   As filed with the Securities and Exchange Commission on December 22, 2000
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------
                             AFC ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)
                               ----------------
        Minnesota                    5812                    58-2016606
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial             Identification No.)
    incorporation or          Classification Code
      organization)                 Number)
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               GERALD J. WILKINS
                            Executive Vice President
                          and Chief Financial Officer
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:

    THOMAS M. CLEARY           SAMUEL N. FRANKEL          JEFFREY M. STEIN
   Riordan & McKinzie      Executive Vice President,       King & Spalding
 300 South Grand Avenue       General Counsel and       191 Peachtree Street
       Suite 2900                  Secretary           Atlanta, Georgia 30303-
 Los Angeles, California     Six Concourse Parkway              1763
          90071                   Suite 1700               (404) 572-4600
     (213) 629-4824       Atlanta, Georgia 30328-5352
                                (770) 391-9500
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         Proposed
                                                         Maximum     Amount of
                Title of Each Class of                   Offering   Registration
             Securities to be Registered                 Price(1)       Fee
--------------------------------------------------------------------------------
Common Stock, par value $.01 per share...............  $100,000,000   $25,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.
                               ----------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion. Dated December 22, 2000.

                                       Shares

                           [LOGO OF AFC ENTERPRISES]

                                  Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of AFC
Enterprises, Inc. AFC Enterprises is offering     shares of the shares to be
sold in the offering. The selling shareholders identified in this prospectus
are offering an additional     shares. AFC Enterprises will not receive any of
the proceeds from the sale of the shares sold by the selling shareholders.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will
be between $     and $    . Application has been made for quotation of the
common stock on the Nasdaq National Market under the symbol "AFCE".

  See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to AFC Enterprises...................   $       $
Proceeds, before expenses, to the selling shareholders..........   $       $

  To the extent that the underwriters sell more than    shares of common stock,
the underwriters have the option to purchase up to an additional     shares
from the selling shareholders at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on        , 2001.

Goldman, Sachs & Co.                                  Credit Suisse First Boston

                                  -----------

                        Prospectus dated         , 2000.

                      [Description of inside front cover]

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and our consolidated financial statements, carefully before making an investment decision.

                                  Our Business

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes(R) Chicken & Biscuits, Church's Chicken(TM), Cinnabon(R), Seattle's Best Coffee(R) and Torrefazione Italia(R). Our brands enjoy a long history of operations. Popeyes was founded in 1972, Church's in 1952, Cinnabon in 1985, Seattle's Best Coffee in 1970 and Torrefazione Italia in 1986. Our brands also enjoy strong market positions in their respective categories. Popeyes and Church's together constitute the second-largest chicken QSR concept in the world. Cinnabon is the world-wide leader in the QSR cinnamon roll bakery category, and Seattle's Best Coffee is a leading alternative to the market leader in the specialty coffee category. As of October 1, 2000, we operated and franchised 3,540 restaurants, bakeries and cafes in 46 states, the District of Columbia and 26 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle's Best Coffee and Torrefazione Italia brands (which we refer to collectively as Seattle Coffee). Our system-wide sales in 1999 totaled approximately $2.1 billion.

   We commenced operations in November 1992 following the reorganization of our predecessor, which operated and franchised Popeyes and Church's restaurants. In connection with the reorganization, a new management team headed by Frank J. Belatti and Dick R. Holbrook assumed control of our operations. From November 1992 through 1995, we focused on improving the quality and appeal of our brands through a number of measures, including re-imaging a significant number of our Popeyes and Church's restaurants, enhancing the profitability of our company-operated restaurants, improving our franchisee support systems and services, and increasing the number of our franchised restaurants. In April 1996, after demonstrating our ability to improve operations, we received a $70.0 million equity investment from Freeman Spogli & Co. and PENMAN Partners. This investment enabled us to re-image additional restaurants, penetrate existing markets and develop new markets, and to reduce our indebtedness. We refinanced our indebtedness in 1997, and acquired Seattle Coffee Company and Cinnabon International, Inc. in 1998.

   From 1995 to 1999, our management team engineered a dramatic improvement in our overall performance. From the beginning of 1995 to the end of 1999, the number of our franchised units increased from 1,355 to 2,434, and outstanding franchise development commitments increased from 1,047 to 1,983. In each of 1995 through 1999, comparable system-wide domestic restaurant sales increased for each of Popeyes and Church's. From 1995 to 1999, we also increased total system-wide sales at a compound annual rate of 11.3%, franchising revenue at a compound annual rate of 13.4%, EBITDA at a compound annual rate of 21.1%, and EBITDA margin from 11.4% to 15.9%.

Company Strengths

   In addition to possessing the leading market positions described above, our strengths include the following:

   High Brand Awareness and Crave Appeal(TM). Because of our high level of brand awareness and the unique taste profiles and positioning of our products, which we refer to as their crave appeal, we have developed a loyal base of existing customers and are uniquely positioned to attract new customers.

   Efficient QSR Support System. Our centralized corporate management structure, management information systems and purchasing cooperatives enable us to tightly control unit and corporate-level costs, capture economies of scale and react more quickly to trends developing in our businesses.

   Model for Growth. We have developed the operating systems and support services needed to facilitate future growth in new geographic territories and within existing markets. We employ a site identification and new unit development process that enables us to identify and obtain favorable sites and to efficiently open new units. We plan to open over 900 franchised restaurants, bakeries and cafes, both domestically and internationally, during the next two years.

   Experienced Management Team. Our management team has overseen a period of strong operating performance and increased unit growth since 1992. Our eight senior executives have an average of more than 20 years of experience in the restaurant and franchising industries.

   Attractive Investment Opportunities for Franchisees. We offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics and offer attractive returns on investment.

Strategy

   Building on these strengths, we are pursuing the following strategies:

   Be the Franchisor of Choice(R). Our primary objective is to be the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We believe that by offering attractive investment opportunities, together with exceptional franchisee support systems and services, potential franchisees will prefer to partner with us, rather than with other franchisors, making us the Franchisor of Choice.

   Promote Our Uniquely Positioned Brands. We recently implemented a new re-imaging program that is designed to update and enhance the image of our uniquely positioned brands. We believe that by periodically updating the image of our brands, we will increase consumer awareness and sales. We plan to have all of our restaurants, bakeries and cafes re-imaged by the end of 2003, and will require that our franchisees complete re-images of their units in accordance with the terms of their franchise agreements.

   Expand Our Penetration in New Geographic Territories and Within Existing Markets, and Develop New Channels of Distribution. Currently, the markets for our Popeyes, Church's, Cinnabon and Seattle Coffee brands are substantially underpenetrated. We are increasing the number of restaurants, bakeries and cafes in traditional formats in both new geographic territories and within existing markets. We are also expanding the number and type of non-traditional formats for our units, and are aggressively expanding the wholesale distribution of our Seattle Coffee brands.

   Expand Internationally. We believe that we have the opportunity to establish a leading market position, or further strengthen our existing market position, in a number of countries, due to the appeal of our highly recognizable American brands, as well as a lack of significant competition for our brands in these international markets.

   Acquire Additional Brands. Using our knowledge, experience, franchisee relationships and support systems and services, we plan to acquire, develop and expand additional branded concepts. Our objective is to acquire brands that are highly recognizable and uniquely positioned in their markets, possess strong growth characteristics, are well-suited to franchising, and offer attractive returns on investment.

General

   Our principal executive offices are located at Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328-5352, and our telephone number is (770) 391-9500. Our website is located at "www.afc-online.com". Information contained on our website is not a part of this prospectus.

   AFC Enterprises(R), Popeyes(R) Chicken & Biscuits, Church's Chicken(TM), Cinnabon(R), Seattle's Best Coffee(R) and Torrefazione Italia(R), each of the logos for our respective brands and Franchisor of Choice(R), are registered or pending trademarks of AFC Enterprises. We also have a number of other registered marks, service marks, trademarks and trade names, and trademark applications, related to our brands' products, services and concepts, and other phrases that we use throughout this prospectus, including Crave Appeal(TM). All other registered marks, service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

Common stock offered by us........       shares

Common stock offered by the
 selling shareholders.............       shares

Common stock outstanding after           shares
 this offering....................

Use of proceeds................... We intend to use the net proceeds from this offering to repay outstanding bank debt,
                                   and for general corporate purposes,
                                   including financing our re-imaging program.

Proposed Nasdaq National Market    AFCE
 symbol...........................

   The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding as of October 1, 2000, and excludes:

  . 6,172,726 shares subject to options at a weighted average exercise price of $4.38 per share; and

  . 169,843 shares subject to warrants at a weighted average exercise price of $4.19 per share.

   In addition, on January 1, 2001, we will grant options to purchase an aggregate of 885,797 shares of our common stock, at a price per share of $10.00, to key employees and a director.

                                ----------------

   Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following tables present our summary consolidated financial data. The data presented in these tables is from "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. You should read those sections and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The historical financial information may not be indicative of our future performance.

                                    Fiscal Year Ended              Forty Weeks Ended
                          -------------------------------------- ---------------------
                          December 28, December 27, December 26, October 3, October 1,
                              1997         1998         1999        1999       2000
                          ------------ ------------ ------------ ---------- ----------
                                 (dollars in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................    $473,611     $597,954     $698,016    $531,277   $544,158
Income from operations..      39,600       25,783       58,170      42,834     57,888
Interest expense, net...      20,645       30,786       34,219      26,043     26,047
Net income (loss)(1)....      11,000       (8,646)      12,085       7,378     18,193
Basic earnings (loss)
 per share(2)...........    $   0.25     $  (0.24)    $   0.31    $   0.19   $   0.46
Weighted average basic
 shares outstanding
 (000s).................      34,442       36,556       39,346      39,318     39,477
Diluted earnings (loss)
 per share(2)...........    $   0.24     $  (0.24)    $   0.28    $   0.17   $   0.43
Weighted average diluted
 shares outstanding
 (000s).................      37,082       36,556       42,629      42,816     42,716

Other Financial Data:
EBITDA(3)...............    $ 72,857     $ 86,632     $111,209    $ 77,879   $ 91,086
EBITDA margin...........       15.4%        14.5%        15.9%       14.7%      16.7%
Cash capital
 expenditures...........    $ 42,136     $ 38,135     $ 55,808    $ 37,249   $ 32,385


   The following table presents a summary of our consolidated balance sheet as of October 1, 2000:

  .  on an actual basis; and

  .  on an as adjusted basis to reflect our sale of     shares of common
     stock at an assumed initial public offering price of $    per share
     after deducting underwriting discounts and commissions and estimated
     offering expenses, and the repayment of $   million in bank debt.

                                                                October 1, 2000
                                                               -----------------
                                                                           As
                                                                Actual  Adjusted
                                                               -------- --------
Consolidated Balance Sheet Data:
Cash and cash equivalents, net of bank overdrafts............. $    775   $
Total assets..................................................  536,265
Total debt and capital lease obligations......................  323,775
Total shareholders' equity....................................  119,771

(1) Net income for the forty weeks ended October 1, 2000 was impacted favorably by a net decrease in general and administrative expenses of $1.6 million (pre-tax) primarily related to the reversal of an environmental reserve. The impact of the reversal was partially offset by an increase in expenses at Seattle Coffee related to one-time, nonrecurring personnel and concept development expenses.
(2) For 1997, basic and diluted earnings per share is calculated based on net income attributable to common stock of $8.8 million due to preferred stock dividends and accretion of $2.2 million that lowered net income attributable to common stock.
(3) EBITDA represents income from operations plus depreciation and amortization, adjusted for non-cash items related to gains/losses on asset dispositions and write-downs, and compensation expense related to stock option activity. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt. We believe investors find this information useful. EBITDA as defined may not be comparable to similarly-titled measures reported by other companies.

                            SUMMARY SYSTEM-WIDE DATA

   The following table presents financial and operating data for the restaurants, bakeries and cafes that we operate or franchise. The data presented in this table is unaudited. Sales information for franchised units is reported by franchisees or, in some cases, estimated by us based on other data.

                                   Fiscal Year Ended              Forty Weeks Ended
                         -------------------------------------- ---------------------
                         December 28, December 27, December 26, October 3, October 1,
                             1997         1998         1999        1999       2000
                         ------------ ------------ ------------ ---------- ----------
System-wide sales
 (000s):
 Popeyes................  $  853,078   $  954,305   $1,068,574  $  817,352 $  931,246
 Church's...............     723,988      755,074      810,471     621,152    663,593
 Cinnabon(1)............          --       41,738      152,421     110,953    128,078
 Seattle Coffee
  retail(1).............          --       24,887       32,587      23,023     34,266
 Seattle Coffee
  wholesale(1)..........          --       36,411       50,368      36,518     40,531
                          ----------   ----------   ----------  ---------- ----------
  Total.................  $1,577,066   $1,812,415   $2,114,421  $1,608,998 $1,797,714
                          ==========   ==========   ==========  ========== ==========
System-wide unit
 openings(2):
 Popeyes................         137          198          151          98         93
 Church's...............         132           87          133         101         76
 Cinnabon...............          --            6           46          29         42
 Seattle Coffee retail..          --           18           27          20         31
                          ----------   ----------   ----------  ---------- ----------
  Total.................         269          309          357         248        242
System-wide units open
 (end of period):
 Popeyes................       1,131        1,292        1,396       1,358      1,464
  Company-operated......         119          171          175         176        166
  Franchised............       1,012        1,121        1,221       1,182      1,298
 Church's...............       1,356        1,399        1,492       1,477      1,534
  Company-operated......         480          491          494         500        476
  Franchised............         876          908          998         977      1,058
 Cinnabon...............          --          369          388         375        417
  Company-operated......          --          212          195         193        194
  Franchised............          --          157          193         182        223
 Seattle Coffee retail..          --           71           98          90        125
  Company-operated......          --           59           76          73         72
  Franchised............          --           12           22          17         53

   Total company-
    operated............         599          933          940         942        908
   Total franchised.....       1,888        2,198        2,434       2,358      2,632
                          ----------   ----------   ----------  ---------- ----------
   Total system-wide....       2,487        3,131        3,374       3,300      3,540

System-wide percentage
 change in comparable
 unit sales(3):
  Domestic:
   Popeyes..............        3.6%         5.2%         4.4%        5.5%       3.8%
   Church's.............        4.0%         4.6%         1.1%        1.3%       0.8%
   Cinnabon.............          --           --         2.4%        3.3%       3.5%
   Seattle Coffee
    retail..............          --           --         3.3%        3.3%       0.0%
  International:
   Popeyes..............        1.3%      (13.3)%       (4.8)%      (4.1)%       2.2%
   Church's.............        2.6%       (1.5)%       (2.7)%      (1.8)%     (1.7)%
   Cinnabon.............          --           --        11.5%          --       5.6%
   Seattle Coffee
    retail..............          --           --           --          --         --
Total commitments
 outstanding (end of
 period)(4):............       1,550        1,602        1,983       1,865      2,299

(1) System-wide sales for Cinnabon and Seattle Coffee in 1998 include only those sales generated after October 15, 1998 and March 18, 1998, their respective dates of acquisition.
(2) System-wide unit openings include company and franchised unit openings. Of the 242 system-wide unit openings for the forty weeks ended October 1, 2000, six were company unit openings and 236 were franchised unit openings. Of the 248 system-wide unit openings for the forty weeks ended October 1, 1999, 43 were company unit openings and 205 were franchised unit openings.
(3) Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998.
(4) Commitments represent obligations to open franchised restaurants, bakeries and cafes under executed development agreements. Of the total commitments outstanding as of October 1, 2000, 1,671 related to our Popeyes and Church's brands, 398 related to our Cinnabon brand, and 230 related to our Seattle Coffee brands.

                                  RISK FACTORS

   You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be materially and adversely affected. In this event, the trading price of our common stock could decline, and you may lose part or all of your investment.

           Risks Related to Our Business and the Foodservice Industry

If the cost of chicken or green coffee beans increases, our cost of sales will increase and our operating results could be adversely affected.

   The principal food products used by our company-operated and franchised restaurants and cafes are chicken and green coffee beans. Any material increase in the costs of these food products could adversely affect our operating results. In particular, for 1998 and 1999, approximately 50% and 47% of the cost of sales for our company-operated chicken restaurants were attributable to the purchase of fresh chicken. Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products. Because our purchasing agreements for fresh chicken allow the prices that we pay for chicken to fluctuate, a rise in the prices of chicken products could expose us to cost increases. In addition, the supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices. The supply and prices of coffee beans can be affected by many factors, including the weather and political and economic conditions in producing countries. If we fail to anticipate and react to increasing food costs by adjusting our purchasing practices, our cost of sales may increase and our operating results could be adversely affected.

If we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

   Labor is a primary component in the cost of operating our restaurants, bakeries and cafes. As of October 1, 2000, we employed approximately 13,000 hourly-paid employees in our company-operated units. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant, bakery and cafe managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. The number of qualified individuals needed to fill these positions is in short supply in some areas. Although we have not yet experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new units. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

If we are unable to franchise a sufficient number of restaurants, bakeries and cafes, our growth strategy could fail.

   As of October 1, 2000, we franchised 2,004 Popeyes, Church's, Cinnabon and Seattle Coffee units domestically and 628 units internationally. Our growth strategy is significantly dependent on increasing the number of our franchised restaurants, bakeries and cafes, both through sales of new franchises and sales of existing company-operated units to new and existing franchisees. If we are unable to franchise a sufficient number of restaurants, bakeries and cafes, our growth strategy could fail.

   Our ability to successfully franchise additional restaurants, bakeries and cafes will depend on various factors, including the availability of suitable sites, the negotiation of acceptable leases or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of our franchisees, our ability to manage this anticipated expansion, and general economic and business conditions. Many of the foregoing factors are beyond the control of our franchisees. Further, there can be no assurance that our franchisees will successfully develop or operate their units in a manner consistent with our concepts and standards, or will have the business abilities or access to financial resources necessary to open the units required by their agreements. Historically, there have been many instances in which Church's and Popeyes franchisees have not fulfilled their obligations under their development agreements to open new units.

Because our operating results are closely tied to the success of our franchisees, the failure of one or more of these franchisees could adversely affect our operating results.

   Our operating results are increasingly dependent on our franchisees and, in some cases, certain franchisees that operate a large number of our restaurants and bakeries. How well our franchisees operate their units is outside of our direct control. Any failure of these franchisees to operate their franchises successfully could adversely affect our operating results. From the beginning of 1995 to October 1, 2000, the number of our franchised units increased from 1,355 to 2,632. We currently have over 500 franchisees. In addition, one of our domestic franchisees currently operates over 150 Popeyes restaurants, another domestic franchisee currently operates approximately 100 Church's restaurants, and another domestic franchisee currently operates over 50 Cinnabon bakeries. In addition, each of our international franchisees is generally responsible for the development of significantly more restaurants, bakeries and cafes than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. There can be no assurance that our domestic and international franchisees will operate their franchises successfully.

Our expansion into new markets may present additional risks that could adversely affect the success of our new units, and the failure of a significant number of these units could adversely affect our operating results.

   We expect to enter into new geographic markets in which we have no prior operating or franchising experience. We face challenges in entering new markets, including consumers' lack of awareness of our brands, difficulties in hiring personnel, and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our new units. The failure of a significant number of the units that we open in new markets could adversely affect our operating results.

Changes in consumer preferences and demographic trends, as well as concerns about food quality, could result in a loss of customers and reduce our revenues.

   Foodservice businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants. We and our franchisees are, from time to time, the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concern. Adverse publicity resulting from these allegations may harm the reputation of our and our franchisees' restaurants, bakeries or cafes, regardless of whether the allegations are valid, we are found liable or those concerns relate only to a single unit or a limited number of units. Moreover, complaints, litigation or adverse publicity experienced by one or more of our franchisees could also adversely affect our business as a whole. If we are unable to adapt to changes in consumer preferences and trends, or we have adverse publicity due to any of these concerns, we may lose customers and our revenues may decline.

If we are unable to compete successfully against other companies in the foodservice industry or to develop new products that appeal to consumer preferences, we could lose customers and our revenues may decline.

   The foodservice industry, and particularly the QSR segment, is intensely competitive with respect to price, quality, brand recognition, service and location. If we are unable to compete successfully against other foodservice providers, we could lose customers and our revenues may decline. We compete against other QSRs, including chicken, hamburger, pizza, Mexican and sandwich restaurants, other purveyors of carry out food and convenience dining establishments, including national restaurant chains. Many of our competitors possess substantially greater financial, marketing, personnel and other resources than we do. There can be no assurance that consumers will continue to regard our products favorably, that we will be able to develop new products that appeal to consumer preferences, or that we will be able to continue to compete successfully in the QSR industry. In addition, KFC, our primary competitor in the chicken segment of the QSR industry, has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete.

   Our Cinnabon bakeries compete directly with national chains located in malls and transportation centers such as Auntie Anne's, The Great American Cookie Company, T.J. Cinnamon's and Mrs. Fields, as well as numerous regional and local companies. Our Cinnabon bakeries also compete indirectly with other QSRs, traditional bakeries, donut shops, ice cream and frozen yogurt shops and pretzel and cookie companies.

   Our Seattle Coffee brands compete directly with specialty coffees sold at retail through supermarkets, specialty retailers, and a growing number of specialty coffee cafes. Seattle Coffee also competes directly with all restaurant and beverage outlets that serve coffee, including Starbucks, and a growing number of espresso kiosks, carts, and coffee cafes. Starbucks has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete with Starbucks. Our Seattle Coffee brands compete indirectly with all other coffees on the market, including those marketed and sold by companies such as Kraft Foods, Procter & Gamble and Nestle.

Our quarterly results and comparable unit sales may fluctuate significantly and could fall below the expectations of securities analysts and investors, which could cause the market price of our common stock to decline.

   Our quarterly operating results and comparable unit sales have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly results or comparable unit sales fluctuate or fall below the expectations of securities analysts and investors, the market price of our common stock could decline. Our business is subject to seasonal fluctuations which may cause our operating results to vary significantly depending upon the region of the U.S. in which a particular unit is located, as well as the time of year and the weather. For example, inclement weather may reduce the volume of consumer traffic at QSRs, and may impair the ability of our system-wide units to achieve normal operating results for short periods of time. In particular, our Cinnabon bakeries and Seattle Coffee cafes have traditionally experienced the strongest operating results during the holiday shopping season between Thanksgiving and Christmas. Consequently, any factors that cause reduced traffic at our Cinnabon bakeries and Seattle Coffee cafes during this period would have a greater effect because of this seasonality.

   Factors that may cause our quarterly results and comparable unit sales to fluctuate include the following:

  .  the disposition of company-operated restaurants;

  . the opening of new restaurants, bakeries and cafes by us or our franchisees;

  .  increases in labor costs;

  .  increases in the cost of food products;

  . the ability of our franchisees to meet their future commitments under development agreements;

  .  consumer concerns about food quality;

  . the level of competition from existing or new competitors in the chicken, cinnamon roll and specialty coffee QSR industries; and

  . economic conditions generally, and in each of the markets in which we or our franchisees are located.

   Accordingly, results for any one quarter are not indicative of the results to be expected for any other quarter or for the full year, and comparable unit sales for any future period may decrease.

We are subject to extensive government regulation, and our failure to comply with existing regulations or increased regulations could adversely affect our business and operating results.

   We are subject to numerous federal, state, local and foreign government laws and regulations, including those relating to:

  .  the preparation and sale of food;

  .  building and zoning requirements;

  .  environmental protection;

  .  minimum wage, overtime and other labor requirements;

  .  compliance with the Americans with Disabilities Act; and

  .  working and safety conditions.

   If we fail to comply with existing or future regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

   We are also subject to regulation by the Federal Trade Commission and to state and foreign laws that govern the offer, sale and termination of franchises and the refusal to renew franchises.

The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or require us to make a recission offer to franchisees, any of which could adversely affect our business and operating results.

If our senior management left us, our operating results could be adversely affected, and we may not be able to attract and retain additional qualified management personnel.

   We are dependent on the experience and industry knowledge of Frank J. Belatti, our Chairman of the Board and Chief Executive Officer, Dick R. Holbrook, our President and Chief Operating Officer, Gerald J. Wilkins, our Executive Vice President and Chief Financial Officer, and other members of our senior management. If for any reason our senior executives do not continue to be active in management, our operating results could be adversely affected. Additionally, we cannot assure you that we will be able to attract and retain additional qualified senior executives as needed in the future. We have entered into employment agreements with each of Messrs. Belatti, Holbrook and Wilkins. However, these agreements do not ensure their continued employment with us.

We continue to increase the size of our franchisee system, and this growth may place a significant strain on our resources.

   The continued growth of our franchisee system will require the implementation of enhanced business support systems, management information systems and additional management, franchise support and financial resources. Failure to implement these systems and secure these resources could have a material adverse affect on our operating results. There can be no assurance that we will be able to manage our expanding franchisee system effectively.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

   We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Bonuses that may be payable pursuant to our Long-Term Employee Success Plan could have a material adverse affect on our earnings for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes indenture.

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $31.00 for a period of 20 consecutive trading days, or our earnings per share for any of the years 2000, 2001, 2002 or 2003 is at least $2.25, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes indenture. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of approximately $75.0 million. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

Currency, economic, political and other risks associated with our international operations could adversely affect our operating results.

   As of October 1, 2000, we had three company-operated cafes and a wholesale coffee distribution center in Canada, and had 628 franchised restaurants, bakeries and cafes in 26 foreign countries, including a significant number of franchised restaurants in Asia. Our revenues from foreign franchisees consist of royalties and other fees payable in U.S. dollars. In particular, the royalties are based on a percentage of net sales generated by our foreign franchisees' operations. Consequently, our revenues from international franchisees are exposed to the potentially adverse effects of our franchisees' operations, currency exchange rates, local economic conditions, political instability and other risks associated with doing business in foreign countries.

   We intend to expand our international franchise operations significantly over the next several years. In particular, we may participate in international joint ventures that will operate a number of our restaurants, bakeries and cafes. These joint ventures could increase our exposure to the risks associated with doing business in foreign countries, including limits on the repatriation of cash and the risk of asset expropriation. We expect that the portion of our revenues generated from international operations will increase in the future, thus increasing our exposure to changes in foreign economic conditions and currency fluctuations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and branded products and adversely affect our business.

   We depend in large part on our brands and branded products and believe that they are very important to the conduct of our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands and branded products. The success of our expansion strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

   We franchise our restaurants, bakeries and cafes to various franchisees. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot assure you that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation.

   We have registered certain trademarks and have other trademark registrations pending in the U.S. and foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries in which we do business and may never be registered in all of these countries. We cannot assure you that we will be able to adequately protect our trademarks or that our use of these trademarks will not result in liability for trademark infringement, trademark dilution or unfair competition.

   We cannot assure you that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

If we open new restaurants, bakeries and cafes that are near existing units, the operating results of the existing units may decline, and the newly opened units may not be successful.

   As part of our growth strategy, we intend to open new restaurants, bakeries and cafes in our existing markets. Since we typically draw customers from a relatively small radius around each of our units, the operating results and comparable unit sales for existing restaurants, bakeries and cafes that are near the area in which a new unit opens may decline, and the new unit itself may not be successful, due to the close proximity of other units and market saturation.

Because many of our properties were used as retail gas stations in the past, we may incur substantial liabilities for remediation of environmental contamination at our properties.

   Approximately 150 of our owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. It is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination, as well as any other environmental conditions at our properties that are unrelated to underground storage tanks. If we are found liable for the costs of remediation of contamination at any of these properties, our operating expenses would likely increase and our operating results would be materially adversely affected. We have obtained insurance coverage that we believe will be adequate to cover any potential environmental remediation liabilities. However, there can be no assurance that the actual costs of any potential remediation liabilities will not materially exceed the amount of our policy limits.

Our bank credit facility and senior subordinated notes indenture may limit our ability to expand our business, and our ability to comply with the covenants, tests and restrictions contained in these agreements may be affected by events that are beyond our control.

   Our bank credit facility and senior subordinated notes indenture contain financial and other covenants requiring us, among other things, to maintain financial ratios and meet financial tests, restricting our ability to incur indebtedness, engage in mergers, acquisitions or reorganizations, pay dividends, and create or allow liens, and restricting the amount of capital expenditures that we may incur in any fiscal year. Additionally, our bank credit facility must be repaid completely in June 2004, and our senior subordinated notes are due in May 2007. The restrictive covenants in our bank credit facility or indenture may limit our ability to expand our business, and our ability to comply with these provisions and to repay or refinance our bank credit facility or indenture may be affected by events beyond our control. A failure to make any required payment under our bank credit facility or indenture or to comply with any of the financial and operating covenants included in the bank credit facility and indenture would result in an event of default, permitting the lenders to accelerate the maturity of the indebtedness. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

                         Risks Related to Our Offering

Our stock price may be volatile, and you could lose all or part of your investment.

   Prior to this offering, you could not buy or sell our common stock in the public market. An active public market for our common stock may not develop or be sustained after this offering. The market for initial public offerings has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

  .  variations in our quarterly operating results;

  .  changes in market valuations of companies in the foodservice industry;

  .  fluctuations in stock market prices and volumes;

  .  issuances of common stock or other securities in the future;

  .  the addition or departure of key personnel; and

  . announcements by us or our competitors of new product offerings, acquisitions or joint ventures.

   Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business and operating results.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

   If our existing shareholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options and warrants, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

   Upon completion of this offering, we will have outstanding      shares of
common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares to be sold in the offering will be freely tradable. Of the remaining
shares,      shares and an additional      shares issuable upon exercise of
outstanding options are subject to lock-up agreements in which the holders of the shares have agreed not to sell any shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. These shares generally will be available for sale after the end of the lock-up period.

   We have also entered into two registration rights agreements that obligate us to register for public resale an aggregate of 30,638,977 shares of common stock, at the option of the shareholders who are parties to those agreements, at any time after April 11, 2001 with respect to one of those agreements, and six months from the date of the closing of this offering with respect to the other agreement. If, upon the expiration of the lock up agreements, all or a portion of these shareholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.

Freeman Spogli & Co. will continue to have substantial control over us after this offering, and could limit your ability to influence the outcome of matters requiring shareholder approval.

   After the offering, Freeman Spogli & Co. will beneficially own 21,212,421
shares, or   %, of our outstanding common stock. Freeman Spogli & Co.'s ownership of our common stock could have the effect of delaying or preventing a change of control of us or could discourage a potential acquiror from obtaining control of us, either of which could have an adverse effect on the market price of our common stock or prevent you from realizing a gain on the sale of your shares of common stock. Freeman Spogli & Co. would also be able to significantly influence the election of directors to our board. Six of the 11 members of our board of directors will be representatives of Freeman Spogli & Co. immediately after the offering.

Provisions in our articles of incorporation, bylaws and Minnesota law have anti-takeover effects that could prevent a change in control that could be beneficial to our shareholders, which could depress the market price of our common stock.

   Our articles of incorporation, bylaws and Minnesota corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions:

  . authorize our board of directors to issue "blank check" preferred stock and to determine the powers, preferences and privileges of those shares without prior shareholder approval;

  . limit the right of our shareholders to call a special meeting of shareholders; and

  . impose procedural and other requirements that could make it difficult for shareholders to effect some corporate actions.

   In addition, our board of directors is considering whether to create a holding company structure, whereby we would become a wholly-owned subsidiary of a Delaware corporation. If we determine to create this structure, we will seek shareholder approval authorizing the structure at our first shareholder meeting following this offering. As a result, provisions of Delaware corporate law would govern your rights with respect to your shares of our common stock. These positions might limit or reduce the price that investors are willing to pay in the future for shares of our common stock, because certain provisions of Delaware law also could delay, deter or prevent a change in control that could be beneficial to our shareholders or make it more difficult for shareholders to take certain actions. See "Description of Capital Stock--Contemplated Reorganization under Delaware Law" for a further description of our contemplated reorganization.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase.

   The initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of common stock.
You will incur immediate and substantial dilution of $   per share in the net
tangible book value of our common stock from the initial public offering price of $ . This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Additional dilution will occur upon the exercise of outstanding options and warrants.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risk and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors" and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the      shares of common
stock offered by us at an assumed initial public offering price of $   per
share, after deducting estimated underwriting discounts and commissions and
estimated offering expenses, will be approximately $   million. We will not
receive any proceeds from the sale of shares by the selling shareholders.

   Pursuant to the terms of our bank credit facility, we are currently required to use the net proceeds from the offering to repay amounts outstanding under our term loans and acquisition facility on a pro rata basis. Notwithstanding the foregoing, if, after application of the proceeds from this offering, we have a leverage ratio of 2.5 to 1 or lower, we may use 50% of the proceeds to repurchase a portion of our senior subordinated notes. In addition, we are currently negotiating an amendment to our bank credit facility that would enable us to use a portion of the proceeds for general corporate purposes. These purposes would include expenditures required for our new re-imaging program. No assurances can be given that we will be able to obtain this amendment.

   As of October 1, 2000, total amounts outstanding under our bank credit facility included: Tranche A term loan--$26.7 million due in installments through June 30, 2002; Tranche B term loan--$72.5 million due in installments through June 30, 2004; acquisition facility--$62.0 million due in installments through January 30, 2002; and revolving line of credit--$5.0 million due June 30, 2002. The term loans, the acquisition facility and the revolving credit facility bear interest at rates that are tied to U.S. and European short-term floating interest rates, plus a margin that depends on our leverage ratio.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock. We do not currently intend to pay any dividends. Our bank credit facility and senior subordinated notes indenture currently prohibit us from declaring or paying any cash dividends or other distributions on any shares of our capital stock. Any payments of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our bank credit facility and senior subordinated notes indenture, or other agreements, and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of October 1, 2000:

  .  on an actual basis; and

  .  on an as adjusted basis to reflect the sale of    shares of common stock
     at an assumed initial public offering price of $    per share after
     deducting underwriting discounts and commissions and estimated offering
     expenses and the repayment of $   million in bank debt.

   You should read the information below with "Use of Proceeds", "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus.

                                                              October 1, 2000
                                                             ------------------
                                                                          As
                                                              Actual   Adjusted
                                                             --------  --------
                                                              (in thousands)
Cash and cash equivalents, net of bank overdrafts........... $    775   $
                                                             ========   =====
Current debt:
  Bank debt, including bank credit facility.................   16,058
  Current maturities of long-term debt and capital lease
   obligations..............................................   13,209
Long-term debt:
  Bank credit facility......................................  141,450
  Senior subordinated notes.................................  150,000
  Capital lease obligations and other long-term debt........    3,058
Shareholders' equity (deficit):
  Preferred stock, $.01 par value; authorized--2,500,000
   shares; no shares issued and outstanding.................       --      --
  Common stock $.01 par value; authorized--50,000,000
   shares; issued and outstanding--39,508,153 shares,
   actual; issued and outstanding--     shares, as
   adjusted.................................................      395
Capital in excess of par value..............................  154,827
Notes receivable--officers..................................   (7,547)
Treasury stock..............................................     (213)
Accumulated deficit.........................................  (27,691)
                                                             --------   -----
  Shareholder's equity......................................  119,771
                                                             --------   -----
    Total capitalization.................................... $443,546   $
                                                             ========   =====

   The number of shares outstanding as of October 1, 2000 excludes the following:

  . 6,172,726 shares subject to options at a weighted average exercise price of $4.38 per share;

  . 169,843 shares subject to warrants at a weighted average exercise price of $4.19 per share; and

  . 326,771 additional shares that are reserved for future issuance under our stock option plans.

   In addition, on December 7, 2000, we reserved an additional 4,000,000 shares for future issuance under our 1996 Nonqualified Stock Option Plan. The number of shares outstanding as of October 1, 2000 also excludes options to purchase an aggregate of 885,797 shares of our common stock, at a price per share of $10.00, that we will grant to key employees and a director on January 1, 2001.

                                    DILUTION

   Our net tangible book value as of October 1, 2000 was a deficit of approximately $(75.4) million or $(1.91) per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding.

   Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the
sale of      shares of common stock offered by us at an assumed initial public
offering price of $    per share, and after deducting the underwriting
discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of October 1, 2000 would have been
approximately $   million, or $   per share of common stock. This represents an
immediate increase in net tangible book value of $   per share to existing
shareholders and immediate dilution of $   per share to new investors
purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.........................     $
  Net tangible book value per share before the offering................. $
  Increase per share attributable to new investors......................
                                                                         ---
  As adjusted net tangible book value per share after the offering......
                                                                             ---
Dilution per share to new investors.....................................     $
                                                                             ===

   The table below summarizes:

  . the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders as of October 1, 2000;

  . the number of shares of common stock that may be purchased, and total consideration payable to us, by option and warrant holders upon the exercise of options or warrants outstanding as of October 1, 2000, and the average price per share; and

  . the number of shares to be purchased and the total consideration to be paid by new investors purchasing shares of common stock in this offering.

                                             Shares         Total
                                           Purchased    Consideration   Average
                                         -------------- -------------- Price Per
                                         Number Percent Amount Percent   Share
                                         ------ ------- ------ ------- ---------
Existing shareholders...................             %   $          %     $
Option and warrant holders..............
New investors...........................             %              %
                                          ---     ---    ----    ---
Totals..................................             %   $          %
                                          ===     ===    ====    ===

   The preceding tables assume no exercise of the underwriters' over-allotment option and exclude stock options or warrants granted after October 1, 2000. To the extent any of these additional options and warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables present our consolidated selected financial data. The selected historical consolidated statement of operations data for each of the years ended, and the selected historical consolidated balance sheet data as of, December 31, 1995, December 29, 1996, December 28, 1997, December 27, 1998 and December 26, 1999, have been derived from our audited consolidated financial statements, some of which are included elsewhere in this prospectus. Those consolidated financial statements and the notes to those statements have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated statement of operations data for the forty week periods ended October 3, 1999 and October 1, 2000, and the selected consolidated balance sheet data as of October 1, 2000 are derived from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present the data for those periods fairly. Operating results for interim periods are not necessarily indicative of results for the full fiscal year.

   You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus.

                                                Fiscal Year Ended(1)                         Forty Weeks Ended
                          ---------------------------------------------------------------- ---------------------
                          December 31, December 29, December 28, December 27, December 26, October 3, October 1,
                              1995         1996         1997         1998         1999        1999       2000
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                              (dollars in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
Restaurant sales........    $426,707     $430,280     $403,182     $487,441     $560,440    $428,982   $428,194
Franchise revenues......      47,916       51,336       61,716       64,211       77,811      58,763     67,226
Wholesale revenues......          --           --           --       36,411       50,368      36,518     40,531
Other revenues..........       8,320        7,977        8,713        9,891        9,397       7,014      8,207
                            --------     --------     --------     --------     --------    --------   --------
 Total revenues.........    $482,943     $489,593     $473,611     $597,954     $698,016    $531,277   $544,158

Costs and expenses:
Restaurant cost of
 sales..................    $139,286     $142,199     $131,332     $155,165     $167,979    $129,167   $123,115
Restaurant operating
 expenses...............     214,703      211,290      197,227      245,161      288,249     221,086    223,228
Wholesale cost of
 sales..................          --           --           --       19,064       24,371      17,929     19,942
Wholesale operating
 expenses...............          --           --           --        8,070       12,310       9,087     11,601
General and
 administrative(2)......      77,459       75,543       77,048       85,691       96,546      77,701     76,614
Executive compensation
 award(3)...............      10,647           --           --           --           --          --         --
Depreciation and
 amortization(4)........      28,329       30,516       33,244       45,162       42,126      33,473     31,770
Charges for restaurant
 closings, excluding
 Pine Tree..............         688        1,304          479          311          835          --         --
Charges for Pine Tree
 restaurant
 closings(5)............          --           --           --        8,547        3,600          --         --
Software write-offs.....          --           --           --        5,000        3,830          --         --
Loss (gain) on sale of
 fixed assets from AFDC
 transaction............          --           --       (5,319)          --           --          --         --
                            --------     --------     --------     --------     --------    --------   --------
 Total costs and
  expenses..............    $471,112     $460,852     $434,011     $572,171     $639,846    $488,443   $486,270
                            --------     --------     --------     --------     --------    --------   --------
Income from continuing
 operations.............    $ 11,831     $ 28,741     $ 39,600     $ 25,783     $ 58,170    $ 42,834   $ 57,888

Other expenses:

Interest, net...........    $ 23,444     $ 15,874     $ 20,645     $ 30,786     $ 34,219    $ 26,043   $ 26,047
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss) from
 continuing operations
 before income taxes....     (11,613)      12,867       18,955       (5,003)      23,951      16,791     31,841
Income tax expense
 (benefit)..............      (2,923)       5,105        8,276       (1,643)       9,922       7,581     13,596
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss) from
 continuing operations..    $ (8,690)    $  7,762     $ 10,679     $ (3,360)    $ 14,029    $  9,210   $ 18,245

                                                Fiscal Year Ended(1)                         Forty Weeks Ended
                          ---------------------------------------------------------------- ---------------------
                          December 31, December 29, December 28, December 27, December 26, October 3, October 1,
                              1995         1996         1997         1998         1999        1999       2000
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                              (dollars in thousands, except per share data)
Discontinued operations:
Income (loss) from
 operations of
 Chesapeake Bagel, net
 of income taxes........    $     --     $     --     $     (7)    $ (5,893)    $   (638)   $   (397)  $     --
Income (loss) on sale of
 Chesapeake Bagel, net
 of income taxes........          --           --           --           --       (1,742)     (1,742)        --
Income (loss) from
 operations of
 Ultrafryer, net of
 income taxes...........        (137)          89          328          607          436         307        (52)
                            --------     --------     --------     --------     --------    --------   --------
Net gain (loss) from
 discontinued
 operations.............    $   (137)    $     89     $    321     $ (5,286)    $ (1,944)   $ (1,832)  $    (52)
Extraordinary loss, net
 of income taxes(6).....          --       (4,456)          --           --           --          --         --
                            --------     --------     --------     --------     --------    --------   --------

Net income (loss).......    $ (8,827)    $  3,395     $ 11,000     $ (8,646)    $ 12,085    $  7,378   $ 18,193
Preferred stock
 dividends and
 accretion..............       7,126       14,804        2,240           --           --          --         --
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss)
 attributable to common
 stock..................    $(15,953)    $(11,409)    $  8,760     $ (8,646)    $ 12,085    $  7,378   $ 18,193
                            ========     ========     ========     ========     ========    ========   ========
Basic earnings (loss)
 per share..............    $  (1.60)    $  (0.41)    $   0.25     $  (0.24)    $   0.31    $   0.19   $   0.46
Weighted average basic
 shares outstanding
 (000s).................      10,000       27,536       34,442       36,556       39,346      39,318     39,477
Diluted earnings (loss)
 per share..............    $  (1.60)    $  (0.39)    $   0.24     $  (0.24)    $   0.28    $   0.17   $   0.43
Weighted average diluted
 shares outstanding
 (000s).................      10,000       29,292       37,082       36,556       42,629      42,816     42,716

Other Financial Data:
EBITDA(7)...............    $ 55,189     $ 64,319     $ 72,857     $ 86,632     $111,209    $ 77,879   $ 91,086
EBITDA margin...........       11.4%        13.1%        15.4%        14.5%        15.9%       14.7%      16.7%
Cash capital
 expenditures...........    $ 24,996     $ 33,951     $ 42,136     $ 38,135     $ 55,808    $ 37,249   $ 32,385

Cash flows provided by
 (used in):
Operating activities....    $ 28,031     $ 47,801     $ 53,959     $ 45,193     $ 57,289    $ 35,684   $ 46,894
Investing activities....     (20,114)     (29,388)     (37,226)    (187,943)     (49,908)    (32,718)   (23,582)
Financing activities....     (10,721)     (12,806)      (2,985)     126,852       (1,951)     (6,533)   (31,128)

                            December 31, December 29, December 28, December 27, December 26,  October 1,
                                1995         1996         1997         1998         1999         2000
                            ------------ ------------ ------------ ------------ ------------ ------------
                                                       (dollars in thousands)
   Consolidated Balance
    Sheet Data:
   Cash and cash
    equivalents, net of
    bank overdrafts........   $  5,526     $  8,404     $ 23,257     $ 10,818     $  3,280     $    775
   Total assets............    328,645      339,668      380,002      556,465      561,889      536,265
   Total debt and capital
    lease obligations......    204,025      151,793      243,882      360,711      348,091      323,775
   Mandatorily redeemable
    preferred stock........     46,468       59,956           --           --           --           --
   Total shareholders'
    equity (deficit).......    (21,665)      37,902       48,459       87,917      100,799      119,771

-------
(1) Throughout this prospectus, our fiscal years ended December 31, 1995, December 29, 1996, December 28, 1997, December 27, 1998 and December 26, 1999 are referred to as years 1995, 1996, 1997, 1998 and 1999, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the last Sunday in December of each year. Fiscal year 1995 included 53 weeks. All other years shown are 52 weeks. The periods ended October 3, 1999 and October 1, 2000 both consist of 40 weeks.
(2) General and administrative expenses for the forty weeks ended October 1, 2000 were impacted favorably by a net decrease in expenses of $1.6 million (pre-tax) primarily related to the reversal of an environmental reserve. The impact of the reversal was partially offset by an increase in expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses.
(3) During 1995, the board of directors granted a special award of $10.0 million to our Chief Executive Officer and his designees contingent upon events related to the 1996 investment by Freeman Spogli & Co. The award became payable upon the closing of the investment. In 1996, we paid this award with approximately 3.0 million shares of common stock valued at $3.317 per share, the fair value of our common stock at the date of issuance. As a result of this investment, certain senior executive officers became fully vested in stock options resulting in the recognition of $647,000 of compensation expense in 1995.
(4) As a result of fresh start accounting principles that were used to record assets acquired and liabilities assumed by us in November 1992 following the reorganization of our predecessor, our operating results reflect the amortization of intangible asset value in an amount of $5.7 million per year.
(5) In 1998, we closed 14 of the former Pine Tree locations that we had previously converted to company-operated Popeyes restaurants, and we closed an additional five of the converted Popeyes restaurants in 1999.
(6) In fiscal 1996, we recorded an extraordinary loss of $4.5 million, net of income taxes, related to the prepayment of debt obligations.
(7) EBITDA represents income from operations plus depreciation and amortization, adjusted for non-cash items related to gains/losses on asset dispositions and write-downs, compensation expense related to stock option activity, and an executive compensation award (for 1995 only). EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt. We believe investors find this information useful. EBITDA as defined may not be comparable to similarly-titled measures reported by other companies.

                            SUMMARY SYSTEM-WIDE DATA

   The following table presents financial and operating data for the restaurants, bakeries and cafes that we operate or franchise. The data presented in this table is unaudited. Sales information for franchised units is reported by franchisees or, in some cases, estimated by us based on other data.

                                               Fiscal Year Ended(1)                         Forty Weeks Ended
                         ---------------------------------------------------------------- ---------------------
                         December 31, December 29, December 28, December 27, December 26, October 3, October 1,
                             1995         1996         1997         1998         1999        1999       2000
                         ------------ ------------ ------------ ------------ ------------ ---------- ----------
System-wide sales
 (000s):
 Popeyes................  $  710,840   $  762,108   $  853,078   $  954,305   $1,068,574  $  817,352 $  931,246
 Church's...............     647,746      675,995      723,988      755,074      810,471     621,152    663,593
 Cinnabon(1)............          --           --           --       41,738      152,421     110,953    128,078
 Seattle Coffee
  retail(1).............          --           --           --       24,887       32,587      23,023     34,266
 Seattle Coffee
  wholesale(1)..........          --           --           --       36,411       50,368      36,518     40,531
                          ----------   ----------   ----------   ----------   ----------  ---------- ----------
 Total..................  $1,358,586   $1,438,103   $1,577,066   $1,812,415   $2,114,421  $1,608,998 $1,797,714
                          ==========   ==========   ==========   ==========   ==========  ========== ==========
System-wide unit
 openings(2):
 Popeyes................         105          110          137          198          151          98         93
 Church's...............          81          117          132           87          133         101         76
 Cinnabon...............          --           --           --            6           46          29         42
 Seattle Coffee retail..          --           --           --           18           27          20         31
                          ----------   ----------   ----------   ----------   ----------  ---------- ----------
 Total..................         186          227          269          309          357         248        242
System-wide units open
 (end of period):
 Popeyes................         964        1,021        1,131        1,292        1,396       1,358      1,464
 Company-operated.......         117          120          119          171          175         176        166
 Franchised.............         847          901        1,012        1,121        1,221       1,182      1,298
 Church's...............       1,219        1,257        1,356        1,399        1,492       1,477      1,534
 Company-operated.......         589          622          480          491          494         500        476
 Franchised.............         630          635          876          908          998         977      1,058
 Cinnabon...............          --           --           --          369          388         375        417
 Company-operated.......          --           --           --          212          195         193        194
 Franchised.............          --           --           --          157          193         182        223
 Seattle Coffee retail..          --           --           --           71           98          90        125
 Company-operated.......          --           --           --           59           76          73         72
 Franchised.............          --           --           --           12           22          17         53

   Total company-
    operated............         706          742          599          933          940         942        908
   Total franchised.....       1,477        1,536        1,888        2,198        2,434       2,358      2,632
                          ----------   ----------   ----------   ----------   ----------  ---------- ----------
  Total system-wide.....       2,183        2,278        2,487        3,131        3,374       3,300      3,540

System-wide percentage
 change in comparable
 restaurant sales(3):
 Domestic:
 Popeyes................        1.1%         0.6%         3.6%         5.2%         4.4%        5.5%       3.8%
 Church's...............        4.6%         4.6%         4.0%         4.6%         1.1%        1.3%       0.8%
 Cinnabon...............          --           --           --           --         2.4%        3.3%       3.5%
 Seattle Coffee
  retail................          --           --           --           --         3.3%        3.3%       0.0%
 International:
 Popeyes................       11.6%         4.3%         1.3%      (13.3)%       (4.8)%      (4.1)%       2.2%
 Church's...............        0.9%       (2.1)%         2.6%       (1.5)%       (2.7)%      (1.8)%     (1.7)%
 Cinnabon...............          --           --           --           --        11.5%          --       5.6%
 Seattle Coffee
  retail................          --           --           --           --           --          --         --

Total commitments
 outstanding (end of
 period)(4).............       1,083        1,319        1,550        1,602        1,983       1,865      2,299

(1) System-wide sales for Cinnabon and Seattle Coffee in 1998 include only those sales generated after October 15, 1998 and March 18, 1998, their respective dates of acquisition.
(2) System-wide unit openings include company and franchised unit openings. Of the 242 system-wide unit openings for the forty weeks ended October 1, 2000, six were company unit openings and 236 were franchised unit openings. Of the 248 system-wide unit openings for the forty weeks ended October 1, 1999, 43 were company unit openings and 205 were franchised unit openings.
(3) Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998.
(4) Commitments represent obligations to open franchised restaurants, bakeries and cafes under executed development agreements. Of the total commitments outstanding as of October 1, 2000, 1,671 related to our Popeyes and Church's brands, 398 related to our Cinnabon brand, and 230 related to our Seattle Coffee brands.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 28, 1997, December 27, 1998 and December 26, 1999 and the forty weeks ended October 3, 1999 and October 1, 2000 should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors", "Business" and elsewhere in this prospectus.

General

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes Chicken & Biscuits, Church's Chicken, Cinnabon, Seattle's Best Coffee and Torrefazione Italia. As of October 1, 2000, we operated and franchised 3,540 restaurants, bakeries and cafes in 46 states, the District of Columbia and 26 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle's Best Coffee and Torrefazione Italia brands. Our system-wide sales in 1999 totaled approximately $2.1 billion.

   We commenced operations in November 1992 following the reorganization of our predecessor, which franchised and operated Popeyes and Church's restaurants. As a result of the reorganization, we were required to record our assets, including our franchise rights and goodwill, and our liabilities at their fair market value, rather than at the historical values used by our predecessor. As a result, we allocated a value of approximately $115.0 million to these franchise rights and goodwill. Accordingly, our operating results for all periods after November 5, 1992, including the operating results contained in the following discussion and analysis, reflect the amortization of these intangible assets in an amount of $5.7 million per year.

Acquisitions and Dispositions

   AFDC Transaction. In the second quarter of 1997, we sold 100 previously company-operated Church's restaurants in eight domestic markets, and granted the rights to operate these restaurants to Atlanta Franchise Development Company, or AFDC. We received $19.9 million in cash, and a warrant to acquire a 5.0% equity interest in AFDC that has since been redeemed by AFDC for $50,000. The $19.9 million purchase price included $2.5 million in franchise fees that were taken into income immediately, and $1.0 million in development fees that were deferred and then taken into income in 1999.

   Chesapeake Bagel Acquisition. On May 5, 1997, we acquired the Chesapeake Bagel franchise system, including the name, operating system and outstanding franchise agreements, from The American Bagel Company, and as a result became the franchisor of 158 Chesapeake Bagel restaurants. The net purchase price was $11.8 million in cash. Substantially all of the purchase price was allocated to intangible assets, including franchise rights, trademarks and goodwill.

   Pine Tree Acquisition. On February 10, 1998, we acquired from Pine Tree Foods, Inc. 81 leased restaurant locations, primarily located in North Carolina, South Carolina and Georgia, for approximately $24.3 million in cash. In addition, we recorded liabilities of approximately $4.0 million in connection with the acquisition. Of the purchase price, $23.7 million was allocated to goodwill. To finance this acquisition, we used existing cash and borrowed under our existing acquisition facility. We converted 66 of these locations into company-operated Popeyes restaurants at an additional cost of $16.0 million, which we borrowed under our acquisition facility, and offered the remaining 15 leaseholds for sale. We closed 14 of the 66 converted Popeyes restaurants in 1998, and an additional five in 1999.

   Seattle Coffee Company Acquisition. On March 18, 1998, we acquired all of the stock of Seattle Coffee Company for $68.8 million in cash and shares of our common stock. We also assumed $4.8 million in debt. Of the purchase price, $54.5 million was allocated to goodwill, franchise rights and trademarks. We financed the cash portion of the acquisition using borrowings of $37.6 million under our acquisition facility. We also issued options and warrants to purchase additional shares of our common stock in exchange for similar options and warrants that previously had been issued by Seattle Coffee Company.

   Cinnabon Acquisition. On October 15, 1998, we acquired all of the stock of Cinnabon International, Inc., the parent company of Cinnabon, for $64.0 million in cash. Of the purchase price, $54.1 was allocated to goodwill. To finance this acquisition, we borrowed $44.7 million under our bank credit facility, which was amended to add a $50.0 million Tranche B term loan. We financed the remaining $19.3 million with the proceeds from the sale of our common stock.

   Chesapeake Bagel Divestiture. On August 30, 1999, we sold our Chesapeake Bagel franchise system to New World Coffee-Manhattan Bagel, Inc. for $2.3 million in cash and a $1.5 million note receivable. As a result, restaurant sales, franchise revenues, restaurant cost of sales, restaurant operating expenses, general and administrative expenses and depreciation and amortization related to Chesapeake's operations have been classified as discontinued operations in our financial statements. Accordingly, the discussions that follow include comparisons of our operating results that have been restated to reflect the continuing operations of our existing brands.

   Ultrafryer Divestiture. On June 1, 2000, we sold Ultrafryer, our restaurant equipment manufacturing division, to an investor group led by Ultrafryer's chief operating officer for $5.2 million, consisting of a $4.6 million note receivable and $0.6 million in cash. The sale included all equipment, inventory and intellectual property held by Ultrafryer, as well as the majority of accounts receivable outstanding as of June 1, 2000. The buyer also assumed certain payables outstanding as of June 1, 2000. We are leasing the building and land used by Ultrafryer to the buyer under a lease that was executed concurrently with the closing. As a result, manufacturing revenues, manufacturing operating expenses, general and administrative expenses and depreciation and amortization related to Ultrafryer's operations have been classified as discontinued operations in our financial statements. Accordingly, the discussions that follow include comparisons of our operating results that have been restated to reflect the continuing operations of our existing brands.

Consolidated Results of Operations

   Our consolidated statement of operations data includes non-recurring items and events that affect comparability with other periods:

  . During the second quarter of 1997, we recorded $2.5 million in franchise fees and a pre-tax $5.3 million gain that were associated with our sale to AFDC of 100 previously company-operated Church's restaurants.

  . In connection with the closure of 14 Popeyes restaurants in 1998 and five Popeyes restaurants in 1999, that previously had been converted subsequent to the Pine Tree acquisition, we recorded one-time charges of $8.5 million in 1998 and $3.6 million in 1999.

  . We wrote-off expenses of $5.0 million in 1998 and $3.8 million in 1999 related to our restaurant back office automation system that was under development, which essentially constituted the entire cost of the system.

  . In 1998, we recorded a $6.8 million write off, in accordance with FAS 121, related to the Chesapeake Bagel franchise value and trademarks. In August 1999, in connection with the sale of our Chesapeake Bagel operations, we recorded a loss of $1.7 million, net of taxes.

  . General and administrative expenses for the forty weeks ended October 1, 2000 were impacted favorably by the reversal of a $4.4 million reserve related to certain contingent environmental liabilities, which we believed was no longer necessary due to the very limited number of environmental claims that we had experienced since 1993, and our purchase of a third party environmental insurance policy that provides coverage for the same potential liabilities. The impact of the reversal was partially offset by an increase of $2.8 million in general and administrative expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses.

  . Restaurants, bakeries and cafes are included in the computation of comparable sales after they have been open 12 months for all periods prior to 2000, and 15 months for 2000. Prior year sales figures used to calculate comparable sales include sales from our Cinnabon and Seattle Coffee brands prior to our acquisition of these two businesses in 1998.

   Certain items in the financial statements for periods prior to the forty weeks ended October 1, 2000 have been reclassified to conform to the current presentation. These reclassifications had no effect on our reported results of operations.

   The table below presents selected revenues and expenses and other items as a percentage of total revenues for 1997, 1998 and 1999 and the forty weeks ended October 3, 1999 and October 1, 2000.

                                    Fiscal Year Ended               Forty Weeks Ended
                          --------------------------------------- ---------------------
                          December 28, December 27,  December 26, October 3, October 1,
                              1997         1998          1999        1999       2000
                          ------------ ------------  ------------ ---------- ----------
Revenues:
Restaurant sales........         85.1%        81.5%         80.3%      80.7%      78.7%
Franchise revenues......         13.0         10.7          11.1       11.1       12.4
Wholesale revenues......           --          6.1           7.2        6.9        7.4
Other revenues..........          1.9          1.7           1.4        1.3        1.5
                          ----------   ----------    ----------    --------   --------
  Total revenues........        100.0%       100.0%        100.0%     100.0%     100.0%
                          ----------   ----------    ----------    --------   --------
Costs and expenses:
Restaurant cost of
 sales(1)...............         32.6         31.8          30.0       30.1       28.8
Restaurant operating
 expenses(1)............         48.9         50.3          51.4       51.5       52.1
Wholesale cost of
 sales(2)...............           --         52.4          48.4       49.1       49.2
Wholesale operating
 expenses(2)............           --         22.2          24.4       24.9       28.6
General and
 administrative.........         16.3         14.3          13.8       14.6       14.1
Depreciation and
 amortization...........          7.0          7.6           6.0        6.3        5.8
Charges for restaurant
 closings, excluding
 Pine Tree..............          0.1          0.1           0.1         --         --
Charges for Pine Tree
 restaurant closings....           --          1.4           0.5         --         --
Software write-offs.....           --          0.8           0.5         --         --
Loss (gain) on sale of
 fixed assets from AFDC
 transaction............         (1.1)          --            --         --         --
  Total costs and
   expenses.............         91.6         95.7          91.7       91.9       89.4
                          ----------   ----------    ----------    --------   --------
Income from operations..          8.4          4.3           8.3        8.1       10.6
Interest expense, net...          4.4          5.1           4.9        4.9        4.8
                          ----------   ----------    ----------    --------   --------
Income (loss) from
 continuing operations
 before income taxes....          4.0         (0.8)          3.4        3.2        5.8
Income tax expense
 (benefit)..............          1.7         (0.3)          1.4        1.4        2.5
                          ----------   ----------    ----------    --------   --------
Net income (loss) from
 continuing operations..          2.3         (0.5)          2.0        1.8        3.3
Gain (loss) from
 discontinued
 operations, net of
 taxes(3)...............           --         (0.9)         (0.3)      (0.3)        --
                          ----------   ----------    ----------    --------   --------
Net income (loss).......          2.3%        (1.4)%         1.7%       1.5%       3.3%
                          ==========   ==========    ==========    ========   ========


(1) Expressed as a percentage of restaurant sales by company-operated restaurants, bakeries and cafes.
(2) Expressed as a percentage of wholesale revenues.
(3) Represents the sales of both Ultrafryer and Chesapeake.

Operating Results

 System-Wide Sales.

 System-wide sales include sales from all restaurants, bakeries and cafes, whether operated by us or our franchisees, and from coffee wholesale operations.

 Revenues

   Our revenues consist primarily of four elements:

  . restaurant sales at our company-operated restaurants, bakeries and cafes;

  .  revenues from franchising;

  .  revenues from wholesale operations; and

  .  other revenues.

   Restaurant Sales. Our restaurant sales consist of gross cash register receipts at our company-operated restaurants, net of sales tax.

   Revenues from Franchising. We earn franchise revenues through franchise agreements, domestic development agreements, and international development agreements. Our standard franchise agreement provides for the payment of a royalty fee based on the net restaurant sales of franchisees. We therefore benefit from increases in franchised restaurant sales. The royalty percentages vary by franchisee, depending on the franchise agreement and the related brand, with an average royalty of 4.6% for the forty week period ended October 1, 2000. We record royalties as revenues when sales occur at franchised units. In addition, we record development fees under domestic and international development agreements, and fees for the purchase of a franchise, as deferred revenues when received. We recognize these fees as revenue when the restaurants for which these fees were paid are opened and all material services or conditions relating to the fees have been substantially performed or satisfied by us. As of October 1, 2000, prepaid development and franchise fees are included on our balance sheet as other liabilities.

   Revenues from Wholesale Operations. Our revenues from wholesale operations consist primarily of sales of premium specialty coffee to our franchisees, foodservice retailers, office and institutional users, supermarkets and others.

   Other Revenues. Our other revenues consist of net rental income from properties owned or leased by us which we lease or sublease to franchisees and third parties, and interest income earned on notes receivable from franchisees and third parties.

 Operating Costs and Expenses

   Restaurant Cost of Sales. Our restaurant cost of sales consists primarily of food, beverage and food ingredients costs. They also include the costs of napkins, cups, straws, plates, take-out bags and boxes. The primary elements affecting our chicken restaurant cost of sales are chicken prices, which are affected by seasonality and are normally higher during the summer months, when demand for chicken is at its peak. The primary elements affecting our bakery and cafe costs of sales are flour and Indonesian cinnamon, and green coffee beans. Other factors such as sales volume, our menu pricing, product mix and promotional activities can also materially affect the level of our restaurant cost of sales.

   Restaurant Operating Expenses. Restaurant operating expenses consist of personnel expenses, occupancy expenses, marketing expenses and other operating expenses incurred at the restaurant level.

   Wholesale Cost of Sales. Our wholesale cost of sales consists primarily of the cost of green coffee beans, as well as the costs to roast, blend, warehouse and distribute our specialty coffee blends.

   Wholesale Operating Expenses. Our wholesale operating expenses consist of personnel expenses, occupancy expenses, and other operating expenses incurred in connection with our wholesale coffee operations.

 General and Administrative Expenses

   Our general and administrative expenses consist of personnel expenses, occupancy expenses and other expenses incurred at the corporate level. Corporate level expenses are primarily incurred at our offices in Atlanta, Georgia and Seattle, Washington, and at our support center in San Antonio, Texas. Additional expenses include those incurred by field personnel located throughout the U.S.

 Depreciation and Amortization Expenses

   Depreciation consists primarily of the depreciation of buildings, leasehold improvements and equipment owned by us, and amortization consists mainly of the amortization of intangible assets. In addition, as a result of fresh start accounting principles as prescribed by AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code that were used to record assets acquired and liabilities assumed by us in November 1992 following the reorganization of our predecessor, our operating results presented for all periods after November 1992 reflect the amortization of intangible asset value in accordance with the fresh start accounting principles in an amount of $5.7 million per year.

 Charges for Restaurant Closings

   Charges for restaurant closings, including charges for Pine Tree restaurant closings, include the write-down of restaurant, bakery and cafe assets to net realizable value, provisions related to future rent obligations for closed properties, and write-offs of intangible assets identified with the properties.

Comparisons of the Forty Weeks Ended October 1, 2000 and October 3, 1999

   System-Wide Sales. System-wide sales increased by $188.7 million, or 11.7%, to approximately $1.8 billion in the forty weeks ended October 1, 2000 from approximately $1.6 billion in the same period of 1999. Our system-wide sales increase was due primarily to new unit growth, an increase in comparable sales in our domestic markets and certain international franchised markets, and coffee wholesale revenue growth. The overall increase was partially offset by a comparable sales decrease in our Church's international markets, specifically Taiwan and Canada. During the forty weeks ended October 1, 2000, we opened 157 restaurants, bakeries and cafes domestically, and 85 restaurants, bakeries and cafes in international markets. As of October 1, 2000, there were 3,540 system-wide units open, as compared with 3,300 as of October 3, 1999.

 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales decreased by $3.7 million, or 1.1%, to $354.6 million in the forty weeks ended October 1, 2000 from $358.3 million in the same period of 1999. The decrease was due primarily to a decrease in the number of company-operated restaurants open during the forty weeks ended October 1, 2000. Additionally, Church's comparable sales decreased 0.4%, while Popeyes' comparable sales increased 0.7%. Twenty-nine company-operated chicken restaurants were either sold or transferred to franchisees during the forty weeks ended October 1, 2000. As of October 1, 2000, we had 642 company-operated chicken restaurants open, as compared with 676 as of October 3, 1999.

   Bakery. Company-operated bakery sales increased by $0.4 million, or 0.8%, to $52.6 million in the forty weeks ended October 1, 2000 from $52.2 million in the same period of 1999. The increase was due primarily to a 4.1% increase in comparable sales for the forty-week period ended October 1, 2000, which was partially offset by a decrease in the number of company-operated bakeries open during the forty weeks ended October 1, 2000. As of October 1, 2000, we had 194 company-operated bakery units open, as compared with 193 as of October 3, 1999. However, the average number of company-operated bakeries open in the forty weeks ended October 1, 2000 was 195, as compared with 203 in the same period of 1999.

   Cafe. Company-operated cafe sales increased by $2.5 million, or 13.9%, to $21.0 million in the forty weeks ended October 1, 2000 from $18.5 million in the same period of 1999. The increase was due primarily to an increase in the number of company-operated cafes open during the forty weeks ended October 1, 2000. As of October 1, 2000, we had 72 company-operated cafes open, as compared with 73 as of October 3, 1999. However, the average number of company-operated cafes open in the forty weeks ended October 1, 2000 was 74, as compared with 66 in the same period of 1999.

   Wholesale Coffee Sales. Wholesale coffee sales increased by $4.0 million, or 11.0%, to $40.5 million in the forty weeks ended October 1, 2000 from $36.5 million in the same period of 1999. The increase was due to growth in the number of wholesale accounts from 5,604 as of October 3, 1999 to 6,146 as of October 1, 2000, as well as an increase in sales to existing accounts.

 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $6.4 million, or 13.0%, to $55.8 million in the forty weeks ended October 1, 2000 from $49.4 million in the same period of 1999. The increase was due to an increase in comparable sales and new unit growth. As of October 1, 2000, we had 2,356 domestic and international franchised chicken restaurants open, as compared with 2,159 as of October 3, 1999. Chicken franchise fee revenue decreased by $0.3 million, or 5.5%, to $5.3 million in the forty weeks ended October 1, 2000 from $5.6 million in the same period of 1999. The decrease resulted primarily from a decrease in the number of new units opened during the forty weeks ended October 1, 2000, when compared with the same period of 1999. We opened 114 new domestic franchised chicken restaurants in the forty weeks ended October 1, 2000, as compared with 120 in the same period of 1999, and 51 new international franchised chicken restaurants in the forty weeks ended October 1, 2000, as compared with 54 in the same period of 1999. The decrease was partially offset by transfer and extension franchise fees collected during the forty weeks ended October 1, 2000.

   Bakery. Bakery franchise royalty revenues increased by $0.8 million, or 26.9%, to $3.9 million in the forty weeks ended October 1, 2000 from $3.1 million in the same period of 1999. The increase was due primarily to an increase in comparable sales and new unit growth, primarily in international markets. As of October 1, 2000, we had 223 domestic and international franchised bakeries open, as compared with 182 as of October 3, 1999. Bakery franchise fee revenue increased by $0.5 million, or 290.5%, to $0.7 million in the forty weeks ended October 1, 2000 from $0.2 million in the same period of 1999. The increase resulted from our opening of 21 new domestic franchised bakeries in the forty weeks ended October 1, 2000, as compared with 22 in the same period of 1999, and 19 new international franchised bakeries in the forty weeks ended October 1, 2000, as compared with four in the same period of 1999.

   Cafe. Cafe royalty revenue increased by $0.6 million, or 149.6%, to $1.0 million for the forty weeks ended October 1, 2000 from $0.4 million in the same period of 1999. The increase was primarily due to an increase in comparable sales and new unit growth. As of October 1, 2000, we had 53 franchised cafes open, as compared with 17 as of October 3, 1999. Cafe franchise fee revenue increased by $0.4 million, to $0.5 million for the forty weeks ended October 1, 2000 from $0.1 million in the same period of 1999. The increase resulted from our opening of 16 new domestic franchised cafes in the forty weeks ended October 1, 2000, as compared with two in the same period of 1999, and 15 new international franchised cafes in the forty weeks ended October 1, 2000, as compared with two in the same period of 1999.

 Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit increased by $2.4 million, or 3.5%, to $71.0 million in the forty weeks ended October 1, 2000 from $68.6 million in the same period of 1999. The increase was due primarily to a 2.8% reduction in average poultry prices. Company-operated chicken restaurant operating profit as a percentage of company-operated chicken restaurant sales was 20.0% in the forty weeks ended October 1, 2000, as compared with 19.1% in the same period of 1999.

   Bakery. Company-operated bakery operating profit increased by $0.4 million, or 3.9%, to $8.3 million in the forty weeks ended October 1, 2000 from $7.9 million in the same period of 1999. The increase was due primarily to an increase in comparable sales. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 15.7% in the forty weeks ended October 1, 2000, as compared with 15.2% in the same period of 1999.

   Cafe. Company-operated cafe operating profit increased by $0.4 million, or 19.4%, to $2.6 million in the forty weeks ended October 1, 2000 from $2.2 million in the same period of 1999. The increase was due primarily to new unit growth. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 12.4% in the forty weeks ended October 1, 2000, as compared with 11.4% in the same period of 1999.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit decreased by $0.5 million, or 5.4%, to $9.0 million for the forty weeks ended October 1, 2000 from $9.5 million in the same period of 1999. The decrease was due primarily to higher distribution costs. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 22.2% in the forty weeks ended October 1, 2000, as compared with 26.0% in the same period of 1999.

   General and Administrative Expenses. General and administrative expenses decreased by $1.1 million, or 1.4%, to $76.6 million for the forty weeks ended October 1, 2000 from $77.7 million in the same period of 1999. The decrease was due to decreases in our chicken segment's expenses, as well as our corporate general and administrative expenses. The decrease in our chicken segment's expenses was due to sales and transfers of company-operated units to franchisees, because franchised units cost less for us to support. The decrease in corporate general and administrative expenses was due to the reversal of a $4.4 million environmental reserve in the forty weeks ended October 1, 2000, which we believed was no longer necessary due to the very limited number of environmental claims that we had experienced since 1993, and our purchase of a third party environmental insurance policy that provides coverage for the same potential liabilities. The overall decrease in our chicken segment's expenses and our corporate general and administrative expenses was partially offset by an increase of $2.8 million in general and administrative expenses at Seattle Coffee related to one-time, non-recurring personnel and concept development expenses. General and administrative expenses as a percentage of total revenues were 14.1% in the forty weeks ended October 1, 2000, as compared with 14.6% in the same period of 1999.

   Depreciation and Amortization. Depreciation and amortization decreased by $1.7 million, or 5.1%, to $31.8 million in the forty weeks ended October 1, 2000 from $33.5 million in the same period of 1999. The decrease was primarily due to the re-estimation of the useful lives of certain buildings, equipment and leasehold improvements in 1999, which resulted in a $3.0 million decrease in depreciation expense. The decrease was partially offset by higher depreciation expense from capital additions of $32.4 million. Depreciation and amortization as a percentage of total revenues was 5.8% in the forty weeks ended October 1, 2000, as compared with 6.3% in the same period of 1999.

   Income from Continuing Operations. Income from continuing operations increased by $15.1 million, or 35.1%, to $57.9 million in the forty weeks ended October 1, 2000 from $42.8 million in the same period of 1999. The increase was due to new unit growth, wholesale and franchise revenue increases, an increase in comparable sales, and lower depreciation expenses. The increase was partially offset by a decrease in company-operated chicken restaurant sales due to the sale or transfer to franchisees of 29 Church's and Popeyes company-operated restaurants during the forty weeks ended October 1, 2000.

   Interest Expense, Net. Interest expense for the forty weeks ended October 1, 2000 of $26.0 million equaled the amount incurred in the same period of 1999. Capital lease obligations decreased $0.4 million as a result of a decrease in interest expense due to amortization. This decrease was offset by a $0.5 million increase in debt cost amortization due to the write-off of debt issuance costs in connection with repurchases of $17.0 million of our senior subordinated notes.

   Income Taxes. Our effective tax rate for the forty weeks ended October 1, 2000 was 42.7%, as compared with an effective tax rate of 40.7% in the same period of 1999. Our effective tax rate increased as a result of our reversal in 1999 of certain tax liabilities that we had previously accrued.

 Gain (Loss) from Discontinued Operations.

   The loss, net of income taxes, from discontinued operations was negligible in the forty weeks ended October 1, 2000, and was $1.8 million in the same period of 1999. The loss from discontinued operations in the forty weeks ended October 3, 1999 reflects the loss incurred on the sale of Chesapeake, net of income taxes, which was partially offset by income from the operations of Ultrafryer.

Comparisons of Fiscal Years Ended December 26, 1999 and December 27, 1998

   System-Wide Sales. System-wide sales increased by $302.0 million, or 16.7%, to approximately $2.1 billion in 1999 from approximately $1.8 billion in 1998. System-wide sales increases in 1999 were due primarily to our acquisitions of Seattle Coffee and Cinnabon in 1998, new unit growth within our chicken brands, and an increase in comparable sales in our domestic markets, offset by weaker foreign currencies (measured on a constant currency basis), primarily in Asia. In 1999, we opened 262 restaurants, bakeries and cafes domestically, and 95 restaurants, bakeries and cafes in international markets. However, international system-wide sales did not experience growth in 1999 related to these new unit openings, due to weaker foreign currencies. As of December 26, 1999, there were 3,374 system-wide units open, as compared with 3,131 as of December 27, 1998.

 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales increased by $18.5 million, or 4.2%, to $462.8 million in 1999 from $444.3 million in 1998. The increase resulted from the opening of 32 new units and comparable sales increases within our chicken brands. As of December 26, 1999, we had 669 company-operated chicken restaurants open, as compared with 662 as of December 27, 1998.

   Bakery. Company-operated bakery sales increased by $49.7 million, or 218.4%, to $72.5 million in 1999 from $22.8 million in 1998. The increase was due primarily to the full year recognition of revenues from our acquisition of Cinnabon in October 1998. As of December 26, 1999, we had 195 company-operated bakery units open, as compared with 212 as of December 27, 1998.

   Cafe. Company-operated cafe sales increased by $4.7 million, or 23.3%, to $25.1 million in 1999 from $20.4 million in 1998. The increase was due primarily to the full year recognition of revenues from our acquisition of Seattle Coffee in March 1998. As of December 26, 1999, we had 76 company-operated cafes open, as compared with 59 as of December 27, 1998.

   Wholesale Coffee Sales. Wholesale coffee sales increased by $14.0 million, or 38.3%, to $50.4 million in 1999 from $36.4 million in 1998. The increase was due primarily to the full year recognition of revenues resulting from our acquisition of Seattle Coffee in March 1998.

 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $7.9 million, or 13.8%, to $64.8 million in 1999 from $56.9 million in 1998. The increase was due to an increase in domestic comparable sales and new unit growth. The increase was partially offset by a decrease in international comparable sales at both Popeyes and Church's in 1999. As of December 26, 1999, we had 2,219 domestic and international franchised chicken restaurants open, as compared with 2,029 as of December 27, 1998. Chicken franchise fee revenue increased by $2.5 million, or 50.8%, to $7.4 million in 1999 from $4.9 million in 1998. The increase resulted from fees generated as a result of the default by one of our franchisees under its development agreement, as well as our opening of 172 new domestic franchises in 1999, as compared with 134 in 1998, and 80 new international franchises in 1999, as compared with 71 in 1998.

   Bakery. Bakery franchise royalty revenues increased by $3.2 million, or 335.1%, to $4.2 million in 1999 from $1.0 million in 1998. The increase was due primarily to the full year recognition of royalties after our acquisition of Cinnabon in October 1998, as well as increased unit growth. As of December 26, 1999, we had 193 domestic and international franchised bakeries open, as compared with 157 as of December 27, 1998. Bakery franchise fee revenue increased by $0.1 million, or 14.7%, to $0.5 million in 1999 from $0.4 million in 1998. The increase resulted primarily from our opening of 41 new franchised bakeries in 1999, as compared with five bakeries in 1998, and was partially offset by fees that were received in 1998 but did not recur in 1999.

   Cafe. Cafe franchise royalty revenues increased by $0.5 million, or 318.1%, to $0.7 million in 1999 from $0.2 million in 1998. The increase was due primarily to the full year recognition of royalties after our acquisition of Seattle Coffee in March 1998, as well as increased unit growth. As of December 26, 1999, we had 22 domestic and international franchised cafes open, as compared with 12 as of December 27, 1998. Cafe franchise fee revenue decreased by $0.6 million, or 84.4%, to $0.1 million in 1999 from $0.7 million in 1998. The decrease was due primarily to the receipt of $0.7 million in fees that were received in 1998 but did not recur in 1999, and was partially offset by the opening of ten new franchised cafes in 1999, as compared with three in 1998.

Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit increased by $8.9 million, or 11.5%, to $87.5 million in 1999 from $78.6 million in 1998. The increase was due to increases in comparable sales and a 4.6% reduction in average poultry prices. Company-operated chicken restaurant operating profit as a percentage of company-operated chicken restaurant sales was 18.9% in 1999, as compared with 17.7% in 1998.

   Bakery. Company-operated bakery operating profit increased by $8.3 million, or 159.4%, to $13.5 million in 1999 from $5.2 million in 1998. The increase was due primarily to the full year recognition of operating profit resulting from our acquisition of Cinnabon in October 1998. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 18.6% in 1999, as compared with 22.8% in 1998. The decrease as a percentage of sales in 1999 was due to the seasonality of Cinnabon, which generates higher operating profit during the Thanksgiving and Christmas shopping seasons, and had limited operations in 1998 due to its acquisition in October of that year.

   Cafe. Company-operated cafe operating profit decreased by $0.2 million, or 6.1%, to $3.1 million in 1999 from $3.3 million in 1998. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 12.1% in 1999, as compared with 16.4% in 1998. The decrease as a percentage of sales in 1999 was due to an increase in 1999 in the number of openings of new cafes, which generally take a period of time to mature in their operations, as well as the failure of certain of these cafes to meet anticipated performance levels in 1999.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit increased by $4.4 million, or 47.5%, to $13.7 million in 1999 from $9.3 million in 1998. The increase was due primarily to the full year recognition of operating profit from our acquisition of Seattle Coffee in March 1998. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 27.2% in 1999, as compared with 25.5% in 1998.

   General and Administration Expenses. General and administrative expenses increased by $10.8 million, or 12.7%, to $96.5 million in 1999 from $85.7 million in 1998. The increase was due primarily to the inclusion of a full year of general and administrative expenses incurred at Seattle Coffee and Cinnabon, which we acquired in 1998. In 1999, Seattle Coffee and Cinnabon accounted for $9.3 million of the total increase in general and administrative expenses, and our chicken brands contributed an additional $4.5 million. This increase was partially offset by decreases in our general liability insurance expense, as well as the reimbursement of marketing expenses incurred by us in the last half of 1999. General and administrative expenses as a percentage of total revenues were 13.8% in 1999, as compared with 14.3% in 1998.

   Depreciation and Amortization. Depreciation and amortization decreased by $3.1 million, or 6.7%, to $42.1 million in 1999 from $45.2 million in 1998. In 1999, we re-estimated the useful lives of certain buildings, equipment and leasehold improvements, increasing some and decreasing others. In some cases, the lives were not adjusted. In 1999, the impact of our change in the estimated useful lives of these assets resulted in a decrease in depreciation and amortization of $7.5 million. The decrease was offset by added depreciation and amortization from our Seattle Coffee, Cinnabon and Pine Tree acquisitions. Depreciation and amortization as a percentage of total revenues was 6.0% in 1999, as compared with 7.6% in 1998.

   Charges for Restaurant Closings. Charges for restaurant, bakery and cafe closings, other than charges for Pine Tree restaurant closings, increased by $0.5 million, or 168.5%, to $0.8 million in 1999 from $0.3 million in 1998. The increase resulted from the closure of nine Church's restaurants in 1999, as compared with five Church's restaurants in 1998.

   Charges for Pine Tree Restaurant Closings. Charges for Pine Tree restaurant closings decreased by $4.9 million, or 57.9%, to $3.6 million in 1999 from $8.5 million in 1998. These charges resulted from the closure of 14 of the 66 Pine Tree restaurants that previously had been converted to Popeyes restaurants in 1998, and the closure of an additional five of these restaurants in 1999.

   Software Write-Offs. We wrote-off expenses of $3.8 million in 1999 and $5.0 million in 1998 that related to our restaurant back office automation system that was under development. The expenses incurred in 1999 and 1998 constituted the entire cost of the system.

   Income from Continuing Operations. Excluding charges for restaurant closings, charges for our Pine Tree restaurant closings, and software write-offs, income from continuing operations increased by $26.8 million, or 67.6%, to $66.4 million in 1999 from $39.6 million in 1998. The increase was due to the full year recognition of revenues and expenses resulting from our acquisitions of Seattle Coffee and Cinnabon, an increase in comparable sales and lower depreciation expense. Our chicken brands contributed $14.5 million, or 20.7%, to the increase in income from continuing operations.

   Interest Expense, Net. Interest expense, net of capitalized interest, increased by $3.4 million, or 11.2%, to $34.2 million in 1999 from $30.8 million in 1998. The increase was due to higher levels of average debt incurred in connection with our Pine Tree, Seattle Coffee and Cinnabon acquisitions in 1998, as well as higher effective interest rates.

   Income Taxes. Our effective tax rate for 1999 was 40.7%, as compared with an effective tax rate benefit of 32.8% in 1998. The effective tax rate benefit of 32.8% in 1998 was less than the U.S. statutory rate as a result of the nondeductible amortization of goodwill.

   Gain (Loss) from Discontinued Operations. The loss, net of income taxes, from discontinued operations decreased by $3.4 million, or 63.2%, to $1.9 million in 1999 from $5.3 million in 1998. The loss reflects the operating results of Chesapeake's operations, as well as the loss on the sale of Chesapeake, and income from Ultrafryer's operations. The loss from discontinued operations in 1998 includes a $4.6 million write-down, net of income taxes, of Chesapeake's intangible assets. In 1999, we incurred a loss of $1.7 million on the sale of Chesapeake, net of income taxes.

Comparisons of Fiscal Years Ended December 27, 1998 and December 28, 1997

   System-Wide Sales. System-wide sales increased by $235.4 million, or 14.9%, to approximately $1.8 billion in 1998 from approximately $1.6 billion in 1997. The increase was primarily due to our acquisitions of Seattle Coffee and Cinnabon in 1998, new unit growth within our chicken brands and an increase in comparable sales in our domestic markets. The overall increase was partially offset by a comparable sales decrease in both our Popeyes and Church's international markets in 1998. In 1998, we opened 235 restaurants, bakeries and cafes domestically, and 74 restaurants, bakeries and cafes in international markets. As of December 27, 1998, there were 3,131 system-wide units open, as compared with 2,487 as of December 28, 1997.

 Company-Operated Unit Sales

   Chicken. Company-operated chicken restaurant sales increased by $41.1 million, or 10.2%, to $444.3 million in 1998 from $403.2 million in 1997. The increase was due to new restaurant growth, primarily resulting from the acquisition of the Pine Tree locations, and comparable sales increases within our chicken brands. In 1998, we acquired 81 of the restaurant properties operated by Pine Tree, and during the first and second fiscal quarters of 1998, converted 66 of these properties into company-operated Popeyes restaurants. Sales from these 66 restaurants were $32.9 million in 1998. As of December 27, 1998, we had 662 company-operated chicken restaurants open, as compared with 599 as of December 28, 1997.

   Bakery. Company-operated bakery sales from the date of our acquisition of Cinnabon to our 1998 year end were $22.8 million.

   Cafe. Company-operated cafe sales from the date of our acquisition of Seattle Coffee to our 1998 year end were $20.4 million.

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   Wholesale Coffee Sales. Wholesale coffee sales from the date of our acquisition of Seattle Coffee to our 1998 year end were $36.4 million.

 Franchise Royalties and Fees

   Chicken. Chicken franchise royalty revenues increased by $4.7 million, or 9.1%, to $56.9 million in 1998 from $52.2 million in 1997. The increase resulted from an increase in comparable sales and new unit growth. The increase was partially offset as a result of the depressed economies in Southeast Asia that caused a decrease in international comparable sales, as well as the impact from the depreciating Southeast Asian currencies in converting foreign currency-based royalties to U.S. dollars. As of December 27, 1998, there were 2,029 domestic and international franchised chicken restaurants open, as compared with 1,888 as of December 28, 1997. Chicken franchise fee revenue decreased by $4.6 million, or 47.9%, to $4.9 million in 1998 from $9.5 million in 1997. The decrease resulted from the absence in 1998 of $3.7 million in fees that resulted from two large franchise transactions in 1997, as well as the opening of fewer franchised chicken restaurants in 1998 when compared with 1997. We opened 134 new domestic franchise restaurants during 1998, as compared with 170 in 1997, and 71 new international franchise restaurants during 1998, as compared with 91 in 1997.

   Bakery. Bakery franchise royalty and fee revenue from the date of our acquisition of Cinnabon to our 1998 year end were $1.4 million.

   Cafe. Cafe franchise royalty and fee revenue from the date of our acquisition of Seattle Coffee to our 1998 year end were $0.9 million.

 Company-Operated Operating Profit

   Chicken. Company-operated chicken restaurant operating profit increased by $4.0 million, or 5.3%, to $78.6 million in 1998 from $74.6 million in 1997. The increase was due to an increase in comparable sales, but was offset by a 2.8% increase in average poultry prices. Company-operated chicken restaurant operating profit as a percentage of company-operated restaurant sales was 17.7% in 1998, as compared with 18.5% in 1997. The decrease as a percentage of sales resulted from start-up expenses incurred in connection with our acquisition of the Pine Tree properties.

   Bakery. Company-operated bakery operating profit from the date of our acquisition of Cinnabon to our 1998 year end was $5.2 million. Company-operated bakery operating profit as a percentage of company-operated bakery sales was 22.8% in 1998.

   Cafe. Company-operated cafe operating profit from the date of our acquisition of Seattle Coffee to our 1998 year end was $3.3 million. Company-operated cafe operating profit as a percentage of company-operated cafe sales was 16.4% in 1998.

   Wholesale Coffee Operating Profit. Wholesale coffee operating profit from the date of our acquisition of Seattle Coffee to our 1998 year end was $9.3 million. Wholesale coffee operating profit as a percentage of wholesale coffee sales was 25.5% in 1998.

   General and Administration Expenses. General and administrative expenses increased by $8.7 million, or 11.2%, to $85.7 million in 1998 from $77.0 million in 1997. The increase was due primarily to general and administrative expenses incurred as a result of our 1998 acquisitions of Seattle Coffee and Cinnabon. In 1998, Seattle Coffee and Cinnabon accounted for $9.1 million of the total increase in general and administrative expenses. General and administrative expenses as a percentage of total revenues were 14.3% in 1998, as compared with 16.3% in 1997.

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   Depreciation and Amortization. Depreciation and amortization increased by
$12.0 million, or 35.8%, to $45.2 million in 1998 from $33.2 million in 1997. The increase was due primarily to our acquisitions of Seattle Coffee, Cinnabon and Pine Tree. Depreciation and amortization as a percentage of total revenues was 7.6% in 1998, as compared with 7.0% in 1997.

   Charges for Restaurant Closings. Charges for restaurant, bakery and cafe closings, other than charges for Pine Tree restaurant closings, decreased by $0.2 million, or 35.1%, to $0.3 million in 1998 from $0.5 million in 1997. These charges resulted from the closure of three Church's restaurants in 1998, as compared with the closure of four Church's restaurants in 1997.

   Charges for Pine Tree Restaurant Closings. Charges for Pine Tree restaurant closings were $8.5 million in 1998, and resulted from the closure of 14 Pine Tree restaurants that previously had been converted to Popeyes restaurants.

   Software Write-offs. We wrote off expenses of $5.0 million in 1998 that related to our restaurant back office automation system that was under development.

   Gain on Sale of Assets from AFDC Transaction. During 1997, we recorded a $5.3 million pre-tax gain associated with the sale of 100 company-operated restaurants to AFDC.

   Income from Continuing Operations. Excluding charges for restaurant closings, charges for our Pine Tree restaurant closings, software write-offs and the gain associated with the sale of assets to AFDC, income from continuing operations increased by $4.8 million, or 14.0%, to $39.6 million in 1998 from $34.8 million in 1997. The increase was due primarily to our 1998 acquisitions of Seattle Coffee and Cinnabon and a decrease in corporate general and administrative expenses, offset by a decrease in income from continuing operations from our chicken brands as a result of start-up expenses related to our Pine Tree acquisition.

   Interest Expense, Net. Interest expense, net of capitalized interest, increased by $10.2 million, or 49.1%, to $30.8 million in 1998 from $20.6 million in 1997. The increase was due to higher levels of average debt outstanding and higher effective interest rates. The increase in average debt outstanding was primarily attributable to the refinancing transaction completed during the second fiscal quarter of 1997, borrowings made under our acquisition and revolving credit facilities during 1998 in connection with the acquisition of Pine Tree and Seattle Coffee, and borrowings made under our Tranche B term loan in connection with the acquisition of Cinnabon. The refinancing transaction also led to higher effective interest rates during 1998.

   Income Taxes. Our effective tax rate benefit for 1998 was 32.8%, as compared with an effective tax rate of 43.6% in 1997. The effective tax rate benefit of 32.8% in 1998 was less than the U.S. statutory rate as a result of the nondeductible amortization of goodwill.

   Gain (Loss) from Discontinued Operations. The loss, net of income taxes, from discontinued operations was $5.3 million in 1998. We had a gain, net of income taxes, of $0.3 million in 1997 from Ultrafryer's operations. The loss from discontinued operations in 1998 reflects the operating results of Chesapeake's operations, the loss on the sale of Chesapeake, and income from Ultrafryer's operations.

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

Liquidity and Capital Resources

   We have financed our business activities primarily with funds generated from operating activities, proceeds from the issuance of our senior subordinated notes, and borrowings under our bank credit facility.

   For the forty weeks ended October 1, 2000, net cash provided by operating activities was $46.9 million. Net cash provided by operating activities for 1997, 1998 and 1999 was $54.0 million, $45.2 million and $57.3 million, respectively. Available cash and cash equivalents, net of bank overdrafts, as of December 28, 1997, December 27, 1998 and December 26, 1999, was
$23.3 million, $10.8 million and $3.3 million, respectively. The decrease in available cash and cash equivalents, net of bank overdrafts, in 1999 was due primarily to the timing of accounts payable payments made at year end 1999, as compared with year end 1998. The decrease in available cash and cash equivalents, net of bank overdrafts, in 1998 was primarily due to the acquisitions of Pine Tree, Seattle Coffee and Cinnabon. As of October 1, 2000, our cash and cash equivalents, net of bank overdrafts, was $0.8 million.

   For the forty weeks ended October 1, 2000, net cash used in investing activities was $23.6 million. Net cash used in investing activities in 1997, 1998 and 1999 was $37.2 million, $187.9 million and $49.9 million, respectively. In 1999, we invested $55.8 million in property and equipment and $3.8 million in connection with our turnkey development program. In 1998, we used $44.0 million in net cash in connection with our acquisition of Seattle Coffee and $67.5 million in net cash in connection with our acquisition of Cinnabon. In 1997, we invested $42.1 million in property and equipment and $14.1 million in connection with our acquisition of Chesapeake Bagel, which included $11.8 million in cash and the recording of $1.9 million in deferred revenues and $0.4 million of other costs. We also received $19.9 million in proceeds from the sale of 100 company-operated Church's restaurants to AFDC.

   Net cash used in financing activities for the forty weeks ended October 1, 2000 was $31.1 million. Net cash used in financing activities in 1999 was $2.0 million, and net cash provided by financing activities in 1998 was $126.9 million. In 1999, we made principal payments of approximately $10.4 million on our term loans, and repurchased approximately $8.0 million of senior subordinated notes. In addition, we amended our bank credit facility and borrowed an additional $25.0 million pursuant to a Tranche B term loan. We repaid $6.0 million under our acquisition facility and $7.0 million under our revolving credit facility in 1999.

   In 1998, we financed our acquisition of Cinnabon by adding a $50.0 million Tranche B term loan to our bank credit facility. We also borrowed $68.0 million under our acquisition facility and $7.0 million under our revolving credit facility to finance our acquisition of Pine Tree and Seattle Coffee. In addition, we also received $19.3 million in net proceeds from the sale of common stock to assist us in financing our acquisition of Cinnabon.

Capital Expenditures

   Our capital expenditures consist of re-imaging activities, new unit construction and development, equipment replacements, maintenance and general capital improvements, capital expenditures related to our Seattle Coffee wholesale operations, the purchase of new restaurant, bakery and cafe equipment, and improvements at various corporate offices. In particular, capital expenditures related to re-imaging activities consist of significant restaurant, bakery and cafe renovations, upgrades and improvements, which on a per restaurant basis typically cost between $70,000 and $150,000.

   During the forty weeks ended October 1, 2000, we invested $32.4 million in various capital projects, including $7.0 million in new restaurant, bakery and cafe locations, $10.5 million in our re-imaging program, $1.6 million in our Seattle Coffee wholesale operations, $2.7 million in new

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

management information systems, $9.2 million in other capital assets to maintain, replace and extend the lives of restaurant, bakery and cafe equipment and facilities, and $1.4 million to complete other corporate projects.

   During 1999, we invested $55.8 million in various capital projects, including $24.6 million in new restaurant, bakery and cafe locations, $7.8 million in our re-imaging program, $2.1 million in our Seattle Coffee wholesale operations, $3.6 million in new management information systems, $8.7 million in other capital assets to maintain, replace and extend the lives of restaurant, bakery and cafe equipment and facilities, and $9.0 million to complete other corporate projects. Compared with 1998, our capital expenditures in 1999 increased $17.7 million.

   Substantially all of our capital expenditures have been financed using cash provided from normal operating activities and borrowings under our bank credit facility.

   In 2000, we plan to invest approximately $39.0 million in capital expenditures. We estimate $13.1 million will be used for growth initiatives, re-imaging and remodeling existing restaurants, bakeries and cafes, $13.1 million will be used for maintaining, replacing and extending the lives of restaurant, bakery and cafe equipment and facilities, $4.9 million will be used in our Seattle Coffee wholesale operations, and the remaining $7.9 million will be used to complete other corporate projects.

   In 2001, we plan to invest approximately $42.0 million in capital expenditures. We estimate $16.4 million will be used for growth initiatives, re-imaging existing restaurants, bakeries and cafes, $11.4 million will be used for maintaining, replacing and extending the lives of restaurant, bakery and cafe equipment and facilities, $4.4 million will be used in our Seattle Coffee wholesale operations, and the remaining $9.8 million will be used to complete other corporate projects. We intend to finance these investments using cash from operations and borrowings under our bank credit facility. In addition, we may finance a portion of our re-imaging activities in 2001 using the proceeds from the sale of company-operated units to franchisees from time to time.

   Over the next several years, we plan to sell a significant number of our company-operated units to new and existing franchisees who commit to develop additional units in order to fully penetrate a particular market or markets. We will use the proceeds from the sale of these units to accelerate our planned re-imaging activities, finance the construction and development of additional restaurant, bakery and cafe units within our model markets from time to time, and reduce our outstanding indebtedness.

   Based upon our current level of operations and anticipated growth, we believe that available cash provided from operating activities, together with available borrowings under our bank credit facility and proceeds obtained from the sale of company-operated restaurants, bakeries and cafes to franchisees from time to time, will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments under our senior subordinated notes and our bank credit facility for the next 18 months.

Long Term Debt

   Bank Credit Facility. In May 1997, we entered into a credit agreement with Goldman Sachs Credit Partners L.P., Canadian Imperial Bank of Commerce and certain other lenders, which consists of a $50.0 million, five-year Tranche A term loan, a $25.0 million revolving credit facility and a $100.0 million acquisition facility. Under the terms of the bank credit facility, we may also obtain letters of credit. The Tranche A term loan and the acquisition facility are due in installments through June 30, 2002. The Tranche A term loan, the acquisition facility and the revolving credit facility bear interest at our election at either a defined base rate plus an applicable margin, or LIBOR plus an applicable margin. The interest rate margins are based on financial leverage ratios, and may

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

fluctuate because of a change in these ratios. The margins are currently 0.625% for the defined base rate and 1.625% for the LIBOR rate. We pay yearly commitment fees on the unused portions of our revolving credit facility and acquisition facility in an amount ranging from 0.25% to 0.50% of the unused amounts, based on certain financial ratios, as well as a customary annual agent's fee. We also pay fees of 1.625% of amounts outstanding under letters of credit issued under the bank credit facility, plus standard issuance and administrative charges.

   In connection with the acquisition of Cinnabon, we amended our bank credit facility to add a $50.0 million Tranche B term loan due in installments through June 30, 2004. In October 1999, we further amended our bank credit facility to add an additional $25.0 million to the borrowing capacity under our Tranche B term loan. At our election, the Tranche B term loans bear interest at a defined base rate plus an applicable margin or LIBOR plus an applicable margin. The interest rate margins are based on financial leverage ratios, and may fluctuate because of a change in these ratios. The margins are currently 1.50% for the defined base rate and 2.50% for the LIBOR rate.

   Principal repayments under the term loans are due in quarterly installments of $0.1 million beginning December 31, 1998 and increase to $5.6 million beginning on September 30, 2002. As of October 1, 2000, total amounts outstanding under our bank credit facility included: Tranche A term loan--$26.7 million due in installments through June 30, 2002; Tranche B term loan--$72.5 million due in installments through June 30, 2004; acquisition facility--$62.0 million due in installments through January 30, 2002; and revolving line of credit--$5.0 million due June 30, 2002.

   The bank credit facility contains financial and other covenants, including covenants requiring us to maintain various financial ratios, restricting our ability to incur indebtedness or to create or suffer to exist various liens, and restricting the amount of capital expenditures that we may incur. The bank credit facility also restricts our ability to engage in mergers or acquisitions, sell assets, enter into leases or make junior payments, including cash dividends. As of the date of this prospectus, we were in compliance with all required covenants. The bank credit facility is secured by a first priority security interest in substantially all of our assets. Our subsidiaries are required to guarantee our obligations under the bank credit facility.

   Amounts repaid or prepaid under the Tranche A and Tranche B term loans may not be re-borrowed. Amounts repaid or prepaid under the acquisition facility may be re-borrowed for acquisitions through May 21, 2001. Amounts repaid or prepaid under the revolving credit facility may be re-borrowed through June 30, 2002.

   Upon our receipt of proceeds from the sale of assets or certain other events, we generally are required to prepay the term loans, acquisition facility and revolving credit facility, unless such proceeds are reinvested in certain assets. In particular, upon the receipt of the net proceeds from this offering, our bank credit facility currently requires us to pay the Tranche A and Tranche B term loans and the acquisition facility on a pro rata basis. Notwithstanding the foregoing, if, after application of the proceeds from this offering, we have a leverage ratio of 2.5 to 1 or lower, we may use 50% of the proceeds to repurchase a portion of our senior subordinated notes. In addition, we are currently negotiating an amendment to our bank credit facility that would enable us to use a portion of the proceeds for general corporate purposes. These purposes would include expenditures required for our new re-imaging program. No assurances can be given that we will be able to obtain this amendment.

   Senior Subordinated Notes. In May 1997, we completed an offering of $175.0 million of 10.25% senior subordinated notes due May 2007. Interest is payable on May 15 and November 15 of each year. The senior subordinated notes are redeemable prior to May 15, 2002 in whole, but not in part, at our option, upon the occurrence of a change of control, at a redemption price of 100% plus an additional make-whole premium. After May 15, 2002, we may redeem the senior subordinated notes

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

in whole or in part at any time prior to maturity at the applicable redemption prices, plus accrued and unpaid interest, if any.

   The senior subordinated notes restrict us from incurring additional non-permitted indebtedness, engaging in certain mergers or consolidations, paying cash dividends, making certain restricted payments or investments (including certain stock repurchases), granting certain liens or permitting subsidiaries to incur guarantees of indebtedness. Upon the occurence of a change in control, each holder of the notes may require us to repurchase all or a portion of the notes of the holder at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. As of the date of this prospectus, we were in compliance with all required covenants. The senior subordinated notes are unsecured and are subordinate in right of payment to all existing and future senior indebtedness.

   During the fourth fiscal quarter of 1999, we repurchased $8.0 million of our senior subordinated notes at a slight discount using proceeds from our Tranche B term loan. During the first fiscal quarter of 2000, we repurchased $5.0 million of our senior subordinated notes at a slight premium. In the second fiscal quarter of 2000, we repurchased an additional $12.0 million of our senior subordinated notes at a slight discount. These repurchases were financed with cash from operations. From time to time, we may repurchase more of our senior subordinated notes in the open market.

Quantitative and Qualitative Disclosures About Market Risk

 Foreign Currency Exchange Rate Risk

   We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. In addition, a portion of our receivables are denominated in foreign currency, which exposes us to exchange rate movements. Prior to 1999, we had not utilized hedging contracts to manage our exposure to foreign currency rate fluctuations because we determined the market risk associated with international receivables was not significant. However, since 1999 we have entered into hedging contracts with respect to the Korean Won to reduce our exposure to future foreign currency rate fluctuations.

 Interest Rate Risk

   Our net exposure to interest rate risk consists of our senior subordinated notes and borrowings under our bank credit facility. Our senior subordinated notes bear interest at a fixed rate of 10.25%. The aggregate balance outstanding under our senior subordinated notes as of October 1, 2000 was $150.0 million. Should interest rates increase or decrease, the estimated fair value of these notes would decrease or increase, respectively. As of December 26, 1999, the fair value of our senior subordinated notes exceeded the carrying amount by approximately $0.8 million. As of October 1, 2000, the fair value of our senior subordinated notes equaled the carrying amount. Our bank credit facility has borrowings made pursuant to it that bear interest rates that are benchmarked to U.S. and European short-term floating-rate interest rates. The balances outstanding under our credit facility as of December 26, 1999 and October 1, 2000 totaled $171.2 million and $168.0 million, respectively. The impact on our annual results of operations of a hypothetical one-point interest rate change on the outstanding balances under our credit facility would be approximately $1.7 million.

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 Chicken Market Risk

   Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products. In order to ensure favorable pricing for our chicken purchases in the future, reduce volatility in chicken prices, and maintain an adequate supply of fresh chicken, our purchasing cooperative has entered into two types of chicken purchasing contracts with chicken suppliers. The first is a grain-based "cost-plus" pricing contract that utilizes prices that are based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other is a market-priced formula contract based on the "Georgia whole bird market value". Under this contract, we and our franchisees pay the market price plus a premium for the cut specifications for our restaurants. The market-priced contracts have maximum and minimum prices that we and our franchisees will pay for chicken during the term of the contract. Both contracts have terms ranging from three to five years with provisions for certain annual price adjustments. In 1998 and 1999, approximately 50% of and 47% of the cost of sales for Popeyes and Church's was attributable to the purchase of fresh chicken. In 2000, we have increased our purchase volume under the cost-plus pricing contracts, and reduced purchases under the market-based contracts, in order to further reduce our exposure to rising chicken prices.

 Coffee Bean Market Risk

   Our principal raw material in our Seattle Coffee operations is green coffee beans. The supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices. The supply and prices of coffee beans can be affected by many factors, including weather, political and economic conditions in producing countries. We typically enter into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year, as negotiated with the individual supplier. As of October 1, 2000, we had commitments to purchase green coffee beans at a total cost of approximately $10.6 million, which we anticipate will satisfy most of our green coffee bean requirements through December 2001.

Long-Term Employee Success Plan

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $31.00 for a period of 20 consecutive trading days, or our earnings per share for any of the years 2000, 2001, 2002 or 2003 is at least $2.25, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. Employee payouts range from 10% to 110% of the individual employee's base salary at the time either of the standards is met. The percentage is based upon the individual employee's original date of hire, and can amount to as much as 110% for an employee whose date of hire was prior to January 1, 1998. The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and our senior subordinated notes

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

indenture. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of approximately $75.0 million. However, assuming that our historical employee turnover and retention rates continue, and that either of the financial performance standards was achieved as of December 28, 2003, we estimate that we would only be obligated to pay bonuses with an aggregate value of approximately $45.0 million.

Extra Week in 2000

   Our fiscal year calendar, which ends on the last Sunday of each year, results in a fifty-third week every five or six years. Fiscal year 2000 will include a fifty-third week in the fourth quarter. This additional week will have a favorable effect on our operating results for 2000.

Year 2000

   We adopted a Year 2000 plan to prepare our information technology systems and non-information technology systems for the Year 2000 issue. We have not experienced any significant Year 2000 failures either internally or from our vendors and suppliers or our franchise community. There can be no certainty that failures or problems related to Year 2000 might not develop in the future, but we do not believe any such failures or problems are reasonably likely to materially disrupt our business.

   Through October 1, 2000, we incurred approximately $1.0 million in Year 2000 costs, which was funded using cash from operations. These costs consisted primarily of fees paid to outside consultants who helped develop a strategy to assess our Year 2000 issues and completed this assessment. We do not anticipate incurring more costs associated with Year 2000 problems.

Impact of Inflation

   We believe that, over time, we generally have been able to pass along inflationary increases in our costs through increased prices of our menu items, and the effects of inflation on our net income historically have not been, and are not expected to be, materially adverse. Due to competitive pressures, however, increases in prices of menu items often lag inflationary increases in costs.

Seasonality

   Our Cinnabon bakeries and Seattle Coffee cafes have traditionally experienced the strongest operating results during the holiday shopping season between Thanksgiving and Christmas. Any factors that cause reduced traffic at our Cinnabon bakeries and Seattle Coffee cafes during this period would impair their ability to achieve normal operating results.

Tax Matters

   In January 2000, the IRS concluded an audit of our 1996 return without making any material adjustments to our taxable income as originally reported. The statute of limitations remains open with respect to income tax returns that we have filed for the fiscal years 1997 forward. Consequently, we could be audited for any of these additional fiscal years. Presently, we do not believe that we have any tax matters that could materially affect our financial statements.

   In connection with our Cinnabon acquisition, we acquired net operating loss carryforwards of $13.4 million and tax credit carryforwards of $1.8 million. The utilization of these tax carryforwards is restricted under the Internal Revenue Code. Consequently, the deferred tax asset related to these items has been offset partially in our balance sheet with a valuation allowance of $7.1 million. Accordingly, the balance sheet does not reflect a net deferred tax asset for these tax carryforwards.

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

Recent Accounting Pronouncements

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As issued, this statement was to become effective for financial statements for periods beginning after June 15, 1999. However, in June 1999, Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" was issued. As a result, the statement became effective beginning after June 15, 2000. In June 2000, Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued. This statement amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. We do not believe the implementation of FASB Statement No. 133 or FASB Statement No. 138 will have a material effect on our consolidated financial statements.

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

                                    BUSINESS

Overview

   We operate, develop and franchise quick service restaurants, bakeries and cafes, or QSRs, primarily under the trade names Popeyes Chicken & Biscuits, Church's Chicken, Cinnabon, Seattle's Best Coffee and Torrefazione Italia. Popeyes and Church's together constitute the second-largest chicken QSR concept in the world, based on system-wide units and sales. Our Cinnabon brand is the world-wide leader in the QSR cinnamon roll bakery category. Seattle's Best Coffee is a leading alternative to the current market leader in the specialty coffee category, based upon its number of wholesale accounts and its expanding retail cafe presence. As of October 1, 2000, we operated and franchised 3,540 restaurants, bakeries and cafes in 46 states, the District of Columbia and 26 foreign countries. We also sell our premium specialty coffees through wholesale and retail distribution channels under our Seattle Coffee brands. Our system-wide sales in 1999 totaled approximately $2.1 billion.

   Our primary objective is to be the Franchisor of Choice -- the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We believe that we can achieve this by continuing to offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics, and offer attractive returns on investment, together with exceptional franchisee support systems and services. We plan to increase the number of our restaurants, bakeries and cafes primarily through the development of new franchised units, and to convert a significant number of our company-operated units to franchised units. We believe that this focus on franchising can provide us with higher profit margins and greater returns on investment, while significantly reducing the capital required by us to operate and grow our brands. We have already increased our total number of franchised units from 1,477 as of December 31, 1995 to 2,632 as of October 1, 2000, representing a 78% increase.

Background

   We commenced operations in November 1992 following the reorganization of our predecessor, which operated and franchised Popeyes and Church's restaurants. A new management team headed by Frank J. Belatti, the former President and Chief Operating Officer of Hospitality Franchise Systems, Inc., or HFS, and prior to that, of Arby's, Inc., assumed control of our operations. From November 1992 through 1995, we focused on improving the quality and appeal of our brands through a number of measures, including re-imaging a significant number of our Popeyes and Church's restaurants, enhancing the profitability of our company-operated restaurants, improving our franchisee support systems and services, and increasing the number of our franchised restaurants. As a result of these initiatives, EBITDA increased from $35.3 million (after adjusting for non-recurring reorganization expenses) in 1992 to $55.2 million in 1995, representing a compound annual growth rate of 16.1%. In addition, from the end of 1992 to the end of 1995, the number of our franchised restaurants increased from 1,162 to 1,477, and outstanding franchise development commitments increased from 372 to 1,083.

   In April 1996, Freeman Spogli & Co., a private equity investment firm, acquired a controlling interest in us, and PENMAN Partners, an African-American controlled investment firm, simultaneously made an equity investment. We used the $70.0 million of proceeds from these investments to re-image additional Popeyes and Church's restaurants, further penetrate existing markets and develop new markets through the construction of new units, and reduce our indebtedness. In 1997, we refinanced our indebtedness by issuing senior subordinated notes and entering into a new bank credit facility. We used the proceeds from our senior subordinated notes offering to redeem preferred stock that previously had been issued to our lenders in our 1992 reorganization. The availability of funds under our new bank credit facility, and the remaining proceeds from the issuance of our senior

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subordinated notes, together with our improved operating performance and the improvement of our franchising support systems and services, positioned us to acquire additional brands.

   We acquired Seattle Coffee Company in March 1998, and Cinnabon International in October 1998. We acquired these two businesses because we believed that they held the opportunity for exceptional worldwide growth, were well-suited for franchising, consisted of complementary products that were sold in similar markets and venues, and could benefit from our operating efficiency, management experience and franchisee support systems. During the last two years, we reactivated the franchising programs for our Cinnabon and Seattle Coffee brands. We also replaced Seattle Coffee's distribution facility and added roasting and packaging equipment. Additionally, we remodeled a number of units, and updated the menus and improved the management team for each brand. During this same period, we continued to promote our Popeyes and Church's brands and to improve our franchisee support systems and services. As a result of these more recent efforts, combined with our history of improving our Popeyes and Church's brands, we believe that we are now well-positioned to further expand our existing portfolio of brands and to acquire new branded concepts.

   From the beginning of 1995 to the end of 1999, our management team engineered a dramatic improvement in our overall performance, including the following:

  . Growth in total system-wide sales at a compound annual rate of 11.3% and franchising revenue at a compound annual rate of 13.4%;

  . An increase in comparable system-wide domestic restaurant sales for Popeyes and Church's in each year;

  .  Growth in market share from 15.4% to 19.2% for our chicken brands;

  . An increase in the number of franchised units from 1,355 to 2,434 and in outstanding franchise development commitments from 1,047 to 1,983;

  . An increase in the number of international franchised units from 346 in 18 foreign countries to 577 in 24 foreign countries; and

  . Growth in EBITDA at a compound annual rate of 21.1%, and an improvement in EBITDA margin from 11.4% to 15.9%.

Company Strengths

   High Brand Awareness and Crave Appeal(TM). We have established a high level of awareness for each of our brands with both franchisees and consumers. Over Popeyes' 28 years of operation and Church's 48 years of operation, these restaurants have become two of the most highly recognized brand names in the QSR industry. Popeyes has achieved its unique market position by focusing on its Cajun culinary and cultural heritage, while we believe Church's is the established market leader in value-oriented fried chicken meals for price conscious consumers. Cinnabon has established an unusually high level of brand awareness. This is attributable to the high traffic locations where our bakeries are located, such as airports and malls, as well as Cinnabon's reputation for fresh, aromatic, oven-hot cinnamon rolls. Seattle's Best Coffee is one of the oldest, and we believe one of the most recognized, brands in the specialty coffee business. Torrefazione Italia's classic coffees have an established position in the emerging market for ultra-premium coffees. We believe that our products have a competitive advantage because of their unique taste and positioning within their respective categories. Because of the high level of brand awareness and the unique taste profiles and positioning of our products, which we refer to as their crave appeal, we have developed a loyal base of existing customers and are uniquely positioned to attract new customers.

   Leading Market Positions. We are the second largest operator and franchisor of chicken QSRs in the world, with 2,998 Popeyes and Church's restaurants located in the U.S. and 22 foreign

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

countries as of October 1, 2000. For the twelve months ended June 1, 2000, the Popeyes QSR system generated 11.8% of all sales in the domestic chicken QSR category, while the Church's QSR system generated 7.8% of all sales in that category, in each case according to Restaurant Trends, an independent research organization. On a combined basis, we have a market share of 19.6% in the chicken QSR category. Cinnabon is the world-wide leader in the QSR cinnamon roll bakery category, with 371 bakeries in 40 states and 46 bakeries in 11 foreign countries as of October 1, 2000. Based on market related information reported in the July 2000 issue of Restaurants & Institutions Magazine, Cinnabon held an 8.4% share of the estimated $2.3 billion other snack market, which consists of cookies, pretzels, cinnamon rolls, smoothies/juices and other sweet snacks sold primarily in shopping mall and travel venues. Finally, Seattle Coffee is a leading alternative to the current market leader in specialty coffee, based upon its number of wholesale accounts and its expanding retail cafe presence. As of October 1, 2000, the Seattle Coffee system consisted of 125 cafes in 16 states and five foreign countries, and had over 6,000 wholesale accounts.

   Efficient QSR Support System. We have developed an efficient infrastructure to support our company-operated and franchised units. Our centralized corporate management structure and ongoing implementation of new management information systems enable us to tightly control unit and corporate-level costs, capture economies of scale and react more quickly to trends developing in our businesses. In particular, through our cooperatives, we and our franchisees have experienced substantial savings as a result of our size and collective bargaining power, particularly with respect to food, beverage and paper goods, and our marketing programs. These operational efficiencies have contributed to the improvement of our EBITDA margin from 11.4% in 1995 to 15.9% in 1999.

   Attractive Investment Opportunities for Franchisees. We offer our franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics and offer attractive returns on investment. We provide franchisees strong operational, marketing and technological support systems and services, innovative new products, periodic re-imaging designs, and economies of scale achieved through our systems' collective purchasing power. In addition, we provide our franchisees with excellent opportunities to develop additional units through both traditional and non-traditional formats and venues. We believe that these opportunities have led not only to growth in the number of franchised units from 1,477 at year end 1995 to 2,632 as of October 1, 2000, representing a compound annual growth rate of 12.3%, but also an increase in the number of franchise development commitments from 1,083 at year end 1995 to 2,299 as of October 1, 2000, representing a compound annual growth rate of 16.3%. We also believe that the attractiveness of these opportunities is evidenced by the number of our franchisees and the number of units that these franchisees operate. We currently have over 500 domestic and international franchisees. Of these franchisees, 42 currently operate more than ten of our restaurants, bakeries and cafes.

   Model for Growth. Our brands have had a track record of significant growth, and we believe that they have strong potential for continued growth, both domestically and internationally. We have developed the operating systems and support services needed to facilitate future growth in new geographic territories and within existing markets, and a site identification and unit development process that enables us to identify and obtain favorable sites and to efficiently open new units. Our growth will also be supported by industry growth trends, as the QSR industry is expected to grow at a compound annual growth rate of 5.9% through 2004, and the chicken QSR category is expected to grow at a compound annual rate of 6.0% through 2004, each according to Technomic, an independent research organization. Our domestic growth, both in new geographic territories and within existing markets, will also be supported by positive growth trends in the demographics of our current customer base. Based on the success of our Cinnabon and Seattle Coffee brands in Japan and certain other foreign countries, despite a relatively low existing market penetration, we believe

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

that the growth opportunities for these two brands internationally are particularly strong. We plan to open over 900 franchised restaurants, bakeries and cafes, both domestically and internationally, during the next two years.

   Experienced Management Team. Our management team, led by Frank J. Belatti, Dick R. Holbrook and Gerald J. Wilkins, has overseen a period of strong operating performance and increased unit growth. Mr. Belatti and Mr. Holbrook each has substantial experience in the restaurant and franchising industries. Mr. Wilkins has substantial management experience in the franchising of restaurants and in managing the financial operations of other business enterprises. Our eight senior executives have an average of more than 20 years of experience in the restaurant and franchising industries, and enjoy an excellent reputation. Members of our management team possess diverse skills that include brand marketing, restaurant operations, product and concept development and franchising development and operations.

Strategy

   Our primary objective is to be the Franchisor of Choice -- the recognized leader in offering quality franchising opportunities to existing and potential franchisees. We also will continue to promote brand awareness of our existing portfolio of brands, increase market penetration of our existing brands domestically and internationally, primarily by franchising additional units, and we will acquire additional branded concepts. The following are the key elements of this strategy:

   Be the Franchisor of Choice (R). Currently, we offer franchisees investment opportunities in highly recognizable brands that are uniquely positioned in their categories, possess strong growth characteristics, and offer attractive returns on investment, together with exceptional franchisee support systems and services. We intend to be the recognized leader in offering these opportunities. We believe that, as a result of this strategy, franchisees will prefer to partner with us, rather than with other franchisors, making us the Franchisor of Choice.

   Growth Primarily Through Franchising. As the Franchisor of Choice, we plan to open new restaurants, bakeries and cafes predominantly through franchising. According to an Arthur Andersen study published in 1999, sales from total franchised operations in the U.S. are expected to exceed $1.0 trillion in 2000. We believe that our focus on franchising can provide us with higher profit margins and returns on investment, while significantly reducing the capital required by us to operate our brands. As of October 1, 2000, we had development commitments from existing and new franchisees to open 2,299 new restaurants, bakeries and cafes. Substantially all of our new units to be opened over the next several years will come from these commitments, as well as additional commitments that we expect to obtain in the future. We also plan to sell a significant number of our company-operated units over the next several years to new and existing franchisees who commit to develop additional units within a particular market or markets in order to fully penetrate their markets.

   Model Markets Program. For each of our brands, we will continue to own and operate units in one or more markets. Our objective is to concentrate on operating fewer units and in fewer markets overall, in order to focus our resources on establishing operational and marketing best practices for each of our brands, thereby creating model markets. The best practices established in each of these model markets will then be shared with the franchisees of each of our brands. Additionally, we will use these model markets to further improve and enhance each of our brands by continuing menu development, product innovation and testing of new operating systems, equipment, technologies, venues and facility designs. We believe that the benefits and results from our model markets

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program will further enhance our relationships with our franchisees by providing them with greater returns on their investment, while at the same time optimizing our own returns on investment from our company-operated units.

   Promote Our Uniquely Positioned Brands. We continually promote and refresh the image of our brands in order to increase consumer awareness and increase sales. We recently have begun to implement a new re-imaging program that is designed to update the image of our brands. This will reinforce the unique positioning of our brands and enhance the customer experience. We plan to have all of our restaurants, bakeries and cafes re-imaged by the end of 2003. Each of our franchisees is contractually required to similarly re-image its restaurants, bakeries, and cafes every seven years. The program involves implementing new logos, packaging, uniforms, menu boards, menu items and trade dress that we have recently developed in order to emphasize the image of each brand. At the same time, we will continue to develop and test new products in order to generate consumer interest, address changing consumer preferences, and strengthen our brands' positions. For example, Church's will begin offering a permanent value menu, which is designed to strengthen Church's brand position of offering simple meals with large portions at low prices. Finally, we plan to accelerate our three-tiered marketing strategy, which consists of television and radio advertising, print advertisements and signage, and point-of-purchase materials.

   Expand Our Penetration in New Geographic Territories and Within Existing Markets, and Develop New Channels of Distribution. Currently, the domestic and international markets for our brands are substantially underpenetrated. We are increasing the number of our restaurants, bakeries and cafes in new and existing markets. In 2001, we plan to franchise and open 200 new Popeyes and Church's restaurants in the U.S. and 70 new restaurants internationally. We plan to franchise and open 45 new Cinnabon bakeries and 25 new Seattle Coffee cafes in the U.S., and 55 new bakeries and 30 new cafes internationally. In addition, we are expanding the number and type of non-traditional formats in which our Popeyes and Church's chicken restaurants are located, including convenience stores, mall food courts, airports and other transportation centers. We also are aggressively expanding the wholesale distribution of our Seattle Coffee brands to make them available wherever specialty coffee is sold, including in regional and national supermarkets, airports, upscale restaurants, hotels and resorts, cruise lines and corporate offices. Finally, we plan to serve Seattle's Best Coffee in a substantial number of our Cinnabon bakeries that do not already serve it, and to offer a selection of Cinnabon products in the bakery case at Seattle Coffee cafes as complementary crave foods and beverages. By offering each brand exclusively at the other's bakery or cafe, we believe we will be able to further penetrate existing markets, open new markets, increase the demand for both brands' products, and further differentiate each brand from their competitors.

   Expand Internationally. We plan to continue entering into franchise development agreements with qualified partners to develop restaurants, bakeries and cafes internationally. We believe that we have the opportunity to establish or further expand a leading market position in a number of countries, due to the appeal of our highly recognizable American brands, as well as a lack of significant competition for our brands in these markets. We also believe that international development is attractive to foreign investors due to strong per unit economics resulting largely from higher average unit volumes, lower food costs, lower labor costs and less QSR competition than we and our franchisees experience in the U.S. We believe that the demand for premium specialty coffees in international markets is particularly strong. In addition, a substantial number of countries around the world have established markets for quick service restaurants, bakeries and cafes and an expanding group of QSR consumers. Our international operations have increased from 346 franchised units in 18 foreign countries at the end of 1995, to 628 franchised units in 26 foreign countries as of October 1, 2000. Additionally, commitments to develop international franchised units have increased from 502 at the end of 1995 to 1,005 as of October 1, 2000.


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   Acquire Additional Branded Concepts. We plan to use our knowledge, experience, franchisee relationships and support systems and services to acquire, develop and expand additional branded concepts. Our objective is to acquire brands that are highly recognizable and uniquely positioned in their markets, possess strong growth characteristics, are well-suited to franchising and offer attractive returns on investment.

Brand Profiles

   Popeyes(R) Chicken & Biscuits. Founded in New Orleans, Louisiana in 1972, our Popeyes brand is the market leader in the Cajun segment of the QSR industry. Popeyes' leading position is driven by its signature Cajun fried chicken. As of October 1, 2000, Popeyes had 1,464 restaurants worldwide. In 1999, Popeyes was the second-largest chicken QSR concept in the world, measured by system-wide sales, which were approximately $1.1 billion. Popeyes' specialty menu consists of fresh, hand-battered, bone-in fried chicken available in two flavors, New Orleans Spicy and Louisiana Mild, and a wide assortment of award-winning signature Cajun cuisine side dishes, including red beans and rice, Cajun rice, Cajun fries and buttermilk biscuits. Popeyes is positioned as a premium fried chicken concept for customers who seek its full flavor and special blend of seasonings and spices. We are also known for our Popeyes' Louisiana Legends(TM) portion of the menu that consists of jambalaya, etouffee and chicken and seafood gumbo served over rice, which complements Popeyes' core menu items with a collection of one of a kind dishes steeped in Louisiana heritage. Popeyes' spicy fried chicken and other Cajun menu offerings have also proven to be popular internationally, particularly in Asia.

   We intend to evolve the Popeyes brand into a Cajun restaurant company that will enable us to shape and lead the growing Cajun food segment of the QSR industry. We intend to accomplish this by re-imaging all of our company-operated Popeyes restaurants to our New Orleans Heritage exterior and interior design over the next three years, and requiring all of our franchisees to re-image their restaurants similarly in accordance with their franchise agreements. Popeyes restaurants are generally constructed in traditional stand-alone and in-line locations, as well as in non-traditional formats such as airports, malls, food courts, military bases and travel centers.

   Popeyes restaurants are located in 42 states, the District of Columbia and 17 foreign countries. Our 166 company-operated Popeyes restaurants are located in Georgia, Illinois, Louisiana, North Carolina, South Carolina and Texas. Over 70% of our 1,053 domestic franchised Popeyes restaurants are located in California, Florida, Georgia, Illinois, Louisiana, Maryland, Mississippi, Texas and Virginia. Over 65% of our 245 international franchised Popeyes restaurants are located in Korea.

   In 1999, Popeyes began testing two new Cajun cuisine restaurant concepts. The first was Cajun Kitchen, a Popeyes Creation(TM), a quick casual dining concept, and the second was Cajun Cafe by Popeyes(TM), a mall food court concept. We have an agreement with Lettuce Entertain You Enterprises under which it assisted us in developing our Cajun Kitchen concept and operates the Cajun Kitchen restaurant that is located in the Chicago area. We also operate a Cajun Cafe in New Orleans, Louisiana, and another in Atlanta, Georgia.

   Church's Chicken(TM). Founded in San Antonio, Texas in 1952, our Church's brand is one of the oldest QSR systems in the U.S. As of October 1, 2000, Church's had 1,534 restaurants worldwide, making it the second largest chicken QSR concept in the world, measured by number of units. System-wide sales for 1999 were $811.0 million. Church's restaurants focus on serving traditional Southern fried chicken in a simple, no-frills restaurant setting. Church's menu items

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also include other Southern specialties, including fried okra, coleslaw, mashed potatoes and gravy, corn on the cob, jalapeno peppers and honey butter biscuits. Church's is positioned as the New Value Leader in the chicken QSR category, providing simple meals with large portions at low prices for price conscious consumers. We plan to re-image all of our company-operated Church's restaurants to more contemporary designs over the next three years, and to require all of our franchisees to re-image their restaurants similarly in accordance with their franchise agreements. Church's restaurants are traditionally found in urban areas where they attempt to establish a reputation as a neighborhood restaurant. With its small footprint and a simple operating system, Church's has successfully expanded into non-traditional formats such as convenience stores, and plans to continue to open additional units in convenience stores. Church's has been popular internationally, particularly in Asia and Puerto Rico, operating under the Church's and Texas Chicken(R) brand names.

   Church's restaurants are located in 29 states and ten foreign countries. Our 476 company-operated Church's restaurants are concentrated primarily in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi, Oklahoma and Texas. Over 65% of our 741 domestic franchised Church's restaurants are located in California, Florida, Georgia, Illinois, Louisiana, Michigan, New York and Texas. Over 95% of our 317 international franchised Church's restaurants are located in Canada, Indonesia, Mexico, the Philippines, Puerto Rico and Taiwan.

   Cinnabon(R). Founded in Seattle, Washington in 1985, our Cinnabon brand is the leading cinnamon roll bakery QSR concept in the world. As of October 1, 2000, Cinnabon had 417 bakeries worldwide. System-wide sales for 1999 were $152.4 million. Cinnabon has built a reputation for serving fresh, aromatic, oven-hot cinnamon rolls made with Indonesian cinnamon and topped with a sweet, rich cream cheese-based frosting. The classic Cinnabon roll laid the foundation for Cinnabon's high standards and commitment to premium fresh products. Some of Cinnabon's new product offerings include the Caramel Pecanbon(R), Caramel Frosted Applebon(TM) and CinnabonStix(TM). CinnabonStix is a portable product that complements Cinnabon's other products and is targeted to on-the-go consumers. Since its introduction in June 2000, CinnabonStix has driven significant increases in customer traffic and comparable sales at Cinnabon bakeries, with CinnabonStix accounting for approximately 9% of sales at the average unit since its introduction. In addition to baked goods, Cinnabon offers a variety of proprietary beverages, including the Mochalatta Chill(R), a mocha-flavored cold coffee beverage, and Seattle's Best Coffee, which is served in approximately 200 bakeries. We believe that the low ticket, impulse purchase nature of the business, as well as the small footprint and operationally simple business model, are attractive features of this brand. Our Cinnabon bakeries are located in high traffic venues such as shopping malls, airports, train stations and travel plazas. We plan to re-image all of our company-operated Cinnabon bakeries over the next three years to our new Heritage exterior and interior design, and will require all of our franchisees to similarly re-image their bakeries in accordance with their franchise agreements.

   Cinnabon bakeries are located in 40 states and 11 foreign countries. Our 194 company-operated Cinnabon bakeries are concentrated primarily in California, Florida, Illinois, Massachusetts, Michigan, Ohio, Pennsylvania, Texas, Washington and Wisconsin. Our 177 domestic franchised Cinnabon bakeries are concentrated primarily in Arizona, California, Illinois, Massachusetts, Minnesota, Nevada, New Jersey, New York and Ohio. Our 46 international franchised Cinnabon bakeries are located primarily in Canada, Japan, Mexico, the Philippines, Saudi Arabia, Thailand, the United Kingdom and Venezuela. Our four franchised Cinnabon bakeries in Japan, which have been open from one to 11 months, are generating average weekly sales of $56,755, as compared with average weekly sales of $7,365 in the U.S.

   Seattle Coffee. Seattle Coffee Company was created as a result of combining Seattle's Best Coffee, Inc. and Torrefazione Italia, Inc. in May 1994. As of October 1, 2000, we had 125 cafes in the Seattle Coffee system, 107 of which are Seattle's Best Coffee cafes and 18 of which are

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Torrefazione Italia cafes, and more than 6,000 wholesale accounts. Our coffee cafes are located in 16 states and five foreign countries.

   We roast and blend our Seattle's Best and Torrefazione Italia specialty coffees in our 30,000 square foot automated roasting facility on Vashon Island, near Seattle, Washington. We believe that our roasting and packaging facility may be one of the most technologically advanced in the U.S., and has the capacity to roast approximately 13 million pounds of green coffee beans per year. We select our coffee beans from the highest quality Arabica beans, which come from the finest growing regions of the world. We operate 14 regional wholesale offices throughout the U.S. and one in Canada.

   Seattle's Best Coffee(R). Seattle's Best Coffee is one of the oldest brands in the domestic specialty coffee business. Seattle's Best Coffee was founded in 1970 and opened its first retail cafe in 1983 in Bellevue Square, a regional mall located in Seattle, Washington. Management adopted a strategy of using retail stores to support and build brand awareness in order to drive wholesale sales. This strategy generally has remained unchanged. Seattle's Best Coffee markets several coffee house blends under names such as Seattle's Best Blend(R), Post Alley Blend(R), Saturday's Blend(R), Portside Blend(R) and Henry's Blend(R). Each blend has a unique flavor, allowing Seattle's Best Coffee to appeal to a broad range of taste preferences.

   Our 69 domestic company-operated Seattle's Best Coffee cafes are located primarily in Washington, Oregon, California and Illinois. Currently, Seattle's Best Coffee is also being sold in approximately 200 Cinnabon bakeries. Our 33 domestic franchised cafes are located primarily in Georgia, Oregon, Texas and Washington. Our 20 international franchised cafes are located primarily in Japan and Saudi Arabia. Our 11 franchised coffee cafes in Japan, which have been open from two to 13 months, are generating average weekly sales of $14,731, as compared with average weekly sales of $6,235 in the U.S. Our Seattle's Best Coffee cafes are typically located in high traffic venues such as central business districts and shopping centers. More recently, we have begun to franchise our Seattle's Best Coffee cafes for operation in airports, which we believe will provide our Seattle Coffee brand with both wholesale and retail opportunities, and increase brand awareness due to the heavy customer traffic at these venues. In addition, we plan to re-image all of our company-operated Seattle's Best Coffee cafes over the next three years, and to require all of our franchisees to re-image their cafes similarly in accordance with their franchise agreements.

   Torrefazione Italia(R). Our Torrefazione Italia brand was founded in 1986, when Umberto Bizarri brought his family's recipes for blending and roasting traditional coffees from Perugia, Italy to Seattle, Washington. These classic Italian coffees are known for their full bodied, highly aromatic and intense flavor. Our Torrefazione Italia brand takes its name from the Italian word torrefazione, which means "the place where coffee is roasted". Torrefazione Italia has adopted a strategy of capitalizing on its Italian heritage, and using its retail locations to support and build brand awareness in order to drive wholesale sales of its ultra-premium brand coffees. As part of this strategy, Torrefazione Italia cafes are designed to present consumers with an Italian coffee experience that we refer to as the Warmth of Italy(TM). Torrefazione Italia coffees are positioned at the upper end of the quality and price range, and are marketed to reflect the traditions and blending expertise of the Bizarri family, with names like Venezia(TM), Milano(TM), Perugia(TM), and Napoli(TM). We emphasize the Italian experience by serving Torrefazione Italia coffees at their cafe locations using handpainted ceramic cups imported from Deruta, Italy. The Torrefazione Italia cafes are designed to accommodate those who are on-the-go as well as those who wish to relax and sip their coffee while listening to classical music. Our Torrefazione Italia retail cafes are located in metropolitan cities such as Chicago, Dallas, Portland, San Francisco, Seattle and Vancouver, and are located in venues such as urban, central business districts, office complexes and high-end malls. All of our Torrefazione Italia cafes will be re-imaged over the next three years to accommodate additional food products and to strengthen their Italian image.

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

Wholesale Coffee Operations

   We believe that consumers have a strong interest in purchasing whole bean specialty coffee for home consumption. According to the 1999 Gallup Survey on Coffee Consumption, nearly 36% of all coffee drinkers stated that they had purchased specialty whole bean coffee for home consumption within the past three months. According to the same survey, 61% of those consumers stated that they had purchased specialty whole bean coffee most frequently at a supermarket or grocery store.

   Our Seattle's Best and Torrefazione Italia wholesale coffee operations sell our coffee primarily to supermarkets and other foodservice retailers, including hotel chains, fine restaurants, specialty coffee retailers, espresso carts and theaters. Some of our major wholesale accounts include Books-A-Million, Eddie Bauer, Mrs. Fields Cookies, Hilton Hotels, Royal Caribbean Cruise Lines, Wall Street Deli, Dave and Busters, Aramark and Alaska Airlines. We believe that the increasing presence of our specialty coffees in retail cafes and key foodservice accounts throughout the country will help drive the long term growth of our coffee bean sales through supermarkets. Our Seattle's Best Coffee is also distributed to supermarkets throughout the Pacific Northwest and other parts of the country. This brand has achieved a high degree of penetration in the Pacific Northwest with settings in most major supermarkets, including QFC, Safeway and Ralph's. In addition, we successfully introduced Torrefazione Italia coffee into supermarkets in 1995, and this brand is now carried in several high-end chains and independent supermarkets in Oregon and western Washington.

Site Selection

   We employ a site identification and new unit development process that enables us to identify and obtain favorable sites for new domestic restaurants, bakeries and cafes, commencing with an overall market plan for each intended area of development, which we develop together with our franchisees. For our Popeyes and Church's brands, we emphasize free-standing pad sites and end-cap locations with ample parking and easy dinner-time access from high traffic roads. For our Cinnabon and Seattle Coffee brands, we emphasize high traffic venues such as malls, in-line shopping centers, transportation facilities, central business districts, airports and office buildings. International sites are often located in densely populated urban areas, and are generally built with a multi-floor layout because of the scarcity of real estate and the higher percentage of dine-in customers in international markets.

Franchise Development

   Our strategy includes the opening of substantially all of our new restaurants, bakeries and cafes through our franchise programs with new and existing franchisees. The following discussion describes the standard arrangements we enter into with our franchisees.

   Domestic Development Agreements. Our domestic franchise development agreements provide for the development of a specified number of restaurants, bakeries and cafes within a defined geographic territory in accordance with a schedule of unit opening dates. These development schedules generally cover three to five years and typically have benchmarks for the number of restaurants, bakeries and cafes to be opened and in operation at six-month and twelve-month intervals. Our Popeyes and Church's franchisees currently pay a development fee of $10,000 for the first unit to be developed and then a reduced fee ranging from $2,500 to $7,500 for each additional unit to be developed under the same development agreement, depending upon the type of venue. Our Cinnabon franchisees currently pay a development fee of $5,000 per unit. Our Seattle Best Coffee franchisees currently pay a development fee of $10,000 for the first unit and $5,000 for each additional unit to be developed under the same development agreement. These development fees typically are paid when the development agreement is executed and are non-refundable.

   International Development Agreements. We enter into franchise development agreements with qualified parties to develop restaurants, bakeries and cafes outside of the U.S. We may grant international development rights in one or more countries or in limited geographic areas within a particular country. Our international franchisees currently pay a development fee of up to $10,000 for each unit to be developed, generally depending upon the brand. The other terms of our international development agreements are, in most respects, similar to those included in our domestic development agreements. However, our international franchisees are also required to prepay up to $45,000 in franchise fees at the time their franchise development agreement is signed. International development agreements also include additional provisions necessary to address the multinational nature of the transaction, including foreign currency exchange and taxation matters, as well as international dispute resolution provisions, and are modified as necessary to comply with applicable local laws relating to technology transfers, export/import matters and franchising.

   Franchise Agreements. Once we execute a development agreement and approve the related site, and the property is secured by our franchisee, we and our franchisee enter into a franchise agreement under which our franchisee has the right to operate the specific unit to be developed at the site. Our current franchise agreements provide for payment of the following franchise fees. Popeyes franchisees pay $20,000 per location. Church's franchisees pay $15,000 per location for free-standing units and $5,000 per location for units opened in convenience stores or travel plazas. Cinnabon franchisees pay $35,000 for the first unit, $25,000 per location for any second or third unit and $20,000 for any additional units developed under a single development agreement. Seattle Coffee franchisees pay $30,000 per location for the first cafe unit, $20,000 per location for additional cafe units developed under the same development agreement, $20,000 per location for the first kiosk unit and $15,000 for each additional kiosk unit developed under the same development agreement, and $5,000 for each mobile cart unit. In addition, our Popeyes and Church's franchise agreements generally require franchisees to pay a 5% royalty on net restaurant sales and a 3%, with respect to Popeyes, and 4%, with respect to Church's, national advertising fund contribution (reduced to a maximum of 1% if a local advertising co-operative is formed). Our Cinnabon franchise agreements generally require franchisees to pay a 5% royalty on net restaurant sales and a national advertising fund contribution of up to 3% of net sales. Our Seattle Coffee franchise agreements generally require franchisees to pay a 4% royalty on net restaurant sales and a national advertising fund contribution of up to 3% of net sales. Our Seattle Coffee franchisees are required to purchase coffee exclusively from us. Some of our older franchise agreements provide for lower royalties and advertising fund contributions. These older agreements constitute a decreasing percentage of our total outstanding franchise agreements.

   All of our franchise agreements require that each franchisee operate its restaurant, bakery and cafe units in accordance with our defined operating procedures, adhere to the menu established by us and meet applicable quality, service, health and cleanliness standards. The agreements also typically require that each franchisee must re-image its units to the then current image of the brand every seven years. We may terminate the franchise rights of any franchisee who does not comply with these standards and requirements. We believe that maintaining superior food and beverage quality, a clean and pleasant environment and excellent customer service are critical to the reputation and success of our Popeyes, Church's, Cinnabon and Seattle Coffee systems, and we intend to aggressively enforce these contractual requirements. Our franchisees may contest this enforcement, and when necessary, contest our termination of franchise rights.

   The terms of our international franchise agreements are substantially similar to those included in our domestic franchise agreements, except that international franchisees must prepay up to $45,000 in franchise fees at the time their related franchise development agreement is executed, and these agreements may be modified to reflect the multi-national nature of the transaction and to comply with the requirements of applicable local laws. In addition, royalty rates may differ from those included in domestic franchise agreements, and generally are slightly lower due to the number of units required to be developed by our international franchisees.

   Turnkey Development. Since 1998, in order to expedite development of our domestic franchised restaurants, we have from time to time purchased or leased sites and built units in certain markets for subsequent resale to qualified franchisees. In fiscal year 1999, we sold seven turnkey units. As of October 1, 2000, we had sold an additional seven turnkey units.

   AFC Loan Guarantee Program. In March 2000, we implemented a program to assist current franchisees, new franchisees and our managers in obtaining the financing needed to purchase or develop franchised units at competitive rates, provided they meet certain financial and operational criteria. Under the program, we will guarantee up to 20% of each qualified franchisee's loan amount, typically for a three year period, and generally relating to no more than one unit per franchisee. This program is available for Popeyes, Church's and Cinnabon franchisees, and the qualifications vary depending upon the type of franchise to be developed. We have an agreement with one national lender to participate in the program, and we anticipate entering into agreements with several other national lenders in the near future. Under our agreement with our current lender, the total amount of funding provided to franchisees under this program is limited to $10.0 million. In the event any of these franchisees default on their loan obligations, our aggregate liability under the program will not exceed $1.0 million.

Management Information Systems

   In 1998, we launched AFC On-Line(R), a website exclusively for franchisees that provides operational support, a restaurant development roadmap, a business planning template, marketing information and other relevant information. The website allows us to maintain close ties and engage in system-wide communications with our franchisees.

Marketing

   We generally market our Popeyes, Church's, Cinnabon and Seattle Coffee food and beverage products to customers using a three-tiered marketing strategy consisting of television and radio advertising, print advertisement and signage, and point-of-purchase materials. Each of our brands frequently offers new programs that are intended to generate and maintain consumer interest, address changing consumer preferences, and enhance the position of our brands. New product introductions and "limited time only" promotional items also play a major role in building sales and creating repeat customers.

   As part of our marketing strategy, we will continue to develop new and enhanced advertising campaigns for each of our brands. In particular, we intend to launch a new media strategy in 2001 for Church's that will be targeted towards the specific demographics of its customers. The advertising campaign will also deliver shorter messages more frequently, and closer to the purchase decision.

   Sales at restaurants located in markets in which we utilize television advertising are generally 5% to 10% higher than the sales generated by restaurants that are located in other markets. Consequently, we intend to target growth of our Popeyes and Church's restaurants primarily in markets where we have or can achieve sufficient unit concentration to justify the expense of television advertising.

   We and our franchisees contribute to a national advertising fund to pay for the development of marketing materials and also contribute to local advertising funds to support programs in our local markets. In markets where there is sufficient unit concentration to effect such savings, we and our franchisees have experienced significant savings in our marketing programs through our advertising cooperatives. For the last four years, our Popeyes franchisees have contributed more to the national advertising fund than they have been required to contribute under the terms of their respective franchise agreements. In 1999, we contributed approximately $25.2 million to these various advertising funds.

Community Activity

   We believe strongly in supporting the communities we serve. Through the non-profit AFC Foundation, Inc., we have sponsored and helped construct more than 300 homes worldwide in conjunction with Habitat for Humanity, a nonprofit builder of housing for the poor. In addition, each of our brands is involved in various community support programs. For example, Popeyes is involved in Mr. Holland's Opus Foundation, which promotes music education. Church's sponsors summer camp programs through the Boys and Girls Clubs. Cinnabon encourages reading awareness through its Reading Rewards Program. Seattle Coffee is involved in saving our water from pollution and contamination through the Water Keeper's Alliance. We also support the United Negro College Fund and the Hispanic Association of Colleges and Universities with promotional fund-raisers, and sponsor Adopt-A-School programs. In 2000, we contributed approximately $600,000 to these programs in the aggregate, and our and our franchisees' employees contributed thousands of volunteer hours. Through our involvement with these programs, we have established a meaningful presence in the communities we serve while, we believe, building customer loyalty and positive brand awareness.

New Age of Opportunity(R)

   Through our New Age of Opportunity management program we make diversity a part of our business strategy. We believe the New Age of Opportunity program gives us an important competitive advantage by providing us with the framework for turning goodwill into good business by focusing on four areas:

  .  expanding franchise ownership opportunities for minorities and women;

  .  cultivating new supplier relationships for minorities and women;

  .  attracting and developing outstanding employees; and

  . enhancing the quality of life for people through meaningful community service.

Diversity enables us to look at a situation from all angles and provides us with the capacity to better understand our communities, our employees, our customers, our suppliers and our businesses, and provides us with the vision to meet emerging trends with creative ideas. As a testimonial to the success of this program, women and minorities now constitute over 50% of the total number of our franchisees.

Suppliers

   Our franchisees are generally required to purchase all ingredients, products, materials, supplies and other items necessary in the operation of their businesses solely from suppliers who have been approved by us in writing. These suppliers must demonstrate to our continuing satisfaction the ability to meet our standards and specifications for these items, and possess adequate quality controls and capacity to supply our franchisees' needs promptly and reliably.

   Supply Agreements. We have entered into agreements that commit our company-operated restaurants and bakeries to serve certain Coca-Cola and Dr. Pepper fountain beverages exclusively. We also have a long-term agreement with Diversified Foods and Seasonings, Inc., under which we have designated Diversified as the sole supplier of certain proprietary products for the Popeyes system. Diversified sells these products to our approved distributors, who in turn sell them to our franchised and company-operated Popeyes restaurants. In 1999, the Popeyes system purchased from its distributors approximately $37.8 million of proprietary products made by Diversified.

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

   The principal raw material for our Popeyes and Church's systems is fresh chicken. Our Popeyes and Church's systems purchase fresh chicken from approximately 14 suppliers who service us from 33 plant locations. In 1998 and 1999, approximately 50% and 47% of the cost of sales for Popeyes and Church's were attributable to the purchase of fresh chicken. Our cost of sales is significantly affected by increases in the cost of chicken, which can result from a number of factors, including increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken products.

   In order to ensure favorable pricing for our chicken purchases in the future, reduce volatility in chicken prices, and maintain an adequate supply of fresh chicken, our purchasing cooperative has entered into two types of chicken purchasing contracts with chicken suppliers. The first is a grain-based "cost-plus" pricing contract that utilizes prices that are based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other is a market-priced formula contract based on the "Georgia whole bird market value". Under this contract, we and our franchisees pay the market price plus a premium for the cut specifications for our restaurants. The market-priced contracts have maximum and minimum prices that we and our franchisees will pay for chicken during the term of the contract. Both contracts have terms ranging from three to five years, with provisions for certain annual price adjustments. In 2000, we increased our purchase volume under the "cost-plus" pricing contracts, thereby reducing purchases under the market-based contracts, in order to further reduce our exposure to rising chicken prices.

   Our principal raw material in our Seattle Coffee operations is green coffee beans. We typically enter into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year, as negotiated with the individual supplier. We purchase approximately 50% of our green coffee beans from four suppliers and the remaining 50% from over 12 other suppliers. If the four major suppliers cannot meet our coffee orders, we have the option of ordering our coffee from the other suppliers or adding new suppliers. As of October 1, 2000, we had commitments to purchase green coffee beans at a total cost of approximately $10.6 million.

   The supply and prices of green coffee beans are volatile. Although most coffee beans trade in the commodity market, the prices of the coffee beans of the quality that we use tend to trade on a negotiated basis at a premium above the commodity market prices. The supply and prices of coffee beans can be affected by many factors, including weather, political and economic conditions in producing countries.

   Purchasing Cooperative. Supplies are generally provided to our franchised and company-operated restaurants, bakeries and, to a lesser degree, cafes, pursuant to supply agreements which until recently were negotiated by Popeyes Operators Purchasing Cooperative Association, Inc. and Church's Operators Purchasing Association, Inc., each a not-for-profit corporation. These corporations were created for the purpose of consolidating our purchasing power collectively with our franchisees in order to negotiate more favorable terms. In January 2000, our purchasing cooperatives were combined into one purchasing and logistical service cooperative, Supply Management Services, Inc. Our purchasing cooperative, which is open to all of our franchisees, is not obligated to purchase and cannot require its members to purchase any supplies. Since 1995, our Popeyes and Church's franchise agreements have required that each franchisee join the purchasing cooperative as a member. Substantially all of our domestic franchisees purchase through the cooperative.

   Through our purchasing cooperatives, we and our franchisees have experienced substantial savings as a result of our size and related bargaining power, particularly with respect to food, beverage and paper goods. In the future, we also expect to experience savings in the procurement of

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

additional items such as restaurant supplies, insurance, administrative services and communications equipment.

   Seattle Coffee Cafes. Our company-operated and franchised coffee cafes purchase their coffee exclusively from us, and their non-coffee food and supply items either directly from us or from approved suppliers and distributors.

Intellectual Property and Other Proprietary Rights

   We own a number of trademarks and service marks that have been registered with the U.S. Patent and Trademark Office, including the marks "Popeyes", "Popeyes Chicken & Biscuits", "Church's", "Cinnabon World Famous Cinnamon Roll", "Seattle's Best Coffee", "Torrefazione Italia" and each brand's logo, as well as the trademark "Franchisor of Choice". We also have registered trademarks for a number of additional marks, including "Gotta Love It", "Day of Dreams", "Love That Chicken From Popeyes" and "New Age of Opportunity". In addition, we have registered or made application to register one or more of the marks (or, in certain cases, the marks in connection with additional words or graphics) in approximately 150 foreign countries, although there can be no assurance that we can obtain the registration for the marks in every country where registration has been sought. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

   Formula Agreement. We have a perpetual formula licensing agreement with Alvin C. Copeland, the founder of Popeyes, the former owner of the Popeyes and Church's restaurant systems, and the owner of Diversified Food and Seasonings. Under this agreement, we have the worldwide exclusive rights to the Popeyes spicy fried chicken recipe and certain other ingredients produced by Diversified, which are used in Popeyes products. The agreement provides that we pay Mr. Copeland monthly payments of $254,166 until March 2029.

   King Features Agreements. We have several agreements with the King Features Syndicate Division of The Hearst Corporation under which we have the exclusive right to use the image and likeness of the cartoon character "Popeye", and other companion characters such as "Olive Oyl", in connection with Popeyes restaurants worldwide. Under these agreements, we are obligated to pay to King Features a royalty of 0.1% on the first $1.0 billion of Popeyes annual system-wide sales and 0.05% on the next $2.0 billion of annual sales. The total annual royalties payable under these agreements are capped at $2.0 million per year. The King Features agreements automatically renew annually, unless we are in default or we elect not to renew.

Competition

   The foodservice industry, and particularly the QSR industry, is intensely competitive with respect to price, quality, name recognition, service and location. We compete against other QSRs, including chicken, hamburger, pizza, Mexican and sandwich restaurants, other purveyors of carryout food and convenience dining establishments, including national restaurant chains. Many of our competitors possess substantially greater financial, marketing, personnel and other resources than we do. In particular, KFC, our primary competitor in the chicken segment of the QSR industry, has far more units, greater brand recognition and greater financial resources, all of which may affect our ability to compete.

   Our Cinnabon bakeries compete directly with national chains located in malls and transportation centers such as Auntie Anne's, The Great American Cookie Company, T.J. Cinnabon's and Mrs. Fields, as well as numerous regional and local companies. Our Cinnabon bakeries also compete indirectly with other QSRs, traditional bakeries, donut shops, ice cream and frozen yogurt shops and pretzel and cookie companies.

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

   Our Seattle Coffee brands compete directly with specialty coffees sold at retail through supermarkets, specialty retailers, and a growing number of specialty coffee cafes. Seattle Coffee also competes directly with all restaurant and beverage outlets that serve coffee, including Starbucks, and a growing number of espresso kiosks, carts and coffee cafes. Starbucks has far more units, greater brand recognition and greater financial resources than we do, all of which may affect our ability to compete with Starbucks. Our Seattle Coffee brands compete indirectly with all other coffees on the market, including those marketed and sold by companies such as Kraft Foods, Procter & Gamble and Nestle.

International Operations

   As of October 1, 2000, we franchised 628 restaurants, bakeries and cafes in 26 foreign countries, and plan to expand our foreign franchising program significantly in the future. We currently operate three coffee cafes and a wholesale coffee distribution center located in Canada. We do not currently operate any other units outside of the U.S. Foreign franchise royalties and other fees that are based, in part, on sales generated by our foreign franchised restaurants, bakeries and cafes, including a significant number of franchised restaurants in Asia, make up part of our revenues. Currently, we have limited exposure to changes in international economic conditions and currency fluctuations. We have not historically maintained any hedges against foreign currency fluctuations, although since the beginning of 1999, we have entered into foreign currency hedging agreements with respect to the Korean Won. Our losses during the past three years related to foreign currency fluctuations have not been material to our results of operations. For 1997, 1998 and 1999, and for the forty weeks ended October 1, 2000, royalties and other revenues from foreign franchisees represented 2.6%, 2.0%, 1.7% and 2.1%, respectively, of our total revenues.

Insurance

   We carry property, general liability, business interruption, crime, directors and officers, employees practices liability, environmental and workers' compensation insurance policies, which we believe are customary for businesses of our size and type. Pursuant to the terms of their franchise agreements, our franchisees are also required to maintain certain minimum standards of insurance with insurance companies that are satisfactory to us, including commercial general liability insurance, workers' compensation insurance, all risk property and casualty insurance and automobile insurance.

Government Regulation

   We are subject to various federal, state and local laws affecting our business, including various health, sanitation, fire and safety standards. Newly constructed or remodeled restaurants, bakeries and cafes are subject to state and local building code and zoning requirements. In connection with the re-imaging and alteration of our restaurants, bakeries and cafes, we may be required to expend funds to meet certain federal, state and local regulations, including regulations requiring that remodeled or altered restaurants, bakeries and cafes be accessible to persons with disabilities. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of new units in particular areas.

   We are also subject to the Fair Labor Standards Act and various other laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of our foodservice personnel are paid at rates related to the federal minimum wage, and increases in the minimum wage have increased our labor costs.

   Many states and the Federal Trade Commission, as well as certain foreign countries, require franchisors to transmit specified disclosure statements to potential franchisees before granting a franchise. Additionally, some states and certain foreign countries require us to register our franchise offering documents before we may offer a franchise. We believe that our uniform franchise offering circulars, together with any applicable state versions or supplements, comply with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises. We also believe that our international disclosure statements and franchise offering documents comply with the laws of the foreign countries in which we have offered franchises.

Environmental Matters

   We are subject to various federal, state and local laws regulating the discharge of pollutants into the environment. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations, as well as other applicable laws and regulations governing our operations. However, approximately 150 of our owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. It is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination, as well as any other environmental conditions at our properties that are unrelated to underground storage tanks. As a result, after an analysis of our property portfolio and an initial assessment of our properties, including testing of soil and groundwater at a representative sample of our facilities, we have obtained insurance coverage that we believe will be adequate to cover any potential environmental remediation liabilities. We are currently not subject to any administrative or court order requiring remediation at any of our properties.

Employees

   As of October 1, 2000, we had 12,677 hourly employees working in our restaurant, bakery and cafe operations. Additionally, we had 1,722 salaried employees involved in the management of individual restaurants, bakeries and cafes, and 129 multi-unit managers and field management employees. We had 695 employees responsible for corporate administration, franchise administration and business development, and 75 employees responsible for coffee roasting and distribution. None of our employees is covered by a collective bargaining agreement. We believe that the dedication of our employees is critical to our success, and that our relationship with our employees is good.

Facilities

   We either own or lease the land and buildings for our company-operated restaurants, bakeries and cafes. In addition, we own or lease land and buildings, which we lease or sublease to our franchisees and third parties. While we expect to continue to lease many of our sites in the future, we also may purchase the land or buildings for restaurants, bakeries and cafes to the extent acceptable terms are available.

   We typically lease our restaurants under "triple net" leases that require us to pay real estate taxes, maintenance costs and insurance premiums and, in some cases, percentage rent based on sales in excess of specified amounts. Bakeries and cafes are typically leased under standard retail lease terms for malls, community shopping centers and office buildings. Generally, our leases have initial terms ranging from five to 20 years, with options to renew for one or more additional periods, although the terms of our leases generally vary depending on the facility. Our leases or subleases to franchisees are typically for Popeyes or Church's restaurants and are triple net to the franchisee,

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

provide for a minimum rent, based upon prevailing market rental rates, as well as percentage rent based on sales in excess of specified amounts, and have a term that usually coincides with the term of the franchise agreement for the location, often 20 years with renewal options. These leases are typically cross-defaulted with the corresponding franchise agreement for that site.

   The following table sets forth the locations by state of our domestic company-operated restaurants, bakeries and cafes as of October 1, 2000:

                                                  Land and Land and/or
                                                  Building  Building
                                                   Owned     Leased      Total
                                                  -------- ----------- ---------
   Texas.........................................   174        139        313
   Georgia.......................................    38         58         96
   Louisiana.....................................    25         55         80
   California....................................    --         57         57
   Washington....................................    --         47         47
   Alabama.......................................    27         10         37
   Florida.......................................    20         15         35
   Arizona.......................................    19          8         27
   Illinois......................................     1         23         24
   Tennessee.....................................    12          5         17
   Oklahoma......................................    14          1         15
   Mississippi...................................    10          4         14
   North Carolina................................    --         13         13
   Ohio..........................................    --         12         12
   Massachusetts.................................    --         10         10
   Michigan......................................    --          9          9
   Oregon........................................    --          9          9
   Nevada........................................     2          6          8
   Pennsylvania..................................    --          7          7
   Indiana.......................................    --          7          7
   New Mexico....................................     5          2          7
   Missouri......................................     6          1          7
   Maryland......................................    --          6          6
   Arkansas......................................     5          1          6
   Colorado......................................    --          6          6
   New Jersey....................................    --          5          5
   Wisconsin.....................................    --          5          5
   South Carolina................................    --          5          5
   Hawaii........................................    --          4          4
   Virginia......................................    --          4          4
   Kansas........................................     2          1          3
   Iowa..........................................    --          2          2
   Kentucky......................................    --          2          2
   Delaware......................................    --          1          1
   Montana.......................................    --          1          1
   New Hampshire.................................    --          1          1
   New York......................................    --          1          1
                                                    ---        ---        ---
     Total.......................................   360        545        905
                                                    ===        ===        ===

   Our headquarters is located in approximately 75,000 square feet of leased office space in Atlanta, Georgia. This lease is subject to extensions through 2013. We lease approximately 30,000 square feet in another facility located in Atlanta, Georgia that is the headquarters for our Popeyes brand. This lease is subject to extensions through 2015. We also lease approximately 25,000 square feet of office space in a third facility located in Atlanta, Georgia that is the headquarters for our Church's brand. This lease is subject to extensions through 2016. Cinnabon is currently located in our Atlanta headquarters location. Seattle Coffee leases approximately 19,000 square feet of office space in Seattle, Washington that expires in 2001 and has four distribution facilities that service our coffee wholesale operations. Two of the distribution centers are located in the Seattle, Washington area and the other two facilities are located in Chicago, Illinois and Portland, Oregon. We lease approximately 28,500 square feet for our roasting facility on Vashon Island, near Seattle, Washington. This lease is subject to extensions through 2018. Our accounting and computer facilities are located in San Antonio, Texas and are housed in three buildings that are located on approximately 16 acres of land that we own. We believe that our existing headquarters and other leased and owned facilities provide sufficient space to support our corporate and coffee wholesale operational needs.

Legal Proceedings

   We are a defendant in various legal proceedings arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment-related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these legal proceedings has had a material effect on us and, as of the date of this prospectus, we are not a party to any legal proceeding that we believe to be material.

                                   MANAGEMENT

Executive Officers and Directors

   The following table provides information about our executive officers and directors as of December 15, 2000:

             Name            Age                   Position(s)
             ----            ---                   -----------
   Frank J. Belatti.........  52 Chairman of the Board and Chief Executive
                                  Officer

   Dick R. Holbrook.........  48 President, Chief Operating Officer and Director

   Samuel N. Frankel........  62 Executive Vice President, Secretary, General
                                  Counsel and Director

   Gerald J. Wilkins........  42 Executive Vice President and Chief Financial
                                  Officer

   Hala Moddelmog...........  44 President of Church's Chicken

   Jon Luther...............  57 President of Popeyes Chicken & Biscuits

   Gregg A. Kaplan..........  43 President of Cinnabon

   Steven Schickler.........  48 President of Seattle Coffee

   Mark J. Doran............  36 Director

   Paul Farrar..............  66 Director

   Matt L. Figel............  40 Director

   Kelvin J. Pennington.....  42 Director

   John M. Roth.............  42 Director

   Ronald P. Spogli.........  52 Director

   Peter Starrett...........  53 Director

   William M. Wardlaw.......  53 Director

   Frank J. Belatti has served as Chairman of the Board and Chief Executive Officer since we commenced operations in November 1992, following the reorganization of our predecessor. From 1990 to 1992, Mr. Belatti was employed as President and Chief Operating Officer of HFS, the franchisor of hotels for Ramada and Howard Johnson. From 1989 to 1990, Mr. Belatti was President and Chief Operating Officer of Arby's, Inc., and from 1985 to 1989 he served as the Executive Vice President of Marketing at Arby's. From 1986 to 1990, Mr. Belatti also served as President of Arby's Franchise Association Service Corporation, which created and developed the marketing programs and new product development for the Arby's system. In 1999, Mr. Belatti received the 1999 Entrepreneur Award from the International Franchise Association. Mr. Belatti serves as a member of the board of directors of RadioShack Corporation.

   Dick R. Holbrook has served as President and Chief Operating Officer since August 1995. From November 1992 to July 1995, Mr. Holbrook served as Executive Vice President and Chief Operating Officer. He has been a director since April 1996. From 1991 to 1992, Mr. Holbrook served as Executive Vice President of Franchise Operations for HFS. From 1972 to 1991, Mr. Holbrook served in various management positions with Arby's, most recently as Senior Vice President of Franchise Operations.

   Samuel N. Frankel has served as an Executive Vice President since January 1996, and as Secretary, General Counsel and a director since 1992. Prior to January 1996, Mr. Frankel spent 25 years with Frankel, Hardwick, Tanenbaum & Fink, P.C., an Atlanta, Georgia law firm specializing in commercial transactions and business law, including franchising, licensing and distributorship relationships.

   Gerald J. Wilkins has served as Chief Financial Officer since December 1995 and as an Executive Vice President since December 2000. From 1993 to December 1995, Mr. Wilkins served as Vice President of International Business Planning at KFC International, Inc. Mr. Wilkins also served in senior management positions with General Electric Corporation from 1985 to 1993, including Assistant Treasurer of GE Capital Corporation from 1989 to 1992.

   Hala Moddelmog has served as President of Church's Chicken since August 1995. From May 1993 to July 1995, Ms. Moddelmog was Vice President of Marketing and then Senior Vice President and General Manager for Church's. From 1990 to 1993, Ms. Moddelmog was Vice President of Product Marketing and Strategic Planning at Arby's Franchise Association Service Corporation.

   Jon Luther has served as President of Popeyes Chicken & Biscuits since March 1997. From February 1992 to March 1997, Mr. Luther was President of CA One Services, Inc., a subsidiary of Delaware North Companies, Inc., a foodservice company.

   Gregg A. Kaplan has served as President of Cinnabon since October 1998. From March 1998 to September 1998, he served as President of our Bakery Cafe Group, and from June 1996 to March 1998, served as Vice President of Strategic Development. From December 1990 to January 1996, Mr. Kaplan served in various positions at Shoney's, Inc., a restaurant operations company, most recently as Senior Vice President of Marketing.

   Steven Schickler has served as President of Seattle Coffee since November 2000. From December 1998 to October 2000, Mr. Schickler served as the President and Chief Executive Officer of Frozfruit Company, Inc., a frozen novelty marketer and manufacturer. From June 1994 to December 1998, Mr. Schickler served as Chairman of the Board and Chief Executive Officer of Guernsey Bel, a food ingredients manufacturer. From June 1985 to July 1994, Mr. Schickler served in a variety of executive positions with Dreyer's Grand Ice Cream.

   Mark J. Doran has served as a director since April 1996. Mr. Doran joined Freeman Spogli & Co. in 1988 and became a general partner of Freeman Spogli & Co. in 1998. Prior to joining Freeman Spogli & Co., Mr. Doran was employed in the High Yield Bond Department of Kidder, Peabody & Co. Incorporated. Mr. Doran also serves as a member of the board of directors of Advance Stores Incorporated and Century Maintenance Supply, Inc.

   Paul Farrar has served as a director since November 1992. From 1986 to 1993, Mr. Farrar served as a Senior Vice President of Canadian Imperial Bank of Commerce. He has been retired since 1993. Mr. Farrar also served as the Chairman of the Board of Directors of Canadian Airlines Corporation and is a member of the boards of directors of Consumers Packaging, Inc., Anchor Glass Container Corporation, Adelaide Capital Corp. and Pendaries Petroleum, Ltd.

   Matt L. Figel has served as a director since April 1996. Mr. Figel founded Doramar Capital, a private investment firm, in January 1997. From October 1986 to December 1996, Mr. Figel was employed by Freeman Spogli & Co.

   Kelvin J. Pennington has served as a director since May 1996. Since 1992, Mr. Pennington has served as General Partner of PENMAN Asset Management, L.P., the general partner of PENMAN Private Equity and Mezzanine Fund, L.P.

   John M. Roth has served as a director since April 1996. Mr. Roth joined Freeman Spogli & Co. in March 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth also serves as a member of the boards of directors of Advance Stores Incorporated and Envirosource, Inc.

   Ronald P. Spogli has served as a director since April 1996. Mr. Spogli is a founding principal of Freeman Spogli & Co., which he founded in 1983. Mr. Spogli also serves as a member of the board of directors of Hudson Respiratory Care, Inc. and as Chairman of the Board of Envirosource, Inc.

   Peter Starrett has served as a director since September 1998. In August 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, he held senior executive positions at both Federated Department Stores and May Department Stores. Mr. Starrett also serves on the boards of directors of Guitar Center, Inc., The Pantry, Inc. and Advance Stores Incorporated.

   William M. Wardlaw has served as a director since April 1996. Mr. Wardlaw joined Freeman Spogli & Co. in 1988 and became a general partner in 1991. From 1984 to 1988, Mr. Wardlaw was Managing Partner of the Los Angeles law firm of Riordan & McKinzie.

   Our board of directors currently consists of 11 members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected. We intend to reconstitute our board of directors in order to satisfy the requirements for independent directors contained in the Nasdaq Marketplace Rules prior to or upon completion of this offering.

   Officers are elected at the first board of directors' meeting following the shareholders' meeting at which the directors are elected and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Board Committees

   Prior to or upon completion of this offering, we will establish an audit committee and a compensation committee. The audit committee will consist solely of independent directors, and all of the members of the audit and compensation committees will be non-employee directors. We may establish additional committees of the board of directors.

 Executive Committee

   Messrs. Belatti, Frankel, Wardlaw, Roth and Doran currently serve as members of the executive committee of our board of directors, which is empowered to act on behalf of the board of directors.

 Audit Committee

   The audit committee will be responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing internal audit procedures and controls.

 Compensation Committee

   The compensation committee will be responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans, and other forms of compensation.

Compensation Committee Interlocks and Insider Participation

   Our executive committee currently performs the functions that will be performed by our compensation committee when it is formed. None of our executive officers that are members of our board of directors participate in the approval of matters relating to their compensation, and none of them will serve as members of the compensation committee upon its creation. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any members of our executive committee is an executive officer.

Director Compensation

   Our directors receive no compensation as directors, except Paul Farrar, who receives $5,000 for each board of directors' meeting that he attends. Our directors are reimbursed for reasonable expenses incurred in attending board meetings.

Employment Agreements

   Frank J. Belatti. As of December 8, 2000, we entered into a new employment agreement with Mr. Belatti that provides for a current annual base salary of $575,000, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends December 7, 2003, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Belatti, unless we or Mr. Belatti provide written notice of non-extension to the other at least one year prior to the end of that year of employment. If Mr. Belatti's employment is terminated without cause, Mr. Belatti is entitled to receive, or if we give him written notice that we will not extend his employment, Mr. Belatti may elect to receive in lieu of continued employment, among other things, an amount equal to two times his annual base salary plus two times the target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Belatti's responsibilities, title or duties, Mr. Belatti may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Dick R. Holbrook. As of December 8, 2000, we entered into a new employment agreement with Mr. Holbrook that provides for a current annual base salary of $375,000, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 7, 2003, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Holbrook, unless we or Mr. Holbrook provide written notice of non-extension to the other at least one year prior to the end of that year of employment. If Mr. Holbrook's employment is terminated without cause, Mr. Holbrook is entitled to receive, or if we give him written notice that we will not extend his employment, Mr. Holbrook may elect to receive in lieu of continued employment, among other things, an amount equal to two times his annual base salary plus two times his target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Holbrook's responsibilities, title or duties, Mr. Holbrook may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Samuel N. Frankel. As of December 4, 1995, we entered into an employment agreement with Mr. Frankel that, as amended, provides for a current annual base salary of $330,000, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The term of the agreement ends on December 5, 2004. If
Mr. Frankel's employment is terminated without cause, Mr. Frankel is entitled to receive, or if we give him written notice that we will not renew his employment, Mr. Frankel may elect to receive, among other things, an amount equal to two-and-one-half times his annual base salary. If there is a change of control, significant reduction in Mr. Frankel's responsibilities, title or duties or relocation of our principal office of more than 45 miles, Mr. Frankel may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Gerald J. Wilkins. As of December 8, 2000, we entered into a new employment agreement with Mr. Wilkins that provides for a current annual base salary of $325,000, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 7, 2002, but automatically extends for an additional year following the end of each year of employment, without further action by us or Mr. Wilkins, unless we or Mr. Wilkins provide written notice of non-extension to the other at least 30 days prior to the end of that year of employment. If Mr. Wilkins' employment is terminated without cause, Mr. Wilkins is entitled to receive an amount equal to his annual base salary plus the amount of his target incentive bonus for the fiscal year in which the termination occurs. In addition, all of his unvested options would become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction of or change in Mr. Wilkins' responsibilities or duties, Mr. Wilkins may terminate his employment and receive the same severance he would have received upon a termination without cause.

   Hala Moddelmog. As of December 8, 2000, we entered into an employment agreement with Ms. Moddelmog that provides for a current annual base salary of $324,000, an annual incentive bonus that is based on our achievement of certain performance targets, fringe benefits and participation in our benefit plans. The initial term of the agreement ends on December 7, 2002, but automatically extends for an additional year following the end of each year of employment, without further action by us or Ms. Moddelmog unless we or Ms. Moddelmog provide written notice of non-extension to the other at least 30 days prior to the end of that year of employment. If Ms. Moddelmog's employment is terminated without cause, Ms. Moddelmog is entitled to receive an amount equal to her annual base salary plus the amount of her target incentive bonus for the fiscal year in which the termination occurs. In addition, all of her unvested options would and become immediately exercisable. If there is a change of control and within one year thereafter a significant reduction in Ms. Moddelmog's responsibilities or duties, Ms. Moddelmog may terminate her employment and receive the same severance she would have received upon a termination without cause.

Executive Compensation

   The following table sets forth the compensation received for services rendered to us by our Chief Executive Officer and the other four most highly compensated executive officers whose salary and bonus exceeded $100,000 for 1997, 1998 and 1999. We refer to these individuals as our named executive officers.

                           Summary Compensation Table

                                       Annual Compensation
                                      ----------------------     All Other
     Name and Principal Position      Year  Salary  Bonus(1) Compensation(2)(3)
     ---------------------------      ---- -------- -------- ------------------
Frank J. Belatti..................... 1999 $500,000 $500,000      $18,360
 Chairman of the Board and Chief      1998  495,386       --       19,560
 Executive Officer                    1997  468,462  660,000       55,860

Dick R. Holbrook..................... 1999  350,000  240,000        8,435
 President and Chief Operating        1998  345,385       --       17,935
 Officer                              1997  323,077  270,000       21,635

Samuel N. Frankel.................... 1999  315,000  211,500       32,745
 Executive Vice President, Secretary  1998  311,538       --       50,995
 and General Counsel                  1997  294,231  250,000       50,995

Gerald J. Wilkins.................... 1999  293,077  169,500        6,723
 Executive Vice President and Chief   1998  259,616       --        4,537
 Financial Officer                    1997  214,519   99,850        3,816

Hala Moddelmog....................... 1999  293,654  120,000        3,937
 President of Church's Chicken        1998  266,154       --        2,935
                                      1997  230,001  120,000        2,860

--------
(1) The bonus amounts shown for 1999 and 1997 for all named executive officers other than Mr. Wilkins and Ms. Moddelmog reflect annual payments that were based solely on our performance during 1999 and 1997, as determined using performance objectives established for 1999 and 1997. The amounts shown for Mr. Wilkins and Ms. Moddelmog were largely based on the performance objectives established for 1999 and 1997.
(2) Includes life insurance premiums that we paid for split dollar life insurance policies for Mr. Belatti in the amounts of $18,360 in 1999 and 1998 and $55,860 in 1997, for Mr. Holbrook in the amount of $6,935 in 1999, $16,735 in 1998 and $21,635 in 1997, for Mr. Frankel in the amounts of $32,745 in 1999, $50,995 in 1998 and $50,995 in 1997, for Mr. Wilkins in
    the amounts of $3,816 in 1999, 1998 and 1997, and for Ms. Moddelmog in the amounts of $1,735 in 1999, 1998 and 1997. Also includes amounts that we credited to accounts under our Deferred Compensation Plan for Mr. Belatti in the amount of $1,200 in 1998, for Mr. Holbrook in the amounts of $1,500 in 1999 and $1,200 in 1998, and for Mr. Wilkins in the amounts of $2,907 in 1999 and $721 in 1998. Also includes matching contributions that we made pursuant to our 401(K) Savings Plan for Ms. Moddelmog in the amounts of $2,202 in 1999, $1,200 in 1998 and $1,125 in 1997.
(3) Does not include options to purchase 50,000, 40,000, 30,000, 30,000 and 25,000 shares of common stock at a purchase price of $8.75 per share that we granted to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on May 11, 2000, or options to purchase 90,000, 70,000, 25,000, 60,797 and 45,000 shares of common stock at a purchase price of $10.00 per share that we will grant to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on January 1, 2001.

Option Grants in Last Fiscal Year

   The following table provides summary information regarding stock options granted during the year ended December 26, 1999 to each of our named executive officers. The potential realizable value is calculated assuming that the fair market value of our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate of the future prices or market value of our common stock.

                     Option Grants in the Last Fiscal Year

                                                                                  Potential
                                                                               Realizable Value
                                                                                  at Assumed
                                                                               Annual Rates of
                           Number of    Percent of                                  Price
                          Securities   Total Options                           Appreciation for
                          Underlying    Granted to                               Option Term
                            Options    Employees in  Exercise Price Expiration ----------------
   Name                  Granted(1)(2)  Fiscal Year    per Share       Date      5%      10%
   ----                  ------------- ------------- -------------- ---------- ------- --------
Frank J. Belatti........    30,000         6.06%         $7.75       1/01/06   $79,072 $179,388
Dick R. Holbrook........    25,000         5.05           7.75       1/01/06    65,894  149,490
Samuel N. Frankel.......    20,000         4.04           7.75       1/01/06    52,715  119,592
Gerald J. Wilkins.......    20,000         4.04           7.75       1/01/06    52,715  119,592
Hala Moddelmog..........    20,000         4.04           7.75       1/01/06    52,715  119,592

--------
(1) Option grants were made under the 1996 Nonqualified Stock Option Plan and become exercisable in four equal annual increments beginning on January 1, 2000.
(2) Does not include options to purchase 50,000, 40,000, 30,000, 30,000 and 25,000 shares of common stock at a purchase price of $8.75 per share that we granted to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on May 11, 2000, or options to purchase 90,000, 70,000, 25,000, 60,797 and 45,000 shares of common stock at a purchase price of $10.00 per share that we will grant to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on January 1, 2001.

Fiscal Year-End Option Values

   The following table provides summary information as of December 26, 1999 concerning the shares of common stock represented by outstanding stock options held by each of our named executive officers. No options were exercised by these officers during the year ended December 26, 1999. The values of unexercised options at fiscal year end is based upon $8.25 per share, the assumed fair market value of our common stock at December 26, 1999 as determined by the board of directors, less the exercise price per share.

                        Aggregated Year-End Option Table

                         Number of Securities Underlying         Value of Unexercised
                         Unexercised Options at December        In-the-Money Options at
                                   26, 1999(1)                     December 26, 1999
                         -----------------------------------   -------------------------
   Name                   Exercisable        Unexercisable     Exercisable Unexercisable
   ----                  -----------------  ----------------   ----------- -------------
   Frank J. Belatti.....          1,787,403            81,199  $9,308,591    $188,814
   Dick R. Holbrook.....            733,412            49,982   3,268,763     107,832
   Samuel N. Frankel....            503,302            36,232   2,478,538      77,851
   Gerald J. Wilkins....            158,474            61,985     903,436     162,729
   Hala Moddelmog.......            139,724            60,735     805,714     140,877

--------
(1) Does not include options to purchase 50,000, 40,000, 30,000, 30,000 and 25,000 shares of common stock at a purchase price of $8.75 per share that we granted to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on May 11, 2000, or options to purchase 90,000, 70,000, 25,000, 60,797 and 45,000 shares of common stock at a purchase price of $10.00 per share that we will grant to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog on January 1, 2001.

Option Plans

 1992 Stock Option Plan

   In 1992, we approved our 1992 Stock Option Plan, which provides for the grant of nonqualified options to purchase shares of common stock to our executive officers. The plan authorizes the issuance of options to purchase up to 1,808,864 shares of common stock. All options granted under the plan expire 15 years after their date of grant, unless earlier terminated. As of October 1, 2000, options to purchase 1,608,617 shares of common stock were outstanding under the plan, all of which were exercisable, and options to purchase
29,091 shares of common stock were available for future grant.

 1996 Nonqualified Performance Stock Option Plan--Executive

   In 1996, we approved our 1996 Nonqualified Performance Stock Option Plan-- Executive, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. Under the plan, we have granted options to purchase shares of common stock to certain executive officers. The plan authorizes the issuance of options to purchase up to 1,507,489 shares of common stock. Most of the options granted under the plan become exercisable based on our attainment of certain operating performance criteria, as established by the board of directors. All options expire ten years after their date of grant, unless earlier terminated. As of October 1, 2000, options to purchase 1,507,489 shares of common stock were outstanding under the plan, all of which were exercisable, and none were available for future grant.

 1996 Nonqualified Performance Stock Option Plan--General

   In 1996, we approved our 1996 Nonqualified Performance Stock Option Plan-- General, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. The plan authorizes the issuance of options to purchase up to 1,205,806 shares of common stock. Most options granted under the plan become exercisable based on our attainment of certain operating performance criteria, as established by the board of directors. All options expire ten years after their date of grant, unless earlier terminated. As of October 1, 2000, options to purchase 792,591 shares of common stock were outstanding under the plan, of which options to purchase 614,724 shares were exercisable, and options to purchase 256,718 shares of common stock were available for future grant.

 1996 Nonqualified Stock Option Plan

   In 1996, we approved our 1996 Nonqualified Stock Option Plan, which provides for the grant of nonqualified options to purchase shares of common stock to our officers and key employees. The plan authorizes the issuance of options to purchase up to 5,871,373 shares of common stock. As of October 1, 2000, options to purchase 1,803,013 shares of common stock were outstanding under the plan, of which options to purchase 719,343 shares were exercisable, and options to purchase 22,615 shares were available for future grant. On December 7, 2000, we amended the plan to increase by 4,000,000 shares the authorized number of shares available for future grant.

 Substitute Nonqualified Stock Option Plan

   In March 1998, in connection with our acquisition of Seattle Coffee, we approved our Substitute Nonqualified Stock Option Plan. The plan authorizes the issuance of options to purchase up to 509,221 shares of our common stock in substitution for options previously held by former Seattle Coffee option holders. As of October 1, 2000, options to purchase 461,016 shares of our common stock were outstanding under the plan, all of which were exercisable, and options to purchase 18,347 shares of common stock were available for future grant.

Stock Bonus Plans

   In 1996, we approved our 1996 Employee Stock Bonus Plan--Executive and our 1996 Employee Stock Bonus Plan--General, which provide for the award of restricted shares of common stock to officers, key employees and certain consultants. The executive bonus plan authorizes the award of up to 2,649,969 shares of common stock. The general bonus plan authorizes the award of up to 364,803 shares of common stock. We have certain repurchase rights for shares granted under the plans upon the termination of a participant's employment. These repurchase rights and other restrictions on the shares terminate upon completion of this offering. No shares of common stock are available for future grant under either of these plans.

Other Employee Benefit Plans

 1994 Supplemental Benefit Plans

   In 1994, our board of directors approved our 1994 Supplemental Benefit Plans, which provide unfunded disability and death benefits, and in some cases retirement benefits, for selected officers. Death benefits under the plans may equal up to five times the officer's base compensation at the time of employment. We have the discretion to increase an employee's death benefits. Death benefits are funded by split dollar life insurance arrangements. We also provide participants with disability benefits that are supplemental to those provided under our basic health care benefit program. Annual retirement benefits are generally equal to 30% of the participant's average base compensation for the five years preceding retirement, and are payable in 120 equal monthly installments following the participant's retirement date. The accumulated benefit obligation relating to these plans was approximately $2.4 million on October 1, 2000. Additionally, we provide post-retirement medical benefits, including dental coverage, for retirees covered under the plans and their spouses. These medical benefits begin on the date of retirement and end after the earlier of 120 months or upon the death of the retiree and their spouse.

 Long-Term Employee Success Plan

   Under our Long-Term Employee Success Plan, if our common stock is publicly traded and the average stock price per share is at least $31.00 for a period of 20 consecutive trading days or our earnings per share for any of the fiscal years 2000, 2001, 2002 or 2003 is at least $2.25, bonuses become payable to all employees hired before January 1, 2003 who have been actively employed through the last day of the period in which we attain either of these financial performance standards. Employee payouts range from 10% to 110% of the individual employee's base salary at the time either of the standards is met. The percentage is based upon the individual employee's original date of hire, and can amount to as much as 110% for an employee whose date of hire was prior to January 1, 1998.

   The bonuses are payable in shares of our common stock or, to the extent an employee is eligible, deferred compensation, and may be paid in cash if an employee elects to receive a cash payment and our board of directors agrees to pay the bonus in cash. Our board of directors, in its sole discretion, has the right to adjust these financial performance standards if there has been an event or series of events that was unanticipated when the plan became effective in 1999, would have a material effect on our financial performance and would distort the effectiveness of the initial financial performance standards such that the standards should be revised. If neither of our financial performance standards has been achieved by December 28, 2003, the plan and our obligation to make any payments under the plan would terminate.

   The payment of bonuses that may be required under our Long-Term Employee Success Plan, whether in cash or stock, may have a material adverse effect on our earnings per share for the fiscal quarter and year in which the bonuses are paid, and could adversely affect our compliance with the covenants and restrictions contained in our bank credit facility and senior subordinated notes. Further, we may not have sufficient cash resources to pay these bonuses in cash at the time they become payable, which would cause us to pay all or a portion of the bonuses using shares of our common stock. Assuming that the financial performance standards were achieved as of the date of this prospectus, we estimate that we would be obligated to pay bonuses with an aggregate value of $75.0 million. However, assuming that our historical employee turnover and retention rates continue, and that either of the financial performance standards was achieved as of December 28, 2003, we estimate that we would only be obligated to pay bonuses with an aggregate value of approximately $45.0 million.

 Deferred Compensation Plan

   Effective March 1998, our board of directors adopted our Deferred Compensation Plan. Under this plan, our senior executives and other highly compensated employees currently may elect to defer the receipt and taxation of between 1% and 50% of their annual base salary and up to 100% of their bonus. We place a participant's deferred compensation in a deferral account, and also may credit participants' accounts in amounts that we determine at our sole discretion. The administrative committee for the plan selects investment funds for purposes of determining the rate of return on amounts deferred under the plan. Participants select from these investment funds for purposes of determining the rate of return on their deferral accounts. All amounts deferred under the plan are invested in variable life insurance policies. Participants are at all times fully vested in any amount they defer, and become vested in any amounts that we credit to their deferral account equally over five years.

Indemnification of Directors and Executive Officers and Limitation of Liability

   As allowed by the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation that provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

   We have entered into indemnification agreements with each of our current directors to give such directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the full extent permitted under Minnesota law, and provide for the advancement of expenses incurred by a director in connection with the investigation, defense, settlement or appeal of any action or investigation. If we reorganize under Delaware law, we will amend these indemnification agreements to provide indemnification and advancement for expenses to the fullest extent permitted under Delaware law. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.

   There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information known to us regarding the beneficial ownership of our common stock as of November 20, 2000, and as adjusted to reflect the sale of the common stock offered in this offering by:

  . each shareholder known by us to own beneficially more than 5% of our common stock;

  .  each of our directors;

  . our Chief Executive Officer and each of our four other most highly compensated executive officers whose salary and bonuses exceeded $100,000 for the year ended December 26, 1999;

  .  each shareholder selling shares of our common stock in this offering;
     and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 20, 2000 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is: c/o AFC Enterprises, Inc., Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328-5352.

   The percentages of common stock beneficially owned are based on 39,459,289 shares of common stock outstanding as of November 20, 2000.

                           Shares Beneficially                     Shares Beneficially
                                  Owned         Shares to be Sold         Owned
                             Before Offering     in the Offering     After Offering
                          --------------------- ----------------- ---------------------
          Name              Number   Percentage Number Percentage   Number   Percentage
          ----            ---------- ---------- ------ ---------- ---------- ----------
5% Shareholders:
Freeman Spogli &
 Co.(1).................  21,212,421    53.8%     --       --     21,212,421       %
Canadian Imperial Bank
 of Commerce(2).........   6,312,724    16.0      --       --      6,312,724
PENMAN Private Equity
 and Mezzanine Fund,
 L.P.(3)................   2,361,954     6.0      --       --      2,361,954
ML IBK Positions,
 Inc.(4)................   2,050,000     5.2      --       --      2,050,000
Directors and Executive
 Officers:
Frank J. Belatti(5).....   3,320,936     8.0      --       --      3,320,936
Dick R. Holbrook(6).....   1,452,548     3.6      --       --      1,452,548
Samuel N. Frankel(7)....   1,266,828     3.2      --       --      1,266,828
Gerald J. Wilkins(8)....     297,849       *      --       --        297,849      *
Hala Moddelmog(9).......     226,409       *      --       --        226,409      *
Mark J. Doran(12).......          --      --      --       --             --     --
Paul Farrar(10).........          --      --      --       --             --     --
Matt L. Figel(11).......          --      --      --       --             --     --
Kelvin J.
 Pennington(3)..........          --      --      --       --             --     --
John M. Roth(12)........          --      --      --       --             --     --
Ronald P. Spogli(12)....          --      --      --       --             --     --
Peter Starrett(13)......      44,000       *      --       --         44,000      *
William M. Wardlaw(12)..          --      --      --       --             --     --
All directors and
 executive officers as a
 group (16
 persons)(14)...........  30,372,748    70.3      --       --     30,372,748

--------
  *  Less than 1% of the outstanding shares of common stock.
 (1) Includes: 18,259,483 shares held of record by FS Equity Partners III, L.P., 733,583 shares held of record by FS Equity Partners International, L.P. and 2,219,355 shares held of record by FS Equity Partners IV, L.P. The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV and their directors, officers and beneficial owners is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.
 (2) The business address for Canadian Imperial Bank of Commerce is BCE Place, Bay Street, P.O. Box 500, Toronto, Ontario MBJ258.
 (3) Mr. Pennington, who is a member of the board of directors, is a general partner of PENMAN Asset Management, L.P., the general partner of PENMAN Private Equity and Mezzanine Fund, L.P., and as such may be deemed to be the beneficial owner of the shares held by PENMAN Partners. The business address of PENMAN Partners, PENMAN Asset Management and Mr. Pennington is 30 North LaSalle Street, Suite 1620, Chicago, Illinois 60602.
 (4) The business address of ML IBK Positions, Inc. is c/o Merrill Lynch & Co., Inc., Corporate Credit Division, World Financial Center, South Tower, 7th Floor, New York, New York 10080.
 (5) Includes 1,861,934 shares of common stock issuable with respect to options exercisable within 60 days of November 20, 2000. Also includes 675,010 shares of common stock held by two grantor retained annuity trusts established by Mr. Belatti.

 (6) Includes 779,644 shares of common stock issuable with respect to options exercisable within 60 days of November 20, 2000.
 (7) Includes 537,034 shares of common stock issuable with respect to options exercisable within 60 days of November 20, 2000.
 (8) Includes 214,209 shares of common stock issuable with respect to options exercisable within 60 days of November 20, 2000.
 (9) Includes 191,709 shares of common stock issuable with respect to options exercisable within 60 days of November 20, 2000.
(10) Mr. Farrar's mailing address is 159 Wimbleton Road, Toronto, Ontario M9A
     3S8.
(11) Mr. Figel's business address is c/o Doramar Capital, 300 South Grand Avenue, Suite 2800, Los Angeles, California 90071.
(12) Messrs. Doran, Roth, Spogli and Wardlaw are limited partners of FS Equity Partners III, FS Equity Partners International and FS Equity Partners IV and may be deemed to be the beneficial owners of the shares of common stock held by FS Equity Partners III, FS Equity Partners International and FS Equity Partners IV.
(13) Mr. Starrett's business address is c/o Freeman & Spogli & Co. Incorporated, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(14) Includes 21,212,421 shares of common stock held by affiliates of Freeman Spogli & Co., 2,361,954 shares of common stock held by PENMAN Partners and 3,766,752 shares of common stock issuable with respect to options granted to executive officers that are exercisable within 60 days of November 20, 2000.

                           RELATED-PARTY TRANSACTIONS

Stock Transactions

   In 1996, we loaned to Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog approximately $2.0 million, $1.0 million, $1.0 million, $22,000 and $52,000 in order to pay personal withholding income tax liabilities incurred as a result of executive compensation awards earned in 1995 and that we paid using shares of our common stock. In 1997, we loaned to Messrs. Belatti, Holbrook and Frankel an additional $94,000, $45,000 and $45,000 related to these tax liabilities. Each person issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at a rate of 6.25% per annum, and principal and interest is due and payable on December 31, 2003. The notes are secured by the shares awarded to these individuals. As of October 1, 2000, the outstanding principal balance plus accrued interest due from Messrs. Belatti, Holbrook, Frankel and Wilkins and Ms. Moddelmog under these notes was $2,659,070, $1,316,492, $1,316,492, $28,110 and $66,350.

   In October 1998, we sold 2,795,703 shares of our common stock to a number of existing shareholders and option holders at a purchase price of $7.75 per share. Freeman Spogli & Co. purchased 2,219,355 shares of common stock for a purchase price of $17.2 million. PENMAN Partners purchased 251,613 shares of common stock for a purchase price of approximately $2.0 million. Messrs. Belatti, Holbrook, Frankel and Wilkins purchased 129,033, 12,904, 51,613 and 15,000 shares of common stock for a purchase price of approximately $1.0 million, $100,000, $400,000 and $116,000. Messrs. Belatti, Holbrook, Frankel and Wilkins borrowed from us $750,000, $75,000, $300,000 and $87,000 to finance the purchase of a portion of these shares. Each person issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at a rate of 7.0% per annum, and principal and interest is due and payable on December 31, 2005. The notes are secured by the shares of common stock each person purchased in the offering. Within 60 days of this offering, each person may tender shares of our common stock at their fair market value to satisfy the outstanding balance on their respective promissory notes. As of October 1, 2000, the outstanding principal balance plus accrued interest due from Messrs. Belatti, Holbrook, Frankel and Wilkins under these notes was $843,361, $84,335, $337,341 and $98,042.

   In June 1999, Mr. Wilkins purchased 32,000 shares of common stock from one of our former employees. We loaned Mr. Wilkins approximately $181,000 to purchase a portion of these shares. Mr. Wilkins issued to us a full recourse promissory note for the amount borrowed. The note bears simple interest at a rate of 7.0% per annum, and principal and interest is due and payable on December 31, 2005. The note is secured by the shares of common stock purchased by Mr. Wilkins. As of October 1, 2000, the outstanding principal balance, plus accrued interest due on the note was approximately $208,544.

   In October 1999, Messrs. Frankel and Wilkins purchased 18,181 and 21,940 shares of common stock from one of our former employees. We loaned Messrs. Frankel and Wilkins approximately $105,000 and $135,000 to purchase a portion of the shares. Each of Messrs. Frankel and Wilkins issued to us a full recourse promissory note for the amount borrowed. The notes bear simple interest at a rate of 7.0% per annum, and principal and interest is due and payable on December 31, 2005. The notes are secured by the shares of common stock purchased by Messrs. Frankel and Wilkins. As of October 1, 2000, the outstanding principal balance plus accrued interest due from Messrs. Frankel and Wilkins under these notes was $112,364 and $144,481.

Payments to Affiliates

   In October 1998, in connection with our stock offering related to our Cinnabon acquisition, we paid Freeman Spogli & Co. a fee of approximately $1.0 million, $100,000 of which was paid to PENMAN Partners.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share.

   As of November 20, 2000, there were 39,459,289 shares of common stock outstanding, which were held by 190 shareholders of record. Based upon the number of shares outstanding as of November 20, 2000, and giving effect to the issuance of the shares of common stock offered by us in this offering, there
will be     shares of common stock outstanding.

   The following description of our capital stock is not complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Minnesota law.

Common Stock

   Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. In accordance with Minnesota law, the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting at which a quorum is present shall be the act of the shareholders. There is no cumulative voting for the election of directors. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   Our articles of incorporation empower our board of directors to issue up to 2,500,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Stockholders Agreement

   According to the terms of a stockholders agreement that we entered into in 1996, at the request of a shareholder who signed the agreement, the other shareholders must vote their shares of common stock in favor of an amendment to our articles of incorporation to provide that any shares of common stock of a requesting shareholder may be converted into a new series of non-voting common stock. Additionally, the 1996 stockholders agreement prohibits us from entering into any material transaction with any signatory to the agreement or its affiliates other than transactions that are on terms no less favorable to us than those which could have been obtained with a person who is not a shareholder.

Registration Rights of Shareholders

   Freeman Spogli & Co., PENMAN Partners, the other signatories to the 1996 stockholders agreement, including our directors and officers, pursuant to the 1996 stockholders agreement, and the former shareholders of Seattle Coffee, pursuant to a 1998 stockholders agreement, have registration rights with respect to approximately 30,638,977 shares of common stock that they hold. Under these stockholders agreements, these shareholders may require us to register for resale under the Securities Act their shares of common stock. These registration rights include the following provisions:

   Demand Registration Rights. At any time after the earlier of six months from the date of the closing of this offering or April 11, 2001, Freeman Spogli & Co., PENMAN Partners, and the other signatories to the 1996 stockholders agreement may require us to register for public resale their shares of common stock, if they hold shares representing at least 10% of the outstanding shares of common stock then outstanding or shares of common stock representing not less than $10 million in fair market value as determined by our board of directors. Additionally, at any time after the earlier of six months from the date of the closing of this offering or February 2003, the former shareholders of Seattle Coffee may also require us to register for public resale their shares of common stock, if they hold shares representing at least 10% of the outstanding shares of common stock then outstanding or shares of common stock representing not less than $10 million in fair market value as determined by our board of directors. We are not obligated to effect more than one demand registration in any 18-month period under either of our stockholders agreements. Also, we are not obligated to effect more than one demand registration for each of Freeman Spogli & Co. and PENMAN Partners, as a group, the other shareholders who signed the 1996 stockholders agreement, as a group, or the former shareholders of Seattle Coffee, as a group. If a demand registration is made at a time when we are planning to file a registration statement for a primary offering, so long as we file the registration statement within two months of the demand, we can postpone the demand registration until the earlier of 120 days from the date of the closing of the primary offering or six months from the date the demand is made. If a demand registration is made at a time when the registration would adversely affect a material acquisition or merger, we may postpone the demand registration for a period of up to 90 days.

   Piggyback Registration Rights. All holders of shares with demand registration rights also have piggyback registration rights. Accordingly, if at any time after 90 days from this offering we propose to file a registration statement for our own account or the account of any other holder of our common stock, we are required to give notice to these shareholders and use our best efforts to include the requesting shareholders' shares in the registration.

   Limitations on Registration. All registration rights are subject to the right of the managing underwriter to reduce the number of shares included in the registration if the underwriter determines the success of the offering would be adversely affected.

   Expenses. We are responsible for paying all registration expenses, including the reasonable expenses of one counsel for the selling holders, other than the former shareholders of Seattle Coffee, but are not responsible for underwriting discounts and commissions or the out-of-pocket expenses of the selling holders.

   Termination. A shareholder's registration rights for shares of our common stock terminate when the shares may be sold under Rule 144(k).

Potential Anti-takeover Effect of Minnesota Law, Our Articles of Incorporation and Bylaws

   We are governed by the provisions of Sections 302A.671 and 302A.675 of the Minnesota Business Corporation Act, which are anti-takeover laws.

   Section 302A.671 generally provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

   Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover offer with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

   Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner or the corporation's articles of incorporation provide that Section 302A.673 is not applicable to the corporation. Our articles of incorporation provide that Section 302A.673 shall not apply to us or any of our shares of capital stock.

   Provisions of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our bylaws allow our board of directors to issue up to 2,500,000 shares of undesignated preferred stock with voting rights or preferences that could impede the success of any hostile takeover or delay a change in control or change in our management.

Contemplated Reorganization under Delaware Law

   Our board of directors is considering whether to create a holding company structure, whereby we would become a wholly-owned subsidiary of a Delaware corporation. If we determine to create this structure, we will seek shareholder approval authorizing the structure at our first shareholder meeting following this offering. Since Freeman Spogli & Co. and our management will continue to own approximately % of our outstanding common stock after the offering, we believe that we will be able to obtain this approval if needed. As a result of this reorganization, if it occurs, provisions of Delaware corporate law and our anticipated certificate of incorporation and bylaws would govern your rights with respect to your shares of common stock. These provisions might limit or reduce the price that investors are willing to pay in the future for shares of our common stock, because some provisions of Delaware law also could delay, defer or prevent a change in control that could be beneficial to our shareholders, or make it more difficult for shareholders to take certain actions.

Listing

   We intend to list our common stock on the Nasdaq National Market under the trading symbol "AFCE".

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is           . The
transfer agent's address and telephone number are                         .

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

   Upon completion of this offering, we will have outstanding     shares of
common stock, assuming no exercise of the underwriters' overallotment option. We have reserved 10,499,497 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans, of which options to purchase 6,172,726 shares are currently outstanding. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance. We also have reserved 169,834 shares of common stock for issuance upon the exercise of outstanding warrants.

   Excluding the     shares of common stock sold in the offering and assuming
no exercise of the underwriters' overallotment option, as of the effective date
of the registration statement, there will be     shares of common stock
outstanding, all of which are "restricted securities" under the Securities Act. The following table indicates approximately when these restricted securities will be eligible for sale into the public market:

     Restricted Securities Eligible for Sale in Public Market
     --------------------------------------------------------
     At effective date......................................................   0
     180 days after effective date..........................................

   Approximately     shares of common stock that are restricted securities will become available for sale in the public market beginning 180 days after the effective date and will be subject to the volume and other resale restrictions pursuant to Rule 144 because the holders are our affiliates. The general provisions of Rule 144 are described below.

Lock-Up Agreements

   As of        , 2000, all officers and directors and certain shareholders
holding an aggregate of approximately     shares of our common stock have
entered into lock-up agreements in connection with this offering. These lock-up agreements provide that these persons will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. These lock-up agreements restrict the transfer of shares of our common stock purchased under the directed share program in connection with this offering, but do not restrict the transfer of shares of our common stock in the open market following the date of this prospectus.

Rule 144

   In general, under Rule 144, a person, including each of our "affiliates," who has beneficially owned "restricted securities" for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of the common stock, approximately shares immediately after this offering, or

  . the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

   Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of "restricted securities" who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Rule 701

   In general, any of our employees, consultants or advisors, other than affiliates, who purchases shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement in accordance with Rule 701 of the Securities Act, will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject only to the manner of sale restrictions of Rule 144.

Registration Rights Agreement

   In addition to rights of sale under Rule 144, several of our officers, directors and shareholders that hold an aggregate of 30,638,977 shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public.

Registration of Shares Under Stock Option Plans

   We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock option plans as soon as practicable following the date of this prospectus. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates.

                                  UNDERWRITING

   AFC Enterprises, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse First Boston Corporation are the representatives of the underwriters.

        Underwriters                                            Number of Shares
        ------------                                            ----------------
     Goldman, Sachs & Co.......................................
     Credit Suisse First Boston Corporation....................
                                                                      ---
       Total...................................................
                                                                      ===
       Total...................................................
                                                                      ===

   If the underwriters sell more shares than the total number in the table
above, the underwriters have an option to buy up to an additional     shares
from AFC Enterprises to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by AFC Enterprises. The amounts are shown assuming both no exercise and full exercise of the underwriters' option
to purchase     additional shares.

                                                        Paid by AFC Enterprises
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................    $            $
     Total............................................    $            $

   Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $     per share from the initial public offering price. Any
of these securities dealers may resell any shares purchased from the
underwriters to other brokers or dealers at a discount of up to $     per share
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

   AFC Enterprises, its officers, directors and principal shareholders and the selling shareholders will agree with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement will not apply to any grants or issuances of securities by AFC Enterprises pursuant to any of its employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be negotiated among AFC Enterprises and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be AFC Enterprises' historical performance, estimates of the business potential and earnings prospects of AFC Enterprises, an assessment of AFC Enterprises' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   AFC Enterprises has applied to list the common stock on the Nasdaq National Market under the symbol "AFCE".

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from AFC Enterprises in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   At the request of AFC Enterprises, the underwriters are reserving up to shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

   AFC Enterprises and the selling shareholders each estimate that their share of the total expenses of the offering, excluding underwriting discounts and
commissions, will be approximately $    and $   , respectively.

   AFC Enterprises and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock offered under this prospectus will be passed upon for us by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California, in reliance upon certain matters passed upon by Dorsey & Whitney, Minneapolis, Minnesota. Principals and employees of Riordan & McKinzie are partners in partnerships that are limited partners of Freeman Spogli investment funds that own a majority of our equity interests. Certain legal matters raised in connection with this offering will be passed upon for the underwriters by King & Spalding.

                                    EXPERTS

   Our audited consolidated financial statements for the years ended December 28, 1997, December 27, 1998 and December 26, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

   Since 1997, we have filed periodic reports and other information with the SEC. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will continue to file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information are and will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-2

Consolidated Balance Sheets as of December 27, 1998, December 26, 1999 and
 October 1, 2000 (unaudited)..............................................  F-3

Consolidated Statements of Operations for the Years Ended December 28,
 1997, December 27, 1998 and December 26, 1999 and the Forty Weeks Ended
 October 3, 1999 (unaudited) and October 1, 2000 (unaudited)..............  F-4

Consolidated Statements of Changes in Shareholders' Equity for the Years
 Ended December 28, 1997, December 27, 1998 and December 26, 1999 and the
 Forty Weeks Ended October 1, 2000 (unaudited)............................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 28,
 1997, December 27, 1998 and December 26, 1999 and the Forty Weeks Ended
 October 3, 1999 (unaudited) and October 1, 2000 (unaudited)..............  F-6

Notes to Consolidated Financial Statements................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of AFC Enterprises, Inc.:

   We have audited the accompanying consolidated balance sheets of AFC Enterprises, Inc. (a Minnesota corporation), and subsidiaries (collectively referred to hereafter as "the Company") as of December 27, 1998, and December 26, 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 28, 1997, December 27, 1998, and December 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 1998, and December 26, 1999, and the results of their operations and their cash flows for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP
                                          _____________________________________

Atlanta, Georgia
February 18, 2000, except for Note 17,
as to which the date is December 19, 2000

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                     (in thousands, except per share data)

                                                 12/27/98  12/26/99   10/01/00
                                                 --------  --------  -----------
                                                                     (unaudited)
Assets:
Current assets:
 Cash and cash equivalents.....................  $ 17,066  $ 22,496   $ 14,680
 Accounts and current notes receivable, net of
  reserve......................................    16,728    19,457     15,037
 Income taxes refundable.......................     3,327       453         --
 Inventories...................................    13,182    16,781     15,906
 Deferred income taxes.........................     4,577       790        800
 Prepaid expenses and other....................     2,344     2,750      3,930
                                                 --------  --------   --------
  Total current assets.........................    57,224    62,727     50,353
                                                 --------  --------   --------
Long-term assets:
 Notes receivable, net.........................     4,066     3,436      7,179
 Deferred income taxes.........................     4,416     9,132      1,256
 Property and equipment, net of accumulated
  depreciation and amortization of $115,847,
  $139,594, and $154,333 (unaudited),
  respectively.................................   263,141   263,282    266,348
 Assets under contractual agreement, net.......        --        --      7,732
 Other assets..................................    19,498    18,442     13,704
 Franchise value and trade name, net...........    82,913    81,262     76,817
 Goodwill, net.................................   122,334   119,231    109,225
 Other intangible assets, net..................     2,873     4,377      3,651
                                                 --------  --------   --------
  Total long-term assets.......................   499,241   499,162    485,912
                                                 --------  --------   --------
  Total assets.................................  $556,465  $561,889   $536,265
                                                 ========  ========   ========
Liabilities and Shareholders' Equity:
Current liabilities:
 Accounts payable..............................  $ 40,579  $ 32,800   $ 22,034
 Bank overdrafts...............................     6,248    19,216     13,905
 Current portion of long-term debt.............     8,356    13,111     10,970
 Current portion of capital lease obligations..     6,050     4,523      2,239
 Current portion of acquisition line of
  credit.......................................        --        --      9,300
 Short-term borrowings.........................     7,000        --      6,758
 Accrued interest..............................     2,863     3,016      6,448
 Accrued insurance expenses....................     4,437     4,820      3,961
 Accrued employee compensation.................     5,181     5,495      5,304
 Accrued employee benefit expenses.............     3,851     6,455      5,740
 Other accrued expenses........................     6,715     5,534      5,086
                                                 --------  --------   --------
  Total current liabilities....................    91,280    94,970     91,745
                                                 --------  --------   --------
Long-term liabilities:
 Long-term debt, net of current portion........   262,744   264,185    239,021
 Capital lease obligations, net of current
  portion......................................     8,561     4,272      2,787
 Acquisition facility..........................    68,000    62,000     52,700
 Other liabilities.............................    37,963    35,663     30,241
                                                 --------  --------   --------
  Total long-term liabilities..................   377,268   366,120    324,749
                                                 --------  --------   --------
  Total liabilities............................   468,548   461,090    416,494
                                                 --------  --------   --------
Commitments and contingencies (Note 14)

Shareholders' Equity:
 Common stock ($.01 par value; 50,000,000
  shares authorized; 39,232,329, 39,443,398 and
  39,508,153 (unaudited) shares issued and
  outstanding at period end, respectively).....       392       394        395
 Capital in excess of par value................   151,632   153,280    154,827
 Notes receivable--officers, including accrued
  interest.....................................    (6,138)   (6,991)    (7,547)
 Treasury stock................................        --        --       (213)
 Accumulated deficit...........................   (57,969)  (45,884)   (27,691)
                                                 --------  --------   --------
  Total shareholders' equity...................    87,917   100,799    119,771
                                                 --------  --------   --------
  Total liabilities and shareholders' equity...  $556,465  $561,889   $536,265
                                                 ========  ========   ========

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations

                     (in thousands, except per share data)

                                     Year Ended                40 Weeks Ended
                          -------------------------------- -----------------------
                           12/28/97   12/27/98   12/26/99   10/03/99    10/01/00
                          ---------- ---------- ---------- ----------- -----------
                          (52 Weeks) (52 Weeks) (52 Weeks) (unaudited) (unaudited)
Revenues:
 Restaurant sales.......   $403,182   $487,441   $560,440   $428,982    $428,194
 Franchise revenues.....     61,716     64,211     77,811     58,763      67,226
 Wholesale revenues.....         --     36,411     50,368     36,518      40,531
 Other revenues.........      8,713      9,891      9,397      7,014       8,207
                           --------   --------   --------   --------    --------
    Total revenues......    473,611    597,954    698,016    531,277     544,158
                           --------   --------   --------   --------    --------
Costs and expenses:
 Restaurant cost of
  sales.................    131,332    155,165    167,979    129,167     123,115
 Restaurant operating
  expenses..............    197,227    245,161    288,249    221,086     223,228
 Wholesale cost of
  sales.................         --     19,064     24,371     17,929      19,942
 Wholesale operating
  expenses..............         --      8,070     12,310      9,087      11,601
 General and
  administrative........     77,048     85,691     96,546     77,701      76,614
 Depreciation and
  amortization..........     33,244     45,162     42,126     33,473      31,770
 Charges for other
  restaurant closings
  excluding Pine Tree...        479        311        835         --          --
 Charges for Pine Tree
  restaurant closings...         --      8,547      3,600         --          --
 Software write-offs....         --      5,000      3,830         --          --
 Gain on sale of fixed
  assets from AFDC
  transaction...........     (5,319)        --         --         --          --
                           --------   --------   --------   --------    --------
    Total costs and
     expenses...........    434,011    572,171    639,846    488,443     486,270
                           --------   --------   --------   --------    --------
Income from continuing
 operations.............     39,600     25,783     58,170     42,834      57,888
Other expenses:
 Interest, net..........     20,645     30,786     34,219     26,043      26,047
                           --------   --------   --------   --------    --------
Net income (loss) from
 continuing operations
 before income taxes....     18,955     (5,003)    23,951     16,791      31,841
 Income tax expense
  (benefit).............      8,276     (1,643)     9,922      7,581      13,596
                           --------   --------   --------   --------    --------
Net income (loss) from
 continuing operations..     10,679     (3,360)    14,029      9,210      18,245
Discontinued operations:
 Loss from operations of
  Chesapeake Bagel, net
  of income taxes.......         (7)    (5,893)      (638)      (397)         --
 Loss on sale of
  Chesapeake Bagel, net
  of income taxes.......         --         --     (1,742)    (1,742)         --
 Income (loss) from
  operations of
  Ultrafryer, net of
  income taxes..........        328        607        436        307         (52)
                           --------   --------   --------   --------    --------
Net income (loss).......     11,000     (8,646)    12,085      7,378      18,193
10% Preferred Stock
 dividends payable in
 kind...................      2,240         --         --         --          --
                           --------   --------   --------   --------    --------
Net income (loss)
 attributable to common
 stock..................   $  8,760   $ (8,646)  $ 12,085   $  7,378    $ 18,193
                           ========   ========   ========   ========    ========
Basic earnings per
 common share:
 Net income (loss)
  attributable to common
  stock from continuing
  operations............   $   0.24   $  (0.09)  $   0.36   $   0.23    $   0.46
 Discontinued
  operations............       0.01      (0.15)     (0.05)     (0.04)         --
                           --------   --------   --------   --------    --------
 Net income (loss)......   $   0.25   $  (0.24)  $   0.31   $   0.19    $   0.46
                           ========   ========   ========   ========    ========
Diluted earnings per
 common share:
 Net income (loss)
  attributable to common
  stock from continuing
  operations............   $   0.23   $  (0.09)  $   0.33   $   0.21    $   0.43
 Discontinued
  operations............       0.01      (0.15)     (0.05)     (0.04)         --
                           --------   --------   --------   --------    --------
 Net income (loss)......   $   0.24   $  (0.24)  $   0.28   $   0.17    $   0.43
                           ========   ========   ========   ========    ========

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Shareholders' Equity

                                 (in thousands)

                                              Year Ended             40 Weeks
                                      ----------------------------     Ended
                                      12/28/97  12/27/98  12/26/99   10/01/00
                                      --------  --------  --------  -----------
                                                                    (unaudited)
Common stock:
 Balance at beginning of period...... $    344  $    344  $    392   $    394
 Issuance of common stock............       --        48         2          1
                                      --------  --------  --------   --------
 Balance at end of period............      344       392       394        395
                                      --------  --------  --------   --------
Capital in excess of par value:
 Balance at beginning of period......   99,482   101,840   151,632    153,280
 Issuance of common stock, options
  and warrants.......................        6    48,720       183        306
 Adjust stock issuance cost accrual
  to actual..........................      135        --        --         --
 Compensation expense from stock
  options............................    2,217     1,072     1,465      1,241
                                      --------  --------  --------   --------
 Balance at end of period............  101,840   151,632   153,280    154,827
                                      --------  --------  --------   --------
Notes receivable--officers:
 Balance at beginning of period......   (3,841)   (4,402)   (6,138)    (6,991)
 Notes receivable additions, net of
  discount...........................     (202)   (1,345)     (421)      (171)
 Notes and interest receivable
  payments...........................       22        16        64         26
 Interest receivable.................     (287)     (311)     (390)      (323)
 Amortization of discount............      (94)      (96)     (106)       (88)
                                      --------  --------  --------   --------
 Balance at end of period............   (4,402)   (6,138)   (6,991)    (7,547)
                                      --------  --------  --------   --------
Treasury shares:
 Balance at beginning of period......       --        --        --         --
 Repurchase of common stock at cost..       --        --        --       (213)
                                      --------  --------  --------   --------
 Balance at end of period............       --        --        --       (213)
                                      --------  --------  --------   --------
Accumulated deficit:
 Balance at beginning of period......  (58,083)  (49,323)  (57,969)   (45,884)
 Net income (loss)...................   11,000    (8,646)   12,085     18,193
 10% Preferred Stock dividends.......   (2,240)       --        --         --
                                      --------  --------  --------   --------
 Balance at end of period............  (49,323)  (57,969)  (45,884)   (27,691)
                                      --------  --------  --------   --------
Total shareholders' equity........... $ 48,459  $ 87,917  $100,799   $119,771
                                      ========  ========  ========   ========

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                 (in thousands)

                                     Year Ended                 40 Weeks Ended
                          --------------------------------- -----------------------
                           12/28/97   12/27/98    12/26/99   10/03/99    10/01/00
                          ---------- ----------  ---------- ----------- -----------
                          (52 Weeks) (52 Weeks)  (52 Weeks) (unaudited) (unaudited)
Cash flows provided by
 (used in) operating
 activities:
 Net income (loss)......   $ 11,000  $  (8,646)   $ 12,085   $  7,378    $ 18,193
                           --------  ---------    --------   --------    --------
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization..........     33,803     46,078      42,622     33,935      31,854
 Provision for credit
  losses................      1,214      1,063       1,064        632         954
 (Gain) loss on
  disposition and
  retirement of long-
  lived assets..........     (2,652)       987       1,259      5,070         506
 Charges for restaurant
  closings excluding
  Pine Tree.............        479        311         835         --          --
 Charges for Pine Tree
  closings..............         --      8,547       3,600         --          --
 Loss on disposition of
  Chesapeake............         --      7,125       4,789         --          --
 Software write-offs....         --      5,000       3,830         --          --
 Amortization of debt
  issuance costs........        886      1,477       1,614      1,240       1,754
 Amortization of notes
  receivable--officers
  discount..............        (94)       (96)       (106)       (81)        (88)
 Compensation expense
  from stock options....      2,217      1,072       1,465        863       1,121
 Deferred tax expense
  (benefit).............      3,863     (7,628)      5,071      2,308       7,866
Change in operating
 assets and liabilities:
 (Increase) decrease in
  accounts receivable...       (905)    (6,325)     (3,751)    (1,707)      1,777
 (Increase) decrease in
  inventories...........       (487)    (3,565)     (3,598)    (2,838)     (1,631)
 (Increase) decrease in
  prepaid
  expenses/other........      4,076     (1,546)      2,466      2,319        (728)
 (Increase) decrease in
  other assets..........      1,465     (7,025)       (510)      (693)        611
 Increase (decrease) in
  accounts payable......      4,157     14,747     (14,251)   (17,981)    (11,817)
 Increase (decrease) in
  accrued expenses......     (3,097)    (3,298)      2,599      6,308       1,627
 Increase (decrease) in
  other liabilities.....     (1,966)    (3,085)     (3,794)    (1,069)     (5,105)
                           --------  ---------    --------   --------    --------
   Total adjustments....     42,959     53,839      45,204     28,306      28,701
                           --------  ---------    --------   --------    --------
 Net cash provided by
  operating activities..     53,959     45,193      57,289     35,684      46,894
                           --------  ---------    --------   --------    --------
Cash flows provided by
 (used in) investing
 activities:
 Proceeds from
  disposition of
  property
  held for sale.........     19,681        479       4,644      2,251       6,419
 Investment in property
  and equipment.........    (42,136)   (38,135)    (55,808)   (37,249)    (32,385)
 Proceeds from sales of
  discontinued
  operations............         --         --       2,312      2,312         550
 Investment in
  Chesapeake intangible
  asset.................    (14,116)        --          --         --          --
 Proceeds from sale of
  turnkey development...         --        849       1,696      1,416       3,610
 Investments in turnkey
  development...........     (1,444)      (505)     (3,758)    (2,131)     (2,370)
 Investment in Pine Tree
  intangible and fixed
  assets................         --    (41,449)       (102)      (102)         --
 Investment in SCC
  intangible and fixed
  assets................         --    (43,970)       (858)      (858)         --
 Investment in CII
  intangible and fixed
  assets................         --    (67,484)         --         --          --
 Notes receivable
  additions.............     (2,657)      (359)     (1,052)    (1,052)         --
 Payments received on
  notes.................      3,446      2,631       3,018      2,695         594
                           --------  ---------    --------   --------    --------
 Net cash used in
  investing activities..    (37,226)  (187,943)    (49,908)   (32,718)    (23,582)
                           --------  ---------    --------   --------    --------

                                                                     (continued)

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                                 (in thousands)

                                    Year Ended                 40 Weeks Ended
                         --------------------------------- -----------------------
                          12/28/97    12/27/98   12/26/99    10/3/99     10/1/00
                         ----------  ---------- ---------- ----------- -----------
                         (52 Weeks)  (52 Weeks) (52 Weeks) (unaudited) (unaudited)
Cash flows provided by
 (used in) financing
 activities:
 Principal payments of
  long-term debt........ $(128,365)   $(5,321)   $(10,424)  $(10,359)   $(10,035)
 Proceeds from long-term
  debt..................    50,000     50,000      25,000         --          --
 Proceeds from
  subordinated notes....   175,000         --          --         --          --
 Net borrowings under
  Acquisition line of
  credit................        --     68,000      (6,000)        --          --
 Net borrowings under
  Revolving line of
  credit................        --      7,000      (7,000)     5,612       6,758
 Increase (decrease) in
  bank overdrafts, net..    (1,105)    (3,459)     12,968      4,730      (5,311)
 Principal payments for
  capital lease
  obligations...........   (25,182)    (7,421)     (7,707)    (6,219)     (4,874)
 Principal payments on
  senior notes..........        --         --      (8,020)        --     (16,980)
 Redemption of 10%
  preferred stock.......   (59,957)        --          --         --          --
 Notes receivable
  additions to
  officers..............      (202)        --        (421)      (181)       (171)
 Notes and interest
  receivable officers-
  payments..............        22         16          64         44          26
 Notes receivable
  officers-accrued
  interest..............      (287)      (311)       (390)      (294)       (323)
 Issuance of common
  stock.................         6     20,350         185        177          52
 Stock issuance costs...        --     (1,016)         --         --          --
 Debt issuance costs....   (10,675)      (986)       (206)       (43)        (57)
 Preferred stock
  dividends paid........    (2,240)        --          --         --          --
 Treasury stock
  purchases.............        --         --          --         --        (213)
                         ---------    -------    --------   --------    --------
 Net cash provided by
  (used in) financing
  activities............    (2,985)   126,852      (1,951)    (6,533)    (31,128)
                         ---------    -------    --------   --------    --------
 Net increase (decrease)
  in cash and cash
  equivalents...........    13,748    (15,898)      5,430     (3,567)     (7,816)
 Cash and cash
  equivalents at
  beginning of the
  period................    19,216     32,964      17,066     17,066      22,496
                         ---------    -------    --------   --------    --------
 Cash and cash
  equivalents at end of
  the period............    32,964     17,066      22,496     13,499      14,680
                         =========    =======    ========   ========    ========

                Supplemental Disclosure of Cash Flow Information

 Cash interest paid (net
  of capitalized
  amounts).............. $  19,579    $29,388    $ 33,205   $ 20,283    $ 21,757
 Cash paid for income
  taxes, net of
  refunds...............     6,747      4,064         142        624       4,361

                   Noncash Investing and Financing Activities

 Capital lease and note
  payable additions..... $  20,485    $ 3,899    $    255   $    100    $     12
 Issuance of Common
  Stock.................        --     28,090          --         --          --
 Notes receivable to
  officers (See Note
  13)...................        --      1,345          --         --          --
 Notes receivable--
  other.................        --         --       1,900      1,500       4,582
 Termination of capital
  lease.................        --         --          --         --       1,606

          See accompanying notes to consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

   The following notes, insofar as they are applicable to the forty-week periods ended October 3, 1999 and October 1, 2000, are not audited, except for the matter discussed in Note 17. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) have been made to fairly present the unaudited consolidated financial position, results of operations and cash flows for the forty-week period ended October 1, 2000, on the same basis as the audited financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as they relate to these forty-week periods.

1. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of AFC Enterprises, Inc., a Minnesota corporation, and its wholly-owned subsidiaries, AFC Properties, Inc. and Seattle Coffee Company ("SCC"), both Georgia corporations and Cinnabon International, Inc. ("CII"), a Delaware corporation. All significant intercompany balances and transactions are eliminated in consolidation. The consolidated entity is referred to herein as "AFC" or "the Company".

   SCC is the parent company of two wholly-owned subsidiaries, Seattle's Best Coffee, LLC and Torrefazione Italia, LLC, both of which are Washington limited liability companies. CII is the parent company of one subsidiary, Cinnabon Inc., a Washington corporation.

 Nature of Operations

   AFC is primarily a multi-concept quick service restaurant company. The Company operates and franchises quick service restaurants primarily under the trade names Popeyes Chicken & Biscuits(R) ("Popeyes") and Church's Chicken(R) ("Church's"). In 1998, the Company acquired SCC, which operates and franchises cafes under the "Seattle's Best Coffee"(R) and "Torrefazione Italia"(R) brands (collectively "Seattle Coffee") and operates a wholesale coffee business (See
Note 16). Also in 1998, the Company acquired CII, an operator and franchisor of retail cinnamon roll bakeries under the Cinnabon(R) ("Cinnabon") trade name (See Note 16). In 1999, the Company sold its Chesapeake Bagel ("Chesapeake") franchise rights and system (See Note 17). In 2000, the Company also sold its Ultrafryer division, a restaurant equipment manufacturing plant that produces proprietary gas fryers and other custom-fabricated restaurant equipment for sale to distributors and franchisees (See Note 17).

   A substantial portion of the domestic company-operated restaurants, bakeries and cafes are located in the South and Southwest areas of the U.S. With the exception of three company-operated SCC cafes in Canada, the Company does not currently own or operate any restaurants, bakeries and cafes outside of the U.S. The Company's international franchisees operate primarily in Mexico, Canada, Puerto Rico and numerous countries in Asia.

 Basis of Presentation

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The Company has a 52/53-week fiscal year ending on the last Sunday in December. The 1997, 1998 and 1999 fiscal years all consisted of 52 weeks. The interim periods ended October 3, 1999 and October 1, 2000, each consisted of 40 weeks. Certain items in the prior period consolidated financial statements, and notes thereto, have been reclassified to conform to the current presentation.

   In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 in fiscal year 1999 resulting in no material effect to the Company's financial position or results of operations.

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As issued, this statement was to become effective for financial statements for periods beginning after June 15, 1999. However, in June 1999, Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" was issued. As a result, the statement became effective beginning after June 15, 2000. In June 2000, Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued. This statement amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. We do not believe the implementation of FASB Statement No. 133 or FASB Statement No. 138 will have a material effect on our consolidated financial statements.

   In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaced SFAS 125 of the same name. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures for prior comparative financial statements are not required. The Company is currently not effected by the Statement's requirements.

 Cash and Cash Equivalents

   The Company considers all money market investment instruments and certificates of deposit with maturities of three months or less to be cash equivalents for the purpose of preparing the accompanying consolidated statements of cash flows.

   Bank overdrafts represent checks issued on zero balance bank accounts which do not have a formal right of offset against the Company's other bank accounts. These amounts have not yet cleared the bank and are presented as a current liability in the accompanying consolidated financial statements.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Accounts Receivable

   Accounts receivable consists primarily of amounts due from franchisees related to royalties, rents and miscellaneous equipment sales and foodservice accounts related to wholesale coffee sales. The accounts receivable balances are stated net of reserves for doubtful accounts.

   A summary of changes in the allowance for doubtful accounts is as follows (in thousands):

                                                     12/27/98 12/26/99  10/01/00
                                                     -------- --------  --------
   Balance, beginning of period.....................  $4,040  $ 4,568    $  438
   Provisions.......................................   1,185      401     1,077
   Recoveries and miscellaneous other...............      12       24        27
   Write-offs.......................................    (669)  (4,555)     (734)
                                                      ------  -------    ------
   Balance, end of period...........................  $4,568  $   438    $  808
                                                      ======  =======    ======

   Included in accounts receivable write-offs for 1999 were $3.2 million for a Church's franchisee whose contract was terminated for non-payment of fees and $0.7 million for a number of Chesapeake franchisees, which were fully reserved.

 Notes Receivable

   Notes receivable consists primarily of notes from franchisees and third parties to finance acquisitions of certain restaurants or properties from the Company and to finance certain past due royalties, rents, interest or other amounts. The Company has also provided financial support to certain franchisees in converting their restaurants to Popeyes. In connection with the sale of the Chesapeake franchise system in 1999, the Company received a note receivable of$1.5 million (See Note 17), which is also included in the notes receivable balance. The current portion of notes receivable of $0.9 million, $0.6 million and $0.6 million as of December 27, 1998, December 26, 1999 and October 1, 2000, respectively, is included in accounts and current notes receivable. Interest rates on the notes range from 6.5% to 12.0%. The notes receivable balances are stated net of allowances for uncollectibility. The negative provisions of $0.1 million and $0.1 million as of December 27, 1998 and October 1, 2000 relate to several fully reserved notes that were subsequently collected.

   A summary of changes in the allowance for uncollectible notes is as follows (in thousands):

                                                      12/27/98 12/26/99 10/01/00
                                                      -------- -------- --------
   Balance, beginning of period......................  $ 584    $ 430    $ 371
   Provisions........................................   (122)     663     (123)
   Recoveries........................................     22       32        1
   Write-offs........................................    (54)    (754)     (39)
                                                       -----    -----    -----
   Balance, end of period............................  $ 430    $ 371    $ 210
                                                       =====    =====    =====

 Inventories

   Inventories, consisting primarily of food and beverage items, packaging materials and restaurant equipment, are stated at the lower of cost (determined on a first-in, first-out basis) or market.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Property and Equipment

   Property and equipment is stated at cost, including capitalized interest and overhead incurred throughout the construction period for certain assets. The Company calculates an interest rate factor based on the Company's long-term debt and applies this factor to its construction work in progress balance each accounting period to arrive at capitalized interest expense. Capitalized overhead costs include personnel expenses related to employees directly involved in the Company's development projects such as new restaurant, bakery and cafe projects, re-imaging initiatives and other projects of this nature. Provisions for depreciation and amortization are made principally on a straight-line basis over the estimated useful lives of the depreciable assets or, in the case of leases, over the term of the applicable lease including all lease option periods under contract that management anticipates utilizing, if shorter. During 1999, the Company re-evaluated the estimated useful lives of its buildings, equipment and leasehold improvements at its restaurant, bakery and cafe locations (See Note 18). The ranges of estimated useful lives utilized in computing depreciation and amortization are as follows:

     Asset Classification                                        Number of Years
     --------------------                                        ---------------
     Buildings..................................................      5--35
     Equipment..................................................      3--15
     Leasehold improvements.....................................      3--15
     Capital lease buildings and equipment......................      3--20

 Intangible Assets

   Intangible assets consist primarily of franchise value, trade names, trademarks and goodwill. These assets are being amortized on a straight-line basis. The estimated useful lives used in computing amortization are as follows:

     Asset Classification                                        Number of Years
     --------------------                                        ---------------
     Franchise value and tradename..............................     20--40
     Goodwill...................................................     20--40
     Other......................................................     10--40

 Long-Lived Assets

   Management periodically reviews the performance of restaurant, bakery and cafe long-lived assets. If it is determined that a restaurant, bakery or cafe will be closed, a provision is made to adjust the carrying value of the property and equipment to net realizable values. Property held for sale includes closed restaurant properties and other corporate property held for sale, and is recorded at its estimated net realizable value.

   The Company periodically reviews the realizability of its long-lived assets. It is the Company's policy to evaluate (i) operating restaurant, bakery and cafe properties on a market basis, (ii) other assets, such as assets held for sale and income producing assets, on an individual property basis and,(iii) intangible assets based on the cash flows from the underlying operations which generated the intangible asset. The identifiable cash flows of long-lived assets are compared to the assets carrying value.

   In 1998, the Company recorded a $6.8 million write-down of its Chesapeake intangible asset. The write-down was based on an analysis of future cash flows expected to be generated from Chesapeake's operations. The Company did not incur write-downs in 1997 or 1999.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   In 1998 and 1999, the Company closed fourteen and five company-operated Popeyes restaurants and wrote-off approximately $8.5 million and $3.6 million, respectively, as a result of the closures. These write-offs are included in "charges for Pine Tree restaurant closings" in the accompanying consolidated statements of operations.

   AFC wrote-off $5.0 million in 1998 and $3.8 million in 1999 related to AFC's restaurant back office automation system that was under development, which essentially constituted the entire cost of the system.

 Stock-Based Employee Compensation

   The Company accounts for stock options under the intrinsic value method. Had compensation expense for all of the Company's stock option plans been determined under the fair value method, the Company's net income (loss) would have been reduced or increased to the following pro forma amounts (in thousands):

                                                                For 40   For 40
                                   For Year For Year  For Year  Weeks    Weeks
                                    Ended    Ended     Ended    Ended    Ended
                                   12/28/97 12/27/98  12/26/99 10/03/99 10/01/00
                                   -------- --------  -------- -------- --------
   Net income (loss):
     As reported.................. $11,000  $ (8,646) $12,085   $7,378  $18,193
                                   =======  ========  =======   ======  =======
     Pro forma.................... $11,528  $(10,247) $12,019   $7,321  $18,079
                                   =======  ========  =======   ======  =======

   Because the fair value method of accounting has not been applied to options issued prior to December 15, 1994, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

   The fair value of each option is estimated on the date of grant using the "minimum value" method with the following weighted-average assumptions used for grants in 1997, 1998 and 1999: risk-free interest rate of approximately 5.0%; expected lives of approximately 10 years and 7 years for the 1996 Nonqualified Performance Stock Option Plan and the 1996 Nonqualified Stock Option Plan, respectively (See Note 11).

 Franchise Revenues

   The Company generates revenues from franchising through the following agreements with its franchisees:

     Franchise Agreements. In general, the Company's franchise agreements provide for the payment of a franchise fee for each opened franchised restaurant, bakery and cafe. The franchise agreements also generally require the franchisees to pay the Company a royalty ranging from 3% to 5% of sales and an advertising fund contribution ranging from 1% to 4% of sales. Certain older franchise agreements provide for lower royalties and advertising fund contributions.

     Development Agreements. Development agreements provide for the development of a specified number of restaurants, bakeries and cafes within a defined geographic territory in accordance with a schedule of opening dates. Development schedules generally cover three to five years and typically have benchmarks for the number of restaurants, bakeries and cafes to

                    AFC ENTERPRISES, INC. AND SUBSIDIARIES
  be opened and in operation at six to twelve month intervals. Development agreement payments are made when the agreement is executed and are nonrefundable.

   Franchise fees and development fees are recorded as deferred revenue when received and are recognized as revenue when the restaurants, bakeries and cafes covered by the fees are opened and all material services or conditions relating to the fees have been substantially performed or satisfied by the Company. The Company records royalties as revenue when franchised restaurant, bakery and cafe sales occur.

 Wholesale Revenues

   Wholesale revenues are generated from the Company's specialty coffee wholesaling operations.

 Other Revenues

   The Company's other revenues consist of net rental income from properties owned and leased by the Company, which are leased or subleased to franchisees and third parties, and interest income earned on notes receivable from franchisees and other parties.

 Insurance Programs

   The Company maintains insurance coverages for general and auto liability, employee medical and workers' compensation, except for workers' compensation liabilities in the state of Texas where the Company is self-insured against such liabilities. In October 1998, the Company converted its insurance coverages for general and auto liability and workers' compensation, excluding workers' compensation in the State of Texas, to a "guaranteed cost" insurance arrangement. Prior to October 1998, the Company was liable for claims on a per-incident basis up to specified limits. During 2000, the Company secured a third party insurance policy for environmental coverage.

   The Company has established reserves with respect to the programs described above based on the estimated total losses the Company will experience. The portion of the reserves for the amount of claims expected to be settled during the succeeding year are included in accrued expenses in the accompanying consolidated balance sheets while the balance of the reserves are included in other liabilities. The Company's insurance reserves are partially collateralized by letters of credit and/or cash deposits.

 International Operations

   The Company is exposed, to a limited degree, to changes in international economic conditions and currency fluctuations due to its international franchise operations. AFC has not historically maintained any hedges against foreign currency fluctuations, although the Company did enter into a foreign currency hedging agreements in 1999 and 2000 with respect to the Korean Won. Losses recorded by the Company during the past three years related to foreign currency fluctuations have not been material to the Company's results of operations. For fiscal years 1997, 1998 and 1999 and for the forty-week periods ending October 3, 1999 and October 1, 2000, royalties and other revenues from foreign franchisees represented 2.6%, 2.0%, 1.7%, 1.7% and 2.1%, respectively, of the Company's total revenues.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

2. Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company:

   Long-term notes receivable: The fair value of long-term notes receivable approximates the carrying value as management believes the respective interest rates are commensurate with the credit and interest rate risks involved. In addition, management maintains reserves for doubtful note receivable accounts (See Note 1).

   Long-term debt: The fair value of the Company's Term Loans, Lines of Credit and Other Notes (See Note 8) are based on secondary market indicators. Since these debt instruments are not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying values approximate fair value. The fair value of the Company's 10.25% Senior Subordinated Notes (See Note 8) is based on quoted market prices.

   The carrying amount and fair value of the Company's 10.25% Senior Subordinated Notes at December 27, 1998, December 26, 1999 and October 1, 2000 are as follows (in thousands):

                                                                 10.25% Senior
                                                                 Subordinated
                                                                     Notes
                                                               -----------------
                                                               Carrying   Fair
                                                                Value    Value
                                                               -------- --------
     Value as of 12/27/98..................................... $175,000 $182,000
                                                               ======== ========
     Value as of 12/26/99..................................... $166,980 $167,815
                                                               ======== ========
     Value as of 10/01/00..................................... $150,000 $150,000
                                                               ======== ========

3. Inventories

   The major components of inventory are as follows (in thousands):

                                                            12/27/98 12/26/99
                                                            -------- --------
     Food and beverage items, preparation and packaging
      materials............................................ $10,269  $12,878
     Restaurant equipment..................................   2,913    3,903
                                                            -------  -------
                                                            $13,182  $16,781
                                                            =======  =======

   Restaurant equipment includes inventory held by the Company's manufacturing division (See Note 17) for sale to franchisees and other third parties.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

4. Property and Equipment

   The major components of property and equipment are as follows (in thousands):

                                                              12/27/98 12/26/99
                                                              -------- --------
     Owned properties:
       Land.................................................. $ 43,289 $ 44,664
       Buildings.............................................   71,827   79,097
       Equipment.............................................  146,507  155,545
       Leasehold improvements................................   80,045   83,681
       Construction work in process..........................    8,008   10,785
       Properties held for sale..............................    3,683    1,333
     Capital leases:
       Buildings.............................................    3,811    3,811
       Equipment.............................................   21,818   23,960
                                                              -------- --------
                                                               378,988  402,876
     Less: accumulated depreciation and amortization.........  115,847  139,594
                                                              -------- --------
                                                              $263,141 $263,282
                                                              ======== ========

   Depreciation and amortization expense related to property and equipment, including property and equipment held under capital leases, was approximately $27.2 million, $35.0 million and $33.0 million for the years ended December 28, 1997, December 27, 1998 and December 26, 1999, respectively.

   Properties held for sale consists of land, buildings and equipment currently not in use by the Company. These assets include both restaurant and corporate assets.

5. Other Assets

   Other assets consist of the following (in thousands):

                                                               12/27/98 12/26/99
                                                               -------- --------
     Deposits................................................. $ 2,297  $ 2,113
     Information technology costs.............................   4,888    4,070
     Debt issuance costs, net.................................   9,298    7,891
     Real estate development costs............................   1,602    2,692
     Other....................................................   1,413    1,676
                                                               -------  -------
                                                               $19,498  $18,442
                                                               =======  =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

6. Intangible Assets

   Intangible assets consist of the following (in thousands):

                                                              12/27/98 12/26/99
                                                              -------- --------
     Franchise value......................................... $117,278 $110,000
     Goodwill................................................  126,043  125,925
     Trade name..............................................       --   10,800
     Other...................................................    7,088    5,485
                                                              -------- --------
                                                               250,409  252,210
     Less: accumulated amortization..........................   42,289   47,340
                                                              -------- --------
                                                              $208,120 $204,870
                                                              ======== ========

   Amortization expense for the years ended December 28, 1997, December 27, 1998 and December 26, 1999, was approximately $6.3 million, $10.6 million and $9.3 million, respectively.

7. Other Liabilities

   A summary of other liabilities is as follows (in thousands):

                                                               12/27/98 12/26/99
                                                               -------- --------
     Insurance reserves....................................... $ 8,598  $ 4,847
     Deferred franchise revenues..............................   6,472    6,930
     Litigation and environmental.............................   6,314    5,874
     Other....................................................  16,579   18,012
                                                               -------  -------
                                                               $37,963  $35,663
                                                               =======  =======

   The majority of liabilities comprising "other liabilities" are not subject to a fixed cash payment schedule and are primarily payable upon the occurrence of specific events, which are not estimable as of December 26, 1999.

8. Long-Term Debt

   In May 1997, the Company completed a debt offering of $175.0 million of Senior Subordinated Notes ("Senior Notes"). The Company also entered into a new $175.0 million Senior Secured Credit Facility ("1997 Credit Facility") whereby the Company was provided with a $50.0 million term loan ("Term Loan A"), a $25.0 million revolving credit facility ("Revolving Facility") and a $100.0 million facility to be used for acquisitions ("Acquisition Facility"). The 1997 Term Loan and the Senior Notes were funded at closing, providing $225.0 million, which was used to repay long-term debt balances under the Company's existing credit facility, repay and retire the 10% Preferred Stock, repay certain capital lease obligations, pay fees and expenses associated with the above described transactions and provide for working capital needs.

   In October 1998, the Company amended and restated the 1997 Credit Facility to include a $50.0 million term loan ("Term Loan B").

   In October 1999, the Company amended the 1997 Credit Facility to provide for a Tranche B Term Loan in the amount of $25.0 million. The $25.0 million proceeds from this amendment was used to pay down other debt of the Company.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The Company's Term Loans A and B and certain letter of credit facilities described below were provided by various financial institutions, some of which are shareholders of the Company.

 1997 Credit Facility (As Amended and Restated As of October 1, 1999)

   The Term Loan A, the Term Loan B, the Acquisition Facility and the Revolving Facility (collectively "the 1997 Credit Facility") bear interest, at the Company's election, at either (i) a defined base rate plus a defined margin or
(ii) LIBOR plus a defined margin, subject to reduction based on the achievement of certain leverage ratio levels. At December 26, 1999, the interest rates ranged from 7.385% to 9.375%. The Company is obligated to pay commitment fees of 0.5% per annum (subject to reduction based on the achievement of certain leverage ratio levels) on the unused portions of the Acquisition Facility and the Revolving Facility from time to time, as well as a customary annual agent's fee. Fees relating to the issuance of letters of credit under the Revolving Facility will include a fee equal to the then applicable margin over LIBOR plus a fronting fee of 0.25% per annum (payable to the issuing institution) based on the face amount of letters of credit, plus standard issuance and administrative charges.

   In addition to the scheduled amortization, the Company is required to make prepayments under certain conditions, including without limitation, upon certain asset sales or issuance of debt or equity securities. The Company is also required to make annual prepayments in an amount equal to a percentage of excess cash flow (as defined in the 1997 Credit Facility) beginning with fiscal year 1998. During the fiscal year ended December 27, 1998, there were no prepayments required of the Company under the agreement. During the fiscal year ended December 26, 1999 there were $2.3 million in prepayments made under the agreement.

  Term Loans

   Term Loan A principal is payable in quarterly installments ranging from $1.0 million to $7.5 million beginning September 1997 and maturing in June 2002. Interest is paid in one, two, three or six month periods as defined in the 1997 Credit Facility.

   Term Loan B principal is payable in quarterly installments ranging from $0.1 million to $33.1 million beginning December 31, 1998 and maturing in June 2004. Interest is paid in one, two, three or six month periods as defined in the 1997 Credit Facility.

  Acquisition Facility

   The Company may borrow under the Acquisition Facility at any time during the period of May 21, 1997 through the fourth anniversary of the closing date. Amounts outstanding under the Acquisition Facility on the fourth anniversary of the closing will be converted to a term loan. The Company will be required to make scheduled annual amortization payments on the term loan portion of the Acquisition Facility. At December 26, 1999, there was an outstanding balance of $62.0 million, which if converted to a term loan would result in principal payment amortization of $15.0 million and $47.0 million in 2001 and 2002, respectively.

  Revolving Facility

   Under the terms of the Revolving Facility, the Company may borrow and obtain letters of credit up to an aggregate of $25.0 million. At December 26, 1999, there were no outstanding borrowings

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
and $7.2 million of outstanding letters of credit, leaving unused revolving credit available for short-term borrowings and letters of credit of $17.8 million.

  Other Terms

   The 1997 Credit Facility is secured by a first priority security interest in substantially all of the Company's assets (subject to certain exceptions). Any future material subsidiaries of the Company will be required to guarantee the 1997 Credit Facility, and the Company will be required to pledge the stock of such subsidiaries to secure the facility.

   The 1997 Credit Facility contains certain financial covenants, including, but not limited to, covenants related to minimum fixed charge coverage, minimum cash interest coverage and maximum leverage. In addition, the 1997 Credit Facility contains other affirmative and negative covenants relating to, among other things, limitations on capital expenditures, other indebtedness, liens, investments, guarantees, restricted junior payments (dividends, redemptions and payments on subordinated debt), mergers and acquisitions, sales of assets, leases, transactions with affiliates and investments in the Company's deferred compensation plan. The amendment made to the 1997 Credit Facility in October 15, 1998 included the addition of a Year 2000 covenant that requires that the Company be Year 2000 compliant. The 1997 Credit Facility contains customary events of default, including certain changes of control of the Company. At December 26, 1999, the Company was in compliance with all covenants.

 10.25% Senior Notes

   The Senior Notes bear interest at 10.25% per annum and interest is payable on May 15 and November 15 of each year, commencing on November 15, 1997. The Senior Notes mature on May 15, 2007 and are not redeemable prior to May 15, 2002. On or after such date, the Senior Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time before maturity.

   In the fourth quarter of 1999, the Company repurchased Senior Notes with a face value of $8.0 million at a slight discount. The repurchase was funded with proceeds from the supplemental Tranche B Term Loan. The Company expensed approximately $0.3 million in connection with the repurchase, which represented the write-off of a portion of unamortized debt issuance costs and lender costs.

   The Senior Notes are unsecured and rank subordinate in right of payment to all existing and future Senior Indebtedness, as defined, of the Company, including all indebtedness under the 1997 Credit Facility and the Company's capital lease obligations.

   The Senior Notes restrict, among other things, the ability of the Company and its wholly-owned subsidiaries (a) to incur additional indebtedness and subsidiary preferred stock, (b) to sell assets and to use the proceeds from asset sales, (c) to engage in certain transactions with affiliates, and (d) to pay dividends, make certain investments and make other restricted payments, as defined, and also require the Company to maintain a certain interest coverage ratio. At December 26, 1999, the Company was in compliance with all covenants.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Debt Issuance Costs

   In connection with the 1997 Credit Facility and the Senior Notes and subsequent amendments, the Company incurred approximately $10.7 million, $0.9 million and $0.4 million during 1997, 1998 and 1999, respectively, in debt issuance costs, which were capitalized. These costs are being amortized into interest expense over a period of 5 to 10 years. Amortization is calculated using the straight-line method, which approximates the effective interest method, and the unamortized balance is included in other assets in the accompanying consolidated balance sheets. During 1997, 1998 and 1999, the Company amortized as interest expense approximately $0.8 million, $1.4 million and $1.7 million, respectively.

   A summary of the Company's long-term debt is as follows (in thousands):

                                                              12/27/98 12/26/99
                                                              -------- --------
     Term Loans:
       Term Loan A........................................... $ 44,250 $ 35,982
       Term Loan B...........................................   50,000   73,205
     10.25% Senior Notes.....................................  175,000  166,980
     Other notes.............................................    1,850    1,129
                                                              -------- --------
                                                               271,100  277,296
       Less: current maturities..............................    8,356   13,111
                                                              -------- --------
                                                              $262,744 $264,185
                                                              ======== ========

   The following is a schedule of the aggregate maturities of long-term debt as of December 26, 1999, for each of the succeeding five fiscal years and thereafter (in thousands):

     Year                                                                Amount
     ----                                                               --------
     2000.............................................................. $ 13,111
     2001..............................................................    8,414
     2002..............................................................   23,139
     2003..............................................................   22,109
     2004..............................................................   43,543
     Thereafter........................................................  166,980
                                                                        --------
                                                                        $277,296
                                                                        ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

9. Leases

   The Company maintains leases covering restaurant, bakery and cafe land and building properties, computer software, hardware and other equipment, which expire on various dates through 2020 and generally require additional payments for property taxes, insurance and maintenance. Certain leases provide for rentals based upon a percentage of sales by company-operated restaurants, bakeries and cafes in addition to the minimum annual rental payments. Future minimum payments under capital and non-cancelable operating leases, as of December 26, 1999 are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
     2000..................................................... $ 5,306 $ 31,001
     2001.....................................................   2,273   28,247
     2002.....................................................     532   25,766
     2003.....................................................     304   21,749
     2004.....................................................     313   18,284
     Thereafter...............................................   2,879   45,853
                                                               ------- --------
       Future minimum lease payments..........................  11,607 $170,900
                                                                       ========
       Less: amounts representing interest....................   2,812
                                                               -------
       Total obligations under capital leases.................   8,795
       Less: current portion..................................   4,523
                                                               -------
       Long-term obligations under capital leases............. $ 4,272
                                                               =======

   On August 29, 1997, the Company repaid certain capital lease obligations totaling $16.7 million. The Company used a portion of the proceeds from the refinancing transaction that took place during the second quarter of 1997 to repay these capital lease obligations (See Note 8).

   Rent expense from operating leases for the fiscal years ended December 28, 1997, December 27, 1998 and December 26, 1999, amounted to $11.0 million, $20.3 million and $32.2 million, respectively, including percentage rents of $0.7 million, $1.3 million and $1.0 million, respectively.

   As of December 26, 1999, the Company leases owned restaurant properties with an aggregate gross value of $27.5 million and a net book value of $15.0 million and sub-leases other leased properties to franchisees and others. Rental income from these leases was approximately $7.5 million, $7.9 million and $8.4 million for the fiscal years ended in 1997, 1998 and 1999, respectively, and was primarily based upon a percentage of restaurant sales. The lease terms under these agreements expire on various dates through 2019. Future minimum rentals receivable under these non-cancelable lease and sub-lease arrangements as of December 26, 1999 are as follows (in thousands):

                                                                  Rental Income
                                                                  -------------
     2000........................................................    $ 5,327
     2001........................................................      4,866
     2002........................................................      4,205
     2003........................................................      3,572
     2004........................................................      2,993
     Thereafter..................................................     14,709
                                                                     -------
       Future minimum rentals....................................    $35,672
                                                                     =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

10. Income Taxes

   The components of income tax expense (benefit) included in the statements of operations are as follows (in thousands):

                                                 For        For        For
                                              Year Ended Year Ended Year Ended
                                               12/28/97   12/27/98   12/26/99
                                              ---------- ---------- ----------
     Current income tax expense consists of:
       Federal...............................   $1,557    $ 1,094     $  443
       Foreign...............................    1,804      1,543      2,000
       State.................................    1,301        768        791
                                                ------    -------     ------
       Total.................................    4,662      3,405      3,234
     Deferred income tax expense (benefit)...    3,863     (7,628)     5,071
                                                ------    -------     ------
         Income tax expense (benefit)........   $8,525    $(4,223)    $8,305
                                                ======    =======     ======

   The Company does not currently own or participate in the ownership of any material non-U.S. operations. Applicable foreign withholding taxes are generally deducted from royalties and certain other revenues collected from international franchisees. Foreign taxes withheld are generally eligible for credit against the Company's U.S. income tax liabilities.

   A reconciliation of the Federal statutory income tax rate to the Company's effective tax rate is as follows:

                                                  For        For        For
                                               Year Ended Year Ended Year Ended
                                                12/28/97   12/27/98   12/26/99
                                               ---------- ---------- ----------
     Statutory Federal income tax expense
      (benefit) rate..........................    35.0%     (35.0)%     35.0%
     Non-deductible items including goodwill
      amortization............................     2.0        5.3        5.9
     State taxes, net of federal benefit......     4.2       (2.1)       4.9
     Benefit of job tax credits...............      --         --       (1.1)
     Other items, net.........................     2.4       (1.0)      (4.0)
                                                  ----      -----       ----
       Effective income tax expense (benefit)
        rate..................................    43.6%     (32.8)%     40.7%
                                                  ====      =====       ====

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Significant components of the Company's net deferred tax asset and net deferred tax liability were as follows (in thousands):

                                                            12/27/98  12/26/99
                                                            --------  --------
Current deferred tax asset (liability):
  Payroll accruals......................................... $    919  $    258
  Allowance for doubtful accounts..........................    1,903       309
  Other accruals...........................................    1,755       223
                                                            --------  --------
    Total current deferred tax asset.......................    4,577       790
                                                            --------  --------
Noncurrent deferred tax asset (liability):
  Franchise value and trademarks........................... $(23,939) $(23,700)
  Property, plant and equipment............................    4,476    10,148
  Net operating loss carryforwards.........................    7,633     5,766
  AMT credit carryforwards.................................    2,467     2,640
  General business credit carryforwards....................    2,369     4,161
  Foreign tax credit carryforwards.........................    3,732     3,121
  Deferred compensation....................................    3,165     4,378
  Insurance accruals.......................................    5,684     4,479
  Litigation/environmental accruals........................    2,739     2,337
  Deferred franchise fee revenue...........................    2,427     2,651
  Other items, net.........................................     (177)      204
                                                            --------  --------
                                                              10,576    16,185
  Valuation allowance......................................   (6,160)   (7,053)
                                                            --------  --------
    Total noncurrent deferred tax asset (liability)........    4,416     9,132
                                                            --------  --------
    Net deferred tax asset................................. $  8,993  $  9,922
                                                            ========  ========

   As of December 27, 1998 and December 26, 1999, the Company had U.S. Net Operating Losses ("NOLs") of $17.5 million and $13.4 million and tax credit carryforwards in the amounts of $8.6 million and $9.9 million, respectively. Certain acquired NOLs and tax credit carryforwards are subject to limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended. Management has determined that it is more likely than not that the deferred tax assets attributable to these acquired NOLs and tax credit carryforwards will not be realized and as such has established a valuation allowance of $6.2 million and $7.1 million for the fiscal years ended December 27, 1998 and December 26, 1999, respectively. Based on management's assessment, it is more likely than not that the remaining net deferred tax assets will be realized through future reversals of existing temporary differences and future taxable income.

11. Stock Option Plans

 The 1992 Stock Option Plan

   The 1992 Nonqualified Stock Option Plan authorizes the issuance of options to purchase approximately 1.8 million shares of the Company's common stock at $0.08 per share. The options currently granted and outstanding allow certain officers of the Company to purchase approximately 1.6 million shares of common stock and are exercisable at various dates beginning January 1, 1994. If not exercised, the options expire 15 years after the date of issuance. For the years ended December 28, 1997, December 27, 1998 and December 26, 1999, the Company did not recognize

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
any compensation expense related to these options. As of December 26, 1999, 1,612,759 options were exercisable.

 The 1996 Nonqualified Performance Stock Option Plan

   In April 1996, the Company created the 1996 Nonqualified Performance Stock Option Plan ("1996 Nonqualified Performance Stock Option Plan"). This plan authorizes the issuance of approximately 2.7 million options to purchase one share each of AFC's common stock at prices ranging from $3.317 to $7.75 per share. At December 26, 1999, the weighted-average exercise price was $5.10 per share. The options currently granted and outstanding allow certain employees of the Company to purchase approximately 2.4 million shares of common stock. Vesting is based upon the Company achieving annual levels of earnings before interest, taxes, depreciation and amortization over fiscal year periods beginning with fiscal year 1996 through 1998. In 1999 and ending with fiscal year 2000, vesting was based on earnings. If not exercised, the options expire ten years from the date of issuance. At December 26, 1999, the weighted-average contractual life of these options was 7.5 years. Under this plan, compensation expense is determined and recorded when the options vest. During the fiscal years ended December 28, 1997, December 27, 1998 and December 26, 1999, the Company recorded approximately $2.2 million, $1.1 million and $1.1 million, respectively, in compensation expense. As of December 26, 1999, 2,242,006 options were exercisable.

   In 1998, the Board of Directors approved the cancellation of 932,698 unvested options under this plan held by three of the Company's senior executives. The cancelled options had exercise prices that ranged from $3.32 per share to $7.50 per share. In connection with the cancellation, the Board granted to these three individuals 932,698 options with an exercise price of $7.75 per share, which was the fair value of the Company's common stock at the date of grant. In addition, the executives became fully vested in these options upon the grant date. The Company did not recognize compensation expense regarding the subsequent grant of the 932,698 options since they were issued at an exercise price that equaled the fair value of the Company's common stock at the date of grant.

 The 1996 Nonqualified Stock Option Plan

   In April 1996, the Company created the 1996 Nonqualified Stock Option Plan ("1996 Nonqualified Stock Option Plan"). This plan authorizes the issuance of approximately 1.9 million options. The Company granted approximately 0.5 million options in 1999 at prices ranging from $7.50 to $8.25 per share which approximated the fair market value of the Company's common stock at date of grant. In 1998, the Company granted 0.4 million options at $7.50 per share which approximated the fair market value of the Company's common stock at the date of grant. In 1997, the Company granted approximately 0.3 million options at $4.95 per share, which was the fair market value of the Company's common stock at the date of grant. The options currently granted and outstanding allow certain employees of the Company to purchase approximately 1.4 million shares of common stock, which vest at 25% per year beginning April 1997. If not exercised, the options expire seven years from the date of issuance. At December 26, 1999, the weighted-average contractual life of these options was
5.2 years, the weighted-average exercise price per share was $6.24 and 412,366 options were exercisable.

 The 1998 SCC Plan

   In connection with the SCC acquisition in March 1998, the Company created the Substitute Nonqualified Stock Option Plan ("1998 SCC Plan"). The 1998 SCC Plan authorizes the issuance of approximately 500,000 options at exercise prices that range from $3.91 to $6.75 per share. The

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

Company issued approximately 450,000 options at the closing date of the acquisition. The issuance of the remaining 50,000 options are subject to a reduction of options based on a holdback provision in the acquisition agreement. Regarding the remaining options to be issued, a determination on the number of options will be made on or about March 31, 2001, three years from the closing date of the transaction. At December 26, 1999, the weighted-average exercise price per share was $4.79. The options vest when issued by the Company and expire at various dates through October 31, 2007. At December 26, 1999, the weighted-average contractual life of these options was 5.7 years. As of December 26, 1999, 462,756 options were exercisable.

 Warrants

   In connection with the SCC acquisition, the Company authorized the issuance of 177,942 warrants to the former SCC shareholders to purchase AFC Common Stock at prices that range from $3.91 to $6.00 per share. The warrants expire on May 4, 2001 and September 30, 2001. At December 26, 1999, 170,626 warrants were exercisable which had a $4.19 weighted-average exercise price per share and a weighted-average contractual life of 1.4 years. These warrants were issued in connection with the acquisition of SCC and the related value placed upon these warrants was added to the goodwill resulting from this acquisition (See Note
16).

 A Summary of Plan Activity

   A summary of the status of the Company's four stock option plans and warrants at December 27, 1998 and December 26, 1999 and changes during the years is presented in the table and narrative below:

                                                   1998              1999
                                             ----------------- ----------------
                                             Shares   Wtd.Avg. Shares  Wtd.Avg.
                                             (000's)  Ex.Price (000's) Ex.Price
                                             -------  -------- ------- --------
   Outstanding at beginning of year........   5,013    $2.36    5,985   $3.66
   Granted options and warrants............   2,021     6.73      495    7.77
   Exercised options and warrants..........     (10)    2.62     (160)   1.83
   Cancelled options and warrants..........  (1,039)    3.37     (274)   4.37
                                             ------             -----
   Outstanding at end of year..............   5,985     3.66    6,046    3.97
                                             ======             =====
   Exercisable at end of year..............   4,618     3.34    4,901    3.41
    Weighted average fair value of options
     and warrants granted (See Note 1).....            $2.36            $2.34

   Approximately 0.5 million, 0.4 million and 0.5 million options were granted in 1997, 1998 and 1999, respectively, at prices that equaled the fair market price of the common stock at the grant date.

12. Other Employee Benefit Plans

 Pre-Tax Savings and Investment Plan

   The Company maintains a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code for the benefit of employees meeting certain eligibility requirements. Under the plan, employees may contribute up to 16.0% of their eligible compensation to the plan on a pre-tax basis up to statutory limitations. The Company may make both voluntary and matching contributions to the plan. The Company expensed approximately $0.2 million in each of 1997 and 1998 and $0.3 million during 1999 for its contributions to the plan.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   SCC maintains an employee benefit plan under Section 401(k) of the Internal Revenue Code for the benefit of employees meeting certain eligibility requirements. The Company expensed approximately $0.2 million in each of 1998 and 1999 for its contributions to the plan.

   Subsequent to fiscal year end 1999, the Company integrated all benefit plans under Section 401(k) of the Internal Revenue Code into one plan. With the exception of SCC employees who were grandfathered into certain aspects of the SCC plan, all Company employees are subject to the same contribution and vesting schedules.

 Deferred Compensation Plan

   Effective March 1, 1998, the Company established the AFC Deferred Compensation Plan. The plan is an unfunded, nonqualified deferred compensation plan that benefits certain designated key management or highly compensated employees. Under this plan, an employee may defer up to 20% of base salary (50% as of July 2000) and 100% of any bonus award in increments of 1% on a pre-tax basis. The Company may make both voluntary and matching contributions to the plan. The minimum annual deferral is 1%. The funds are invested in variable life insurance policies that have an aggregate cash surrender value of approximately $0.9 million at December 26, 1999. All plan assets are subject to the Company's creditors. The Company expensed approximately $26,000 and $22,000 in 1998 and 1999, respectively, for its matching contributions to the plan. At December 26, 1999, the Company's liability under the plan was $1.0 million.

 Long-Term Success Plan

   Effective January 1, 1999, the Company adopted a long-term success plan for its current and future employees. The plan provides for the potential payout of a bonus, in cash, AFC common stock or both, contingent upon a) AFC's common stock, if publicly traded, reaching an average stock price of $31.00 per share for a period of at least twenty consecutive trading days or, b) AFC's earnings per share reaching $2.25 for any fiscal year ending on or before December 31, 2003 during the five-year period January 1, 1999 through fiscal year 2003.

   Employee payouts range from 10% to 110% of the individual employee's base salary at the time either benchmark is met. The percentage is based upon the individual employee's employment date. At December 26, 1999, AFC did not have a liability recorded in its consolidated financial statements for the bonus payout. The Company will record a liability for the bonus payout when the amount is both probable and estimable.

 Executive Retirement and Benefit Plans

   During 1994, the Company adopted a nonqualified, unfunded retirement, disability and death benefit plan for certain executive officers. Annual retirement benefits are equal to 30% of the executive officer's average base compensation for the five years preceding retirement plus health benefit coverage and are payable in 120 equal monthly installments following the executive officer's retirement date. Death benefits are up to five times the officer's base compensation at the time of employment. The Company has the discretion to increase the employee's death benefits. Death benefits are funded by split dollar life insurance arrangements. The accumulated benefit obligation related to this plan was approximately $1.2 million, $1.5 million and $2.1 million as of December 28, 1997, December 27, 1998 and December 26, 1999, respectively.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Expense for the retirement plan for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, was approximately $0.2 million, $0.4 million and $0.4 million, respectively.

   The Company's assumptions used in determining the plan cost and liabilities include a discount rate of 7.5% per annum and a 5% rate of salary progression in 1997, 1998 and 1999.

   The Company also provides post-retirement medical benefits (including dental coverage) for certain retirees and their spouses. This benefit begins on the date of retirement and ends after 120 months or upon the death of both parties. The accumulated post-retirement benefit obligation for the plan as of both December 27, 1998 and December 26, 1999, was approximately $0.4 million. The net periodic expense for the medical coverage continuation plan for 1997, 1998 and 1999 was approximately $204,500, $42,000, and $42,000, respectively.

13. Related Party Transactions

   In April 1996, the Company loaned certain officers of the Company an aggregate of $4.5 million to pay personal withholding tax liabilities incurred as a result of a $10.0 million executive compensation award earned in 1995. The full recourse note receivable balance, net of any unamortized discount, and interest receivable balance as of December 27, 1998 and December 26, 1999 are included as a reduction to shareholders' equity in the accompanying consolidated balance sheets and consolidated statements of shareholders' equity as the common stock awarded to the officers secures payment of the individual notes.

   In October 1998, the Company loaned certain officers of the Company an aggregate of $1.3 million to pay for shares of common stock offered by AFC in connection with the acquisition of CII. During 1999, AFC loaned two officers of the Company an aggregate of $0.4 million to pay for shares of common stock offered by other departing officers. All the individual notes have similar terms. Each full recourse note bears interest at 7.0% per annum with principal and interest payable at December 31, 2005. The notes are secured by the shares purchased by the employees. The note receivable balance and interest receivable balance as of December 27, 1998 and December 26, 1999 are included as a reduction to shareholders' equity in the accompanying consolidated balance sheets and consolidated statements of shareholders' equity.

   In connection with the Company's common stock offering related to the Cinnabon acquisition in 1998, the Company paid stock issuance costs of approximately $1.0 million to Freeman Spogli & Co., Inc., which through other affiliates is the Company's majority common shareholder.

14. Commitments and Contingencies

 Employment Agreements

   Three senior executives and the Company have entered into employment agreements containing customary employment terms which provide for an annual base salary of $500,000, $350,000 and $315,000, respectively, subject to annual adjustment by the Board of Directors, an annual incentive bonus, stock options, fringe benefits, participation in Company-sponsored benefit plans and such other compensation as may be approved by the Board of Directors. The terms of the agreements terminate in 2003, unless earlier terminated or otherwise renewed, pursuant to the terms thereof. Pursuant to the terms of the agreements, if employment is terminated without cause or if written notice not to renew employment is given by the Company, the terminated executive would be entitled

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
to, among other things, two-and-one-half times his base annual salary and the bonus payable to the individual for the fiscal year in which such termination occurs. Under the agreements, upon (i) a change of control of the Company, (ii) a significant reduction in the executive's responsibilities, title or duties or
(iii) the relocation of the Company's principal office more than 45 miles from its current location, the executive may terminate his employment and would be entitled to receive, among other things, the same severance pay he would have received had his employment been terminated by the Company without cause.

 Supply Contracts

   The principal raw material for the Company's Popeyes and Church's systems is fresh chicken. For fiscal years ended December 27, 1998 and December 26, 1999, approximately 50% and 47%, respectively of Popeyes' and Church's company-operated restaurant cost of sales was attributable to the purchase of fresh chicken. As a result, the Company is significantly affected by increases in the cost of chicken, which can be affected by, among other factors, the cost of grain, the price for other alternative domestic meats and international demand for chicken products.

   In order (i) to ensure favorable pricing for the Company's chicken purchases in the future, (ii) to reduce volatility in chicken prices and (iii) to maintain an adequate supply of fresh chicken, the Company entered into two types of chicken purchasing arrangements with its suppliers. The first of these contracts is a grain-based "cost-plus" pricing arrangement that provides chicken prices based upon the cost of feed grains, such as corn and soybean meal, plus certain agreed upon non-feed and processing costs. The other arrangement is a market-priced formula arrangement based on the "Georgia whole bird market value". Under this arrangement, AFC pays market price plus a premium for cut specifications for AFC restaurants. The market-priced formula contracts are subject to a "ceiling", or highest price, and a "floor", or lowest price, that the Company will pay over the contract term. Both contracts have terms ranging from three to five years with provisions for certain annual price adjustments as defined in the contracts. The Company recognized chicken cost of sales at the amounts paid under the contracts. For the periods presented, the Company has not experienced any material losses as a result of these contracts.

   SCC's principal raw material is green coffee beans. The Company typically enters into supply contracts to purchase a pre-determined quantity of green coffee beans at a fixed price per pound. These contracts usually cover periods up to a year as negotiated with the individual supplier. At December 26, 1999, the Company had commitments to purchase green coffee beans at a total cost of approximately $6.9 million. The contract terms cover a period from January 2000 to December 2000.

 Litigation

   The Company has been named as a defendant in various actions arising from its normal business activities in which damages in various amounts are claimed. The Company has established reserves in the accompanying consolidated balance sheets to provide for the defense and settlement of current litigation and management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

 Environmental Matters

   Approximately 150 of the Company's owned and leased properties are known or suspected to have been used by prior owners or operators as retail gas stations and a few of these properties

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
may have been used for other environmentally sensitive purposes. Many of these properties previously contained underground storage tanks ("USTs") and some of these properties may currently contain abandoned USTs. As a result of the use of oils and solvents typically associated with automobile repair facilities and gas stations, it is possible that petroleum products and other contaminants may have been released at these properties into the soil or groundwater. Under applicable Federal and state environmental laws, the Company, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any such contamination. As a result, after an analysis of its property portfolio, including testing of soil and groundwater at a representative sample of its facilities, the Company believes that it has obtained adequate insurance coverage for any potential environmental pollution and remediation liabilities. The Company is currently not subject to any administrative or court order requiring remediation at any of its properties.

 Information Technology Outsourcing

   In August 1994, the Company entered into an information technology outsourcing contract with IBM. The contract was amended in June 1999 and expires July 31, 2004.

   Future minimum payments under this contract, exclusive of payments included in Note 9 as capital lease payments for systems installed as of December 26, 1999, are as follows (in thousands):

     Year                                                                Amount
     ----                                                                -------
     2000............................................................... $ 6,278
     2001...............................................................   6,695
     2002...............................................................   7,511
     2003...............................................................   7,730
     2004...............................................................   4,238
                                                                         -------
                                                                         $32,452
                                                                         =======

   It is estimated that the remaining payments due under the contract of approximately $32.5 million will be reflected as restaurant operating or general and administrative costs and expenses.

   Operating expenses of approximately $8.1 million, $10.5 million and $11.2 million related to the outsourcing contract have been included in the statements of operations for the years ended December 28, 1997, December 27, 1998 and December 26, 1999, respectively.

 Formula Agreement

   The Company has a formula licensing agreement, as amended (the "Formula Agreement"), with Alvin C. Copeland, the former owner of the Popeyes and Church's restaurant systems, and owner of Diversified Foods and Seasonings, Inc. ("Diversified"), which calls for the worldwide exclusive licensing to the Popeyes system of the spicy fried chicken formula and certain other ingredients used in Popeyes products. The Formula Agreement provides for monthly royalty payments of $237,500 until April 1999 and, thereafter, monthly royalty payments of $254,166 until March 2029. Total royalty payments were $2.9 million in each of the fiscal years ended December 28, 1997 and December 27, 1998 and $3.0 for the fiscal year ended December 26, 1999.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Supply Agreements

   The Company has a supply agreement with Diversified under which the Company is required to purchase certain proprietary products made exclusively by Diversified. This contract expires in 2029 subject to further renewal.

   Supplies are generally provided to franchised and company-operated restaurants in the Popeyes and Church's systems pursuant to supply agreements negotiated by Popeyes Operators Purchasing Cooperative Association, Inc. ("POPCA") and Church's Operators Purchasing Association, Inc. ("COPA"), respectively, each a not-for-profit corporation that was created for the purpose of consolidating the collective purchasing power of the franchised and company-operated restaurants and negotiating favorable terms. The purchasing cooperatives are not obligated to purchase, and do not bind their members to commitments to purchase, any supplies. Membership in each cooperative is open to all franchisees. Since 1995, the Company's franchise agreements related to Popeyes and Church's have required that each franchisee join its respective purchasing cooperative. All company-operated Popeyes and Church's restaurants are members of POPCA or COPA, respectively. Substantially all of the Company's domestic Popeyes and Church's franchisees participate in POPCA or COPA. COPA also purchases certain ingredients and supplies for Cinnabon franchised and company-operated bakeries in order to further leverage the collective buying power of AFC.

   Subsequent to December 26, 1999, POPCA and COPA merged their purchasing power into one unified purchasing cooperative known as Supply Management Services, Inc., a not-for-profit corporation. All aspects of the aforementioned POPCA and COPA cooperatives were retained in the merged corporation.

 Advertising Funds

   In accordance with the Popeyes and Church's franchise agreements, advertising funds have been established (the "Advertising Funds") whereby the Company contributes a percentage of sales (generally 5%) to the Advertising Funds in order to pay for the costs of funding advertising and promotional activities. In accordance with the franchise agreement, the net assets and transactions of the Advertising Funds are not commingled with the working capital of the Company. The net assets and transactions of the Advertising Funds are, therefore, not included in the accompanying consolidated financial statements. The Company's contributions to the Advertising Funds are recorded in restaurant operating expenses in the accompanying consolidated financial statements.

 King Feature Agreements

   The Company currently has agreements with The Hearst Corporation, King Features Syndicate Division ("King Features") under which the Company has the exclusive license to use the image and likeness of the cartoon character "Popeye" (and certain companion characters such as "Olive Oyl") in connection with the operations of Popeyes restaurants worldwide. Under these agreements, the Company is obligated to pay King Features a royalty of one-tenth of one percent (0.1%) on the first $1.0 billion of Popeyes cumulative annual system-wide sales and one-twentieth of one percent (0.05%) on the next $2.0 billion of such annual sales. Total annual royalties are capped at $2.0 million per year under the agreement. The King Features agreements automatically renew annually. Should a payment be required under this licensing agreement, the payment will be made out of the Advertising Funds described above.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Other Commitments

   The Company has guaranteed certain loans and lease obligations approximating $1.6 million and $1.0 million at December 27, 1998 and December 26, 1999, respectively.

15. Segment and Geographic Information

   The Company operates exclusively in the foodservice and beverage industry. Substantially all revenues result from the sale of menu products at restaurants, bakeries and cafes operated by the Company, franchise royalty and fee income earned from franchised restaurant, bakery and cafe operations and wholesale revenues from the sale of specialty coffee products. The Company's reportable segments are based on specific products and services within the foodservice and beverage industry. In 2000, the Company began aggregating its domestic and international operations in its reportable segments and, as such, re-stated the corresponding items of segment information for prior years. The Company combines Popeyes and Church's domestic operations to form its chicken segment. The Company previously aggregated the operations of Chesapeake and Cinnabon to form its bakery segment; however, with the sale of Chesapeake in the third quarter of 1999 (See Note 17), the bakery segment only includes Cinnabon's operations. Chesapeake's operations have been classified as discontinued operations in the accompanying financial statements. The Company's coffee segment consists of SCC's domestic operations, which includes its wholesale operations.

   Previously, the Company's restaurant equipment manufacturing division, Ultrafryer, was included in an "other" segment; however, with the sale of Ultrafryer in the second quarter of 2000 (See Note 17) the "other" segment and the associated inter-segment revenues have been eliminated. Ultrafryer's operations have been classified as discontinued operations in the accompanying financial statements.

   The "corporate" component of operating income includes revenues from (1) interest income from notes receivable and rental revenue from leasing and sub-leasing agreements with franchisees and third parties, less (2) corporate general and administrative expenses.

   Operating income (loss) primarily represents each segment's earnings before income taxes, depreciation, amortization, gains/losses on asset dispositions and write-downs and compensation expense related to stock option activity.

 Revenues:

                                                            52 Weeks Ended
                                                      --------------------------
                                                      12/28/97 12/27/98 12/26/99
                                                      -------- -------- --------
                                                            (in thousands)
     Chicken......................................... $465,072 $506,314 $535,162
     Coffee..........................................       --   58,851   77,309
     Bakery..........................................       --   24,187   77,277
     Corporate.......................................    8,539    8,602    8,268
                                                      -------- -------- --------
       Total Revenues................................ $473,611 $597,954 $698,016
                                                      ======== ======== ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

                                                            40 Weeks Ended
                                                           ------------------
                                                           10/03/99  10/01/00
                                                           --------  --------
                                                            (in thousands)
                                                              (unaudited)
     Chicken.............................................  $413,446  $415,767
     Coffee..............................................    56,129    63,121
     Bakery..............................................    55,471    57,221
     Corporate...........................................     6,231     8,049
                                                           --------  --------
       Total Revenues....................................  $531,277  $544,158
                                                           ========  ========

 Operating Income (Loss):

                                                       52 Weeks Ended
                                                 ----------------------------
                                                 12/28/97  12/27/98  12/26/99
                                                 --------  --------  --------
                                                       (in thousands)
     Chicken.................................... $ 98,141  $ 96,361  $111,109
     Coffee.....................................      --      8,273     9,476
     Bakery.....................................      --      4,440     8,833
     Corporate..................................  (25,284)  (22,442)  (18,209)
                                                 --------  --------  --------
       Total Operating Income (Loss)............   72,857    86,632   111,209
     Adjustments to reconcile to income from
      operations:
     Depreciation and amortization..............  (33,244)  (45,162)  (42,126)
     Compensation expense related to stock
      options...................................   (2,217)   (1,072)   (1,465)
     Gain/(loss) on other asset write-offs......    2,204   (14,615)   (9,448)
                                                 --------  --------  --------
       Income from operations................... $ 39,600  $ 25,783  $ 58,170
                                                 ========  ========  ========

                                                              40 Weeks Ended
                                                             ------------------
                                                             10/03/99  10/01/00
                                                             --------  --------
                                                              (in thousands)
                                                                (unaudited)
     Chicken................................................ $ 84,916  $ 94,231
     Coffee.................................................    6,052     4,351
     Bakery.................................................    4,267     5,057
     Corporate..............................................  (17,356)  (12,553)
                                                             --------  --------
       Total Operating Income (Loss)........................   77,879    91,086
     Adjustments to reconcile to income from operations:
     Depreciation and amortization..........................  (33,473)  (31,770)
     Compensation expense related to stock options..........     (863)   (1,121)
     Gain/(loss) on other asset write-offs..................     (709)     (307)
                                                             --------  --------
       Income from operations............................... $ 42,834  $ 57,888
                                                             ========  ========

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

 Depreciation and Amortization:

                                                            52 Weeks Ended
                                                      --------------------------
                                                      12/29/97 12/27/98 12/26/99
                                                      -------- -------- --------
                                                            (in thousands)
     Chicken......................................... $17,347  $25,022  $25,338
     Coffee..........................................      --    4,429    3,775
     Bakery..........................................      --    1,711    6,321
     Corporate.......................................  15,897   14,000    6,692
                                                      -------  -------  -------
       Total Depreciation and Amortization........... $33,244  $45,162  $42,126
                                                      =======  =======  =======

 Significant Non-cash Items:

                                                            52 Weeks Ended
                                                      --------------------------
                                                      12/28/97 12/27/98 12/26/99
                                                      -------- -------- --------
                                                            (in thousands)
     Chicken......................................... $ 2,094  $ 9,956  $ 5,416
     Coffee..........................................      --       --      121
     Bakery..........................................      --       --       79
     Corporate.......................................   1,021    4,659    3,832
                                                      -------  -------  -------
       Total Significant Non-cash Items.............. $ 3,115  $14,615  $ 9,448
                                                      =======  =======  =======

   Significant non-cash items include (i) charges for restaurant closings, including Pine Tree, which are primarily write-offs of tangible and intangible assets, (ii) losses on the disposition of long-lived assets which includes both operating and non-operating assets and (iii) software write-offs.

 Assets:

                                                               12/27/98 12/26/99
                                                               -------- --------
                                                                (in thousands)
     Chicken.................................................. $296,241 $306,364
     Coffee...................................................   82,164  101,981
     Bakery...................................................   74,813   75,559
     Other....................................................    5,730    7,533
     Corporate................................................   97,517   70,452
                                                               -------- --------
       Total Assets........................................... $556,465 $561,889
                                                               ======== ========

   There were no material changes to the Company's total assets by reportable segment as of October 1, 2000 from the amounts disclosed for the fiscal year ended December 26, 1999.

 Capital Expenditures:

                                                               12/27/98 12/26/99
                                                               -------- --------
                                                                (in thousands)
     Chicken.................................................. $26,601  $33,770
     Coffee...................................................   4,602   13,453
     Bakery...................................................     850    3,346
     Other....................................................     140      388
     Corporate................................................   9,332    4,261
                                                               -------  -------
       Total Capital Expenditures............................. $41,525  $55,218
                                                               =======  =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   Chesapeake's assets and capital expenditures have been reclassified from "Bakery" to "Other" for prior year. Not included in the 1998 capital expenditures is approximately $21.1 million in funds spent in 1998 related to our 1998 acquisitions. Excluded from 1999 capital expenditures is $0.8 million in other acquisition items.

16. Acquisitions

 Pine Tree Foods, Inc. Acquisition

   On February 10, 1998, the Company acquired all of the assets of 81 restaurant properties operated by Pine Tree Foods, Inc. ("Pine Tree") for a purchase price of approximately $24.3 million. In addition, the Company recorded liabilities of approximately $4.0 million in connection with the acquisition. Of the 81 restaurants, 66 were converted to Popeyes company-operated restaurants, with the remaining restaurants closed concurrently with the purchase. The restaurants are primarily located in North and South Carolina and Georgia. The Company funded the purchase price with internal funds and its Acquisition Facility.

   The Pine Tree acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion Number 16, "Accounting for Business Combinations" ("APB 16"). The unamortized goodwill recorded in connection with this acquisition was $23.1 and $22.7 million at December 27, 1998 and December 26, 1999, respectively. The Company is amortizing this goodwill on a straight-line basis over a forty-year period.

 Seattle Coffee Company Acquisition

   On March 18, 1998, the Company acquired all of Seattle Coffee Company's common stock for an adjusted purchase price of approximately $68.8 million plus the assumption of approximately $4.8 million of debt. The Company paid approximately $37.6 million in cash funded by its Acquisition Facility and approximately $25.5 million in AFC common stock, resulting in the issuance of 1,837,834 common shares, 440,645 options to purchase common shares and 154,468 warrants to purchase common shares. In addition, the Company established a payable of approximately $3.8 million and placed 139,914 shares of AFC's common stock into an escrow account pursuant to a holdback payment provision in the acquisition agreement. As a result of the transaction, SCC became a wholly-owned subsidiary of the Company. The transaction included the acquisition of a roasting and packaging facility, 59 company-operated cafes and 10 franchised cafes under the Seattle's Best and Torrefazione Italia brands, a wholesale business including 13 sales offices with more than 5,000 wholesale accounts and two major distribution centers. The acquisition agreement provided for a contingent earn-out payable to former SCC shareholders. Actual payment to former SCC shareholders was contingent upon SCC operations achieving a level of earnings, as defined in the acquisition agreement, over a 52-week period from September 29, 1997 to September 27, 1998 (the "Contingency Period"). Based on SCC's operating results during the Contingency Period that ended on September 27, 1998, the Company paid approximately $0.9 million in cash and issued 70,141 shares of AFC's common stock to former SCC shareholders during the first quarter of 1999 as a contingent payment pursuant to the agreement. The contingent earn-out payment was included in the adjusted purchase price.

   During 1999, the Company completed an analysis of the fair value and allocation of its intangible asset acquired from SCC, which resulted in a final purchase price adjustment to the amounts initially recorded on the acquisition date. As part of this analysis, $11.3 million was re-allocated from goodwill

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES
to trade name and other intangibles. At December 26, 1999 the unamortized portion of these intangibles was approximately $10.6 million and $0.5 million, respectively. These assets are being amortized on a straight-line basis over a forty-year and twenty-year period, respectively.

   The Company accounted for this acquisition as a purchase in accordance with APB 16. The allocation of the purchase price resulted in the Company recording goodwill in the approximate amount of $43.2 million, which is being amortized on a straight-line basis over a forty-year period. At December 27, 1998 and December 26, 1999, the unamortized goodwill balance was approximately $53.0 million and $41.0 million, respectively.

   The following unaudited pro forma results of operations for the fifty-two weeks ended December 28, 1997 and December 27, 1998, assumes the acquisition of SCC occurred as of the beginning of the respective periods (in thousands).

                                                             52 Weeks 52 Weeks
                                                              Ended    Ended
                                                             12/28/97 12/27/98
                                                             -------- --------
     Total revenues......................................... $524,812 $606,501
                                                             ======== ========
     Net income (loss) from continuing operations........... $  9,865 $ (3,897)
                                                             ======== ========
     Net income (loss)...................................... $ 10,186 $ (9,182)
                                                             ======== ========

   The 52 weeks ended December 28, 1997 include SCC's operations for the twelve-month period ended September 28, 1997. The 52 weeks ended December 27, 1998 include SCC's operations for the two-month period ended February 28, 1998 since the Company acquired SCC in March 1998. Pro forma results are not necessary for the fiscal year ended 1999 since SCC's operations are included in the consolidated statements for AFC.

   These pro forma results have been prepared for comparative purposes only and include certain adjustments that result in (i) an increase in amortization expense related to the recording of SCC goodwill, (ii) an increase in interest expense related to the Acquisition Facility (See Note 8) used to partially fund the acquisition, (iii) a decrease in interest expense related to SCC debt that was paid off at the time of the acquisition and (iv) a decrease in amortization expense related to the write-off of SCC's intangible assets at the time of the acquisition. These results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

 Cinnabon International, Inc.

   On October 15, 1998, the Company acquired Cinnabon International, Inc. ("CII"), the operator and franchisor of 363 retail cinnamon roll bakeries operating in 39 states, Canada and Mexico. Two hundred and eleven of the retail cinnamon roll bakeries were company-operated and were located within the U.S. In connection with the acquisition, CII became a wholly-owned subsidiary of AFC through the merger of AFC Franchise Acquisition Corp. into CII (the "Acquisition").

   The Company acquired CII for $64.0 million in cash. The Company obtained $44.7 million of the cash consideration from its 1997 Credit Facility as amended and restated (See Note 8). The remaining $19.3 million cash consideration was funded with the proceeds from the sale of approximately 2.8 million shares of AFC common stock at $7.75 per share to certain "qualified" investors who are existing AFC shareholders and option holders.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The Company accounted for this acquisition as a purchase in accordance with APB 16. The allocation of the purchase price resulted in the Company recording goodwill in the amount of approximately $54.1 million, which is being amortized on a straight-line basis over a forty-year period. During 1999, the Company completed an analysis of the fair values of the tangible and intangible assets acquired from CII. During the fiscal year ended December 26, 1999, the Company recorded a $9.6 million adjustment to the carrying value of certain fixed assets, which correspondingly increased goodwill.

   In connection with the CII acquisition, the Company developed an exit plan involving CII's corporate headquarters in Seattle, Washington. The exit plan included severance, relocation and integration costs. Including the exit plan, the Company recorded other assets and liabilities resulting in a net $0.6 million purchase price adjustment, which increased goodwill.

   The following unaudited pro forma results of operations for the fifty-two weeks ended December 28, 1997 and December 27, 1998, assumes the acquisition of CII occurred as of the beginning of the respective periods (in thousands).

                                                             52 Weeks 52 Weeks
                                                              Ended    Ended
                                                             12/28/97 12/27/98
                                                             -------- --------
     Total revenues......................................... $552,875 $651,893
                                                             ======== ========
     Net income (loss) from continuing operations........... $    570 $(13,826)
                                                             ======== ========
     Net income (loss)...................................... $    891 $(19,112)
                                                             ======== ========

   The 52 weeks ended December 28, 1997 include CII's operations for the twelve-month period ended March 29, 1998. The 52 weeks ended December 27, 1998 include CII's operations for the nine-month period ended September 27, 1998 since the Company acquired CII in October 1998. Pro forma results are not necessary for the fiscal year ended 1999 since CII's operations are included in the consolidated statements for AFC.

   These pro forma results have been prepared for comparative purposes only and include certain adjustments that result in (i) an increase in amortization expense related to the recording of CII goodwill, (ii) an increase in interest expense related to the Term Loan B debt (See Note 8) used to partially fund the acquisition, (iii) a decrease in interest expense related to CII debt that was paid off at the time of the acquisition and (iv) a decrease in amortization expense related to the write-off of CII's intangible assets at the time of the acquisition. These results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

17. Divestitures

 Chesapeake Bagel

   On July 26, 1999, the Company entered into a definitive agreement to sell its Chesapeake franchise rights and system to New World Coffee-Manhattan Bagel, Inc. ("Buyer") for $3.8 million. The sale closed on August 30, 1999. The Company received $2.3 million in cash with the remaining $1.5 million in a note receivable from the Buyer. The Company recorded a loss of $1.7 million after tax on the sale. The income tax benefit applied to the loss on the sale was $1.4 million.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

   The results of Chesapeake have been classified as discontinued operations in the accompanying financial statements. The following amounts relate to Chesapeake's operations for the respective periods (in thousands):

                                                   For        For        For
                                                Year Ended Year Ended Year Ended
                                                 12/28/97   12/27/98   12/26/99
                                                ---------- ---------- ----------
     Total revenues............................   $2,442    $ 3,533     $2,108
                                                  ======    =======     ======
     Pre-tax loss from operations..............      (12)    (8,770)    (1,201)
     Income tax benefit........................        5      2,877        563
                                                  ------    -------     ------
     Loss from operations......................   $   (7)   $(5,893)    $ (638)
                                                  ======    =======     ======

 Ultrafryer Divestiture

   On May 11, 2000, AFC's Board of Directors approved the sale of Ultrafryer, the Company's restaurant equipment manufacturing division, to an investor group led by Ultrafryer's chief operating officer. The sale closed on June 1, 2000. The Company received $550,000 in cash and a $4.6 million note receivable from the Buyer. The Company's estimated $0.4 million after tax gain on the sale has been deferred for financial reporting purposes and included in other liabilities on the balance sheet. The income tax expense applied to the gain on the sale was $0.2 million.

   The results of Ultrafryer have been classified as discontinued operations in the accompanying financial statements. The following amounts relate to Ultrafryer's operations for the respective periods (in thousands):

                                                 For        For        For
                                              Year Ended Year Ended Year Ended
                                               12/28/97   12/27/98   12/26/99
                                              ---------- ---------- ----------
     Total revenues..........................   $7,700     $7,605     $9,076
                                                ======     ======     ======
     Income from operations before income
      taxes..................................      582        904        806
     Income tax (expense)....................     (254)      (297)      (370)
                                                ------     ------     ------
     Income from operations, net of income
      taxes..................................   $  328     $  607     $  436
                                                ======     ======     ======

                                                        For Forty   For Forty
                                                       Weeks Ended Weeks Ended
                                                        10/03/99    10/01/00
                                                       ----------- -----------
     Total revenues...................................   $6,798      $3,372
                                                         ======      ======
     Income (loss) from operations before income
      taxes...........................................      560         (91)
     Income tax (expense) benefit.....................     (253)         39
                                                         ------      ------
     Income (loss) from operations, net of income
      taxes...........................................   $  307      $  (52)
                                                         ======      ======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

18. Change in Accounting Estimate

 Church's and Popeyes

   During 1999, the Company re-evaluated the estimated useful lives of its buildings, equipment and leasehold improvements at Church's and Popeyes company-operated restaurant locations. The Company analyzed historical data regarding restaurant operations, actual lives of restaurant properties and property leasing arrangements. Church's began operating in 1952 while Popeyes initiated their operations in 1972. Based on this analysis, the Company revised its estimated useful lives for certain fixed asset categories as follows:

  1)  Buildings--useful life range changed from 7-20 years to 5-35 years.

  2)  Equipment--useful life range changed from 3-8 years to 3-15 years.

  3) Leasehold improvements--the Company will continue to depreciate leasehold improvements over the lesser of the lease term or the estimated useful life of the asset; however, the lease term will include all lease option periods under contract that management anticipates will be utilized. Previously, the Company only considered the primary term of the lease in assessing the life of a leasehold improvement.

   This change in accounting estimate resulted in a $5.5 million and a $1.9 million decrease in depreciation expense for the fiscal year ended December 26, 1999 and for the forty week period ended October 1, 2000, respectively, resulting in a $3.2 million and a $1.1 million after tax increase in net income for the same periods.

 Cinnabon and Seattle Coffee

   During 1999, the Company re-evaluated the estimated useful lives of its equipment and leasehold improvements at Cinnabon bakeries and Seattle Coffee cafes. The Company analyzed historical data regarding operations and property leasing arrangements. Based on this analysis, the Company revised its estimated useful lives for certain fixed asset categories as follows:

  1) Equipment--Cinnabon's equipment asset lives were changed from seven years to eight years. Seattle Coffee equipment asset lives were all set at eight years prior to the Company's analysis. Pursuant to the analysis, lives either remained at eight years or were increased to between ten and fifteen years depending on the type of equipment asset.

  2) Leasehold improvements--With respect to Seattle Coffee leasehold improvements, the Company will continue to depreciate leasehold improvements over the lesser of the lease term or the estimated useful life of the asset; however, the lease term will include all lease option periods under contract that management anticipates will be utilized. Previously, the Company only considered the primary term of the lease in assessing the life of a leasehold improvement.

   This change in accounting estimate resulted in a $2.0 million and a $1.1 million decrease in depreciation expense for the fiscal year ended December 26, 1999 and for the forty week period ended October 1, 2000, respectively, resulting in a $1.2 million and a $0.7 million after tax increase in net income for the same periods.

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

19. Basic and Diluted Earnings Per Share (unaudited)

   The following represents a reconciliation of the Company's basic and diluted earnings per share as required by the Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (in thousands):

                                                           52 Weeks Ended
                                                     ----------------------------
                                                     12/28/97  12/27/98  12/26/99
                                                     --------  --------  --------
     Net income (loss) from continuing operations... $10,679   $(3,360)  $14,029
     Preferred stock dividend.......................  (2,240)       --        --
                                                     -------   -------   -------
     Net income (loss) attributable to common stock
      from continuing operations....................   8,439    (3,360)   14,029
     Discontinued operations........................     321    (5,286)   (1,944)
                                                     -------   -------   -------
     Net income (loss) attributable to common
      stock......................................... $ 8,760   $(8,646)  $12,085
                                                     =======   =======   =======
     Denominator for basic earnings per share--
      Weighted average shares.......................  34,442    36,556    39,346
     Effect of dilutive securities--employee stock
      options.......................................   2,640        --     3,283
                                                     -------   -------   -------
     Denominator for diluted earnings per share--
      weighted average shares adjusted for dilutive
      securities....................................  37,082    36,556    42,629
                                                     =======   =======   =======

                                                               40 Weeks Ended
                                                              ------------------
                                                              10/03/99  10/01/00
                                                              --------  --------
     Net income from continuing operations................... $ 9,210   $18,245
     Discontinued operations.................................  (1,832)      (52)
                                                              -------   -------
     Net income attributable to common stock................. $ 7,378   $18,193
                                                              =======   =======
     Denominator for basic earnings per share--Weighted
      average shares.........................................  39,318    39,477
     Effect of dilutive securities--employee stock options...   3,498     3,239
                                                              -------   -------
     Denominator for diluted earnings per share--weighted
      average shares adjusted for dilutive securities........  42,816    42,716
                                                              =======   =======

                     AFC ENTERPRISES, INC. AND SUBSIDIARIES

20. Subsequent Events (unaudited)

 Assets Under Contractual Agreement

   In the second quarter of 2000, AFC transferred certain long-lived assets to a company owned by a former AFC employee in exchange for shares of preferred stock of that company. Concurrent with the transfer of assets, which consisted of restaurant equipment for twelve Popeyes restaurants, the company became a Popeyes franchisee. In compliance with certain accounting rules, AFC cannot remove these assets from its books and records, and as such, AFC has classified these assets under the category "Assets Under Contractual Agreement" in the accompanying balance sheet. Consequently, AFC did not record an investment for the shares of preferred stock received in the transaction. At October 1, 2000, these assets included the following (in thousands):

     Equipment, net..................................................... $2,234
     Goodwill allocable to assets, net..................................  5,498
                                                                         ------
     Total.............................................................. $7,732
                                                                         ======

 10.25% Senior Notes

   During 2000, the Company repurchased Senior Notes with a face value of $17.0 million at a slight discount. The repurchase was funded with internal funds. The Company expensed approximately $0.5 million in connection with the repurchase, which represented the write-off of a portion of unamortized debt issuance costs and lender costs. The Company has not reported this amount as an extraordinary item in the forty weeks ended October 1, 2000, due to the relative immateriality to the consolidated statements of operations for the applicable period.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   9
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  47
Management...............................................................  65
Principal and Selling Shareholders.......................................  76
Related-Party Transactions...............................................  79
Description of Capital Stock.............................................  80
Shares Eligible for Future Sale..........................................  83
Underwriting.............................................................  85
Legal Matters............................................................  87
Experts..................................................................  87
Where You Can Find More Information About Us.............................  87
Index to Consolidated Financial Statements............................... F-1

                               -----------------

   Through and including       , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                      Shares

                             AFC Enterprises, Inc.

                                 Common Stock

                               -----------------

                           [LOGO OF AFC ENTERPRISES]

                               -----------------

                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the SEC and the NASD filing fee.

                                                                           Amount to
                                                                          be Paid by
                                                                              AFC
                    Item                                                  Enterprises
                    ----                                                  -----------
   SEC registration fee..................................................   $25,000
   NASD filing fee.......................................................    10,500
   Blue sky fees and expenses............................................         *
   Printing and engraving expenses.......................................         *
   Legal fees and expenses...............................................         *
   Accounting fees and expenses..........................................         *
   Custodian and selling shareholder expenses............................         *
   Transfer agent and registrar fees.....................................         *
   Miscellaneous.........................................................         *
                                                                            -------
     Total...............................................................         *
                                                                            =======

  --------
   * To be filed by amendment.

Item 14. Indemnification of Directors and Officers

   The Registrant's articles of incorporation provide that each of its directors shall not be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 or 80A.23 of the Minnesota Business Corporation Act; (iv) for any transaction from which the director derived an improper personal benefit; or
(v) for any act or omission occurring prior to the date when the articles of incorporation became effective.

   The Registrant's articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize any further limitation of the liability of a director, then the liability of a director is eliminated or limited to the fullest extent permitted by the amended act. Further, the Registrant's bylaws provide that it shall indemnify its directors and officers to the maximum extent permitted by law.

   Section 302A.521 of the Minnesota Business Corporation Act requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Registrant against judgment, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Registrant, or in the case of performance by a director, officer, employee or agent of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3 requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

   The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements may require it, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   Reference is also made to Section 8 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which indemnifies the Registrant's directors and officers against certain liabilities.

   The Registrant carries directors' and officers' liability insurance covering its directors and officers.

   Insofar as indemnification for liabilities under the Securities Act may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, it has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

   The following is a summary of the transactions engaged in by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:

     From January 1, 1998 through December 31, 1998, the Registrant issued and sold 10,274 shares of common stock to nine former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.08 to $4.95 per share for an aggregate purchase price of approximately $27,003.

     On March 18, 1998, in connection with an Agreement and Plan of Reorganization, dated January 23, 1998, among the Registrant, Seattle Coffee Company, AFC Acquisition Corp., and the other signatories thereto (the "SCC Agreement"), the Registrant issued and sold 1,977,748 shares of common stock in exchange for all of the common stock of Seattle Coffee Company to the former shareholders of Seattle Coffee Company (the "SCC Shareholders"), warrants to purchase a total of 166,206 shares of common stock in exchange for warrants to purchase shares of Seattle Coffee Company to the former warrant holders of Seattle Coffee Company (the "SCC Warrant Holders"), and options to purchase a total of 474,105 shares of common stock in exchange for options to purchase shares of Seattle Coffee Company to the former option holders of Seattle Coffee Company (the "SCC Option Holders").

     On October 14, 1998, the Registrant issued and sold 2,795,703 shares of common stock for an aggregate purchase price of $21,666,698 to employees and directors of the Registrant, PENMAN Private Equity and Mezzanine Fund, L.P., FS Equity Partners IV, L.P. and Frederick Paulsell, Jr. In connection with this common stock offering, the Registrant paid Freeman Spogli & Co. a fee of $1,000,000, $100,000 of which was paid to PENMAN Partners.

     From January 1, 1999 through December 31, 1999, the Registrant issued and sold 130,568 shares of common stock to 15 former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.08 to $7.50 per share for an aggregate purchase price of approximately $177,386. From January 1, 1999 through December 31, 1999, the Registrant issued and sold 9,219 shares of common stock to two former employees upon net exercises of options to purchase common stock for exercise prices of $3.91 per share for an aggregate purchase price of approximately $109,941.


     On March 18, 1999, pursuant to the SCC Agreement, the Registrant issued and sold an additional 70,141 shares of common stock to the SCC
  Shareholders, warrants to purchase 5,868 shares of common stock to the SCC Warrant Holders and options to purchase 16,769 shares of common stock to the SCC Option Holders, in each case, as contingent consideration.

     On May 3, 1999, the Registrant issued and sold 1,448 shares of common stock for an aggregate purchase price of $5,662 upon the exercises of warrants to purchase common stock to the SCC Warrant Holders.

     From January 1, 2000 through December 19, 2000, the Registrant issued and sold 16,628 shares of common stock to 19 former employees upon the exercises of options to purchase shares of common stock for exercise prices ranging from $0.08 to $7.75 per share for an aggregate purchase price of approximately $59,604. From January 1, 2000 through December 19, 2000, the Registrant issued and sold 67,664 shares of common stock to 70 former employees upon net exercises of options to purchase shares of common stock for exercise prices ranging from $3.317 to $8.25 per share for an aggregate purchase price of $510,352.

     On October 23, 2000, the Registrant issued and sold 783 shares of common stock for an aggregate purchase price of $3,062 upon the exercises of warrants to purchase common stock by the SCC Warrant Holders.

   A number of the issuances described above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, where each purchaser was either an accredited investor or a non-accredited investor (where the aggregate number of such investors did not exceed 35), with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks (either alone or with a purchaser representative), each of which represented its intention to acquire the securities for investment only and not with a view to distribution, and received or had access to adequate information about the Registrant. Appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

   As of October 1, 2000, the Registrant had granted options to purchase an aggregate of 7,568,337 shares of common stock to its directors, officers and employees, of which 6,172,726 options were outstanding with a weighted average exercise price of $4.38. At the time these options were issued under the Registrant's various stock option plans, the Registrant believed that each of the issuances were exempt from the registration requirements of the Securities Act of 1933 either by virtue of (i) an exemption provided by Rule 701 promulgated under the Securities Act of 1933 for securities offered under compensatory benefit plans and contracts, or (ii) a "no-sale" theory under
Section 5 of the Securities Act of 1933, since none of the optionees provided any consideration for the grants (the sale of the underlying option shares occurs only when the option is exercised and the purchase price for the shares is paid to the Registrant).

   As of December 31, 1996, the Registrant had granted options to purchase 4,136,412 shares of common stock to 1,086 persons. As a result, the Registrant may have been required to register as a reporting company under the Securities and Exchange Act. Since Rule 701 is not available to reporting companies, the Registrant believes that the Rule 701 exemption may not have been available for options to purchase shares of common stock that it granted, or the exercise of such options, subsequent to June 30, 1997, the latest date upon which the Registrant would have become a reporting company. The Registrant has issued and sold 52,237 shares of common stock as a result of the exercise of options for an aggregate purchase price of $260,193 since June 30, 1997. The Registrant does not intend to allow any additional option exercises until the Registrant has in effect a registration statement on Form S-8 for the issuance of the shares of common stock reserved for issuance under its stock option plans.

   No underwriter was employed with respect to any sales of securities of the Registrant in the transactions described above. Except as set forth above, no commissions or fees were paid with respect to any such sales.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

  Exhibit
   Number   Description
  -------   -----------
  1.1*      Form of Underwriting Agreement.

  3.1(a)    Articles of Incorporation of Registrant, as amended.

  3.2(a)    Amended and Restated Bylaws of Registrant.

  4.1(a)    Indenture dated as of May 21, 1997 between AFC Enterprises, Inc.
             ("AFC") and United States Trust of New York, as Trustee, with respect to the 10 1/4% Senior Subordinated Notes due 2007.

  4.2(a)    Exchange and Registration Rights Agreement, dated as of May 21,
             1997, by and among AFC, Goldman, Sachs & Co., CIBC Wood Gundy
             Securities Corp. and Donaldson, Lufkin & Jenrette Securities
             Corporation.

  4.3(c)    Amended and Restated Credit Agreement, dated as of October 15,
             1998, among AFC Enterprises, Inc. and Goldman Sachs Credit
             Partners L.P., as Syndication Agent and Lead Arranger and the
             financial institutions listed therein and Canadian Imperial
             Bank of Commerce ("CIBC"), as Administrative Agent.

  4.4(a)    Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

   Exhibit
   Number    Description
   -------   -----------
  4.5(a)     Pledge Agreement, dated as of May 21, 1997, by and between AFC and
              CIBC, as Administrative Agent.

  4.6(a)     Trademark Collateral Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.7(a)     Collateral Account Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.8(a)     Form of Mortgage, Assignment of Rents, Security Agreement and
              Fixture Filing, dated as of May 21, 1997, between AFC and CIBC, as Administrative Agent.

  4.9*       Form of Registrant's common stock certificate.

  5.1*       Opinion of Riordan & McKinzie.

  5.2*       Opinion of Dorsey & Whitney.

 10.1(a)     Stock Purchase Agreement dated February 23, 1996 among AFC, FS
              Equity Partners, L.P. III, and FS Equity Partners International,
              L.P.

 10.2(a)     Stockholders Agreement dated April 11, 1996 among FS Equity
              Partners III, L.P. and FS Equity Partners International, L.P.,
              CIBC, Pilgrim Prime Rate Trust, Van Kampen American Capital Prime
              Rate Income Trust, Senior Debt Portfolio, ML IBK Positions, Inc.,
              Frank J. Belatti, Dick R. Holbrook, Samuel N. Frankel
              (collectively, the "Shareholders") and AFC.

 10.3*       Form of Popeyes Development Agreement, as amended.

 10.4*       Form of Popeyes Franchise Agreement.

 10.5*       Form of Church's Development Agreement, as amended.

 10.6*       Form of Church's Franchise Agreement.

 10.7(a)     Formula Agreement dated July 2, 1979 among Alvin C. Copeland,
              Gilbert E. Copeland, Mary L. Copeland, Catherine Copeland,
              Russell J. Jones, A. Copeland Enterprises, Inc. and Popeyes
              Famous Fried Chicken, Inc., as amended to date.

 10.8(a)     Supply Agreement dated March 21, 1989 between New Orleans Spice
              Company, Inc. and Biscuit Investments, Inc.

 10.9(a)     Recipe Royalty Agreement dated March 21, 1989 by and among Alvin
              C. Copeland, New Orleans Spice Company, Inc. and Biscuit
              Investments, Inc.

 10.10(a)    Licensing Agreement dated March 11, 1976 between King Features
              Syndicate Division of The Hearst Corporation and A. Copeland
              Enterprises, Inc.

 10.11(a)    Assignment and Amendment dated January 1, 1981 between A. Copeland
              Enterprises, Inc., Popeyes Famous Fried Chicken, Inc. and King
              Features Syndicate Division of The Hearst Corporation.

 10.12(a)    Popeye License Agreement dated January 1, 1981 between King
              Features Syndicate Division of The Hearst Corporation and Popeyes
              Famous Fried Chicken, Inc.

 10.13(a)    Letter Agreement dated September 17, 1981 between King Features
              Syndicate Division of The Hearst Corporation, A. Copeland
              Enterprises, Inc. and Popeyes Famous Fried Chicken, Inc.

 10.14(a)    License Agreement dated December 19, 1985 by and between King
              Features syndicate, Inc., The Hearst Corporation, Popeyes, Inc.
              and A. Copeland Enterprises, Inc.

   Exhibit
    Number    Description
   -------    -----------
 10.15(a)     Letter Agreement dated July 20, 1987 by and between King Features
               Syndicate, Division of The Hearst Corporation, Popeyes, Inc. and
               A. Copeland Enterprises, Inc.

 10.16(a)     Employment Agreement dated as of December 4, 1995 between AFC and
               Samuel N. Frankel, as amended.

 10.17(a)     1992 Stock Option Plan of AFC, effective as of November 5, 1992, as amended to date.

 10.18(a)     1996 Nonqualified Performance Stock Option Plan--Executive of
               AFC, effective as of April 11, 1996.

 10.19(a)     1996 Nonqualified Performance Stock Option Plan--General of AFC,
               effective as of April 11, 1996.

 10.20(a)     1996 Nonqualified Stock Option Plan of AFC, effective as of April
               11, 1996.

 10.21(a)     Form of Nonqualified Stock Option Agreement--General between AFC and stock option participants.

 10.22(a)     Form of Nonqualified Stock Option Agreement--Executive between
               AFC and certain key executives.

 10.23(a)     1996 Employee Stock Bonus Plan--Executive of AFC effective as of
               April 11, 1996.

 10.24(a)     1996 Employee Stock Bonus Plan--General of AFC effective as of
               April 11, 1996.

 10.25(a)     Form of Stock Bonus Agreement--Executive between AFC and certain executive officers.

 10.26(a)     Form of Stock Bonus Agreement--General between AFC and certain executive officers.

 10.27(a)     Form of Secured Promissory Note issued by certain members of management.

 10.28(a)     Form of Stock Pledge Agreement between AFC and certain members of management.

 10.29(a)     AFC 1994 Supplemental Benefit Plan for Executive Officers dated
               May 9, 1994.

 10.30(a)     AFC 1994 Supplemental Benefit Plan for Senior and Executive Staff
               Officer dated April 19, 1994.

 10.31(a)     AFC 1994 Supplemental Benefit Plan for Senior Officers/General
               Manager dated May 9, 1994.

 10.32(a)     AFC 1994 Supplemental Benefit Plan for Designated Officers dated
               May 9, 1994.

 10.33(a)     Settlement Agreement between Alvin C. Copeland, Diversified Foods and Seasonings, Inc., Flavorite Laboratories, Inc. and AFC dated
               May 29, 1997.

 10.34(b)     Credit Agreement dated August 12, 1997, between AFC and Banco
               Popular De Puerto Rico for Turnkey Development program
               financing.

 10.35(d)     Agreement and Plan of Merger among AFC and Seattle Coffee
               Company, all of the Principal Shareholders of Seattle Coffee
               Company and AFC Acquisition Corp., as amended to date.

 10.36(e),(f) Agreement and Plan of Merger by and among Cinnabon International,
               Inc., AFC and AFC Franchise Acquisition Corp., effective August
               13, 1998, as amended to date.

 10.37(f)     Shareholder Agreement by and among AFC Franchise Acquisition
               Corp. and other signatories dated as of August 13, 1998.

 10.38(c)     AFC Deferred Compensation Plan dated January 1, 1998, as amended to date.

 Exhibit
  Number  Description
 -------  -----------
 10.39(g) AFC Enterprises, Inc. 1999-2003 Long-Term Employee Success Plan,
           effective January 1, 1999.

 10.40*+  Supply Agreement dated October 5, 1998 between Church's Operators
           Purchasing Association, Inc. and Cagles, Inc.

 10.41*+  Supply Agreement dated April 1, 1999 between Church's Operators
           Purchasing Association, Inc. and Tyson Foods, Inc.

 10.42*   Stockholders Agreement dated as of March 18, 1998 among FS Equity
           Partners III, L.P., FS Equity Partners International, L.P., the new
           shareholders identified therein and AFC.

 10.43*   Form of Cinnabon's Development Agreement.

 10.44*   Form of Cinnabon's Franchise Agreement.

 10.45*   Form of Seattle's Best Coffee Development Agreement, as amended.

 10.46*   Form of Seattle's Best Coffee Franchise Agreement.

 10.47(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           William M. Wardlaw.

 10.48(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Ronald P. Spogli.

 10.49(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           John M. Roth.

 10.50(a) Indemnification Agreement dated May 1, 1996 by and between AFC and
           Kelvin J. Pennington.

 10.51(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Dick R. Holbrook.

 10.52(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Samuel N. Frankel.

 10.53(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Matt L. Figel.

 10.54(a) Indemnification Agreement dated July 2, 1996 by and between AFC and
           Paul H. Farrar.

 10.55(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Frank J. Belatti.

          Indemnification Agreement dated April 11, 1996 by and between AFC and
 10.56(a)  Mark J. Doran.

 10.57*   First Amendment to the Amended and Restated Credit Agreement dated as of October 1, 1999.

 10.58*   Employment Agreement dated as of December 8, 2000 between AFC and
           Frank J. Belatti.

 10.59*   Employment Agreement dated as of December 8, 2000 between AFC and
           Dick R. Holbrook.

 10.60*   Employment Agreement dated as of December 8, 2000 between AFC and
           Gerald J. Wilkins.

 10.61*   Employment Agreement dated as of December 8, 2000 between AFC and
           Hala G. Moddelmog.

 21.1     Subsidiaries of AFC.

 23.1*    Consent of Riordan & McKinzie.

 Exhibit
 Number  Description
 ------- -----------
 23.2*   Consent of Dorsey & Whitney.

 23.3    Consent of Arthur Andersen LLP.

 24.1    Power of Attorney (contained in signature page).

 27.1    Financial Data Schedule.

--------
*  To be filed by amendment.

+ Certain portions of this exhibit have been omitted from the copy filed as part of the registration statement and are the subject of a request for confidential treatment.

(a) Filed as an exhibit to the Registration Statement of AFC on Form S-4 (Registration No. 33329731) on June 20, 1997 and incorporated by reference herein.

(b) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended September 7, 1997 on October 21, 1997 and incorporated by reference herein.

(c) Filed as an exhibit to the Form 10-K of AFC for the year ended December 27, 1998 on March 29, 1999 and incorporated by reference herein.

(d) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended March 22, 1998 on May 6, 1998 and incorporated by reference herein.

(e) Filed as an exhibit to the Current Report on Form 8-K of AFC on August 28, 1998 and incorporated by reference herein.

(f) Filed as an exhibit to the Current Report on Form 8-K of AFC on October 29, 1998 and incorporated by reference herein.

(g) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended June 13, 1999 on July 28, 1999 and incorporated by reference herein.

   (b) Financial Statement Schedules

   We have omitted all other schedules because the conditions requiring their filing do not exist or because the required information appears in the Company's consolidated financial statements, including the notes to those statements.

Item 17. Undertakings

   1. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   3. The undersigned Registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 22nd day of December 2000.

                                          AFC ENTERPRISES, INC.

                                                 /s/ Frank J. Belatti
                                          By: _________________________________
                                                    Frank J. Belatti
                                                Chairman of the Board and
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald J. Wilkins, Samuel N. Frankel and Mark J. Doran, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posteffective amendments) to this registration statement, as well as any registration statement (or amendment thereto) relating to the offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                        Title(s)                  Date
              ---------                        --------                  ----

       /s/ Frank J. Belatti           Chairman of the Board and    December 22, 2000
 ____________________________________  Chief Executive Officer
           Frank J. Belatti            (Principal Executive
                                       Officer)

       /s/ Gerald J. Wilkins          Executive Vice President     December 22, 2000
 ____________________________________  and Chief Financial
          Gerald J. Wilkins            Officer (Principal
                                       Financial and Accounting
                                       Officer)

       /s/ Dick R. Holbrook           President, Chief Operating   December 22, 2000
 ____________________________________  Officer and Director
           Dick R. Holbrook

       /s/ Samuel N. Frankel          Executive Vice President,    December 22, 2000
 ____________________________________  Secretary, General
          Samuel N. Frankel            Counsel and Director

              Signature                        Title(s)                 Date
              ---------                        --------                 ----

         /s/ Mark J. Doran            Director                    December 22, 2000
 ____________________________________
            Mark J. Doran

          /s/ Paul Farrar             Director                    December 22, 2000
 ____________________________________
             Paul Farrar

         /s/ Matt L. Figel            Director                    December 22, 2000
 ____________________________________
            Matt L. Figel

     /s/ Kelvin J. Pennington         Director                    December 22, 2000
 ____________________________________
         Kelvin J. Pennington

         /s/ John M. Roth             Director                    December 22, 2000
 ____________________________________
             John M. Roth

       /s/ Ronald P. Spogli           Director                    December 22, 2000
 ____________________________________
           Ronald P. Spogli

        /s/ Peter Starrett            Director                    December 22, 2000
 ____________________________________
            Peter Starrett

      /s/ William M. Wardlaw          Director                    December 22, 2000
 ____________________________________
          William M. Wardlaw